
11007638

2010
Tengasco, Inc.
Annual Report

BACK TO THE DRILL BIT IN 2010

Oil

Total Proved Reserve (Volumes)

- 184% Production Replacement 2010
- PDP 2009 1.36 Mbbls, 2010 1.56 Mbbls



Total Reserves Mbbls
2,500
2,000
1,500
1,000
500
0
1.5 Mbbls
1.9 Mbbls
2.45 Mbbls
1.4 Mbbls
2.3 Mbbls
2.5 Mbbls
2005
2006
2007
2008
2009
2010

SEC Rules Change
2009 and beyond uses the 12-month average price, previously was the 12/31 price.

Annual Production '05–2010

- 2010 Production reversed decline from 1½ years of drilling inactivity.



Total Oil Production (barrels)
300,000
250,000
200,000
150,000
100,000
50,000
0
170,000
212,000
205,000
255,300
236,000
240,000
2005
2006
2007
2008
2009
2010

Dear Shareholders:

BACK TO THE BIT...

We saw record high oil prices in 2008, followed by 5-year-low prices before the year ended. The following year 2009 remained uneasy for an industry rocked by such extreme volatility. Then the year 2010 started slowly for our company. We were cautious and careful as we watched prices creep up and our cash flow improve. We slowly got *back to the drill bit* and started drilling again. We have continued drilling into the new year 2011.

We began getting back to the bit by drilling 10 wells in 2010. During 2010 we were able to make up some of the effects of patiently waiting out the 2009 low commodity prices. You may recall that due to low commodity prices, the year 2009 was a year in which we drilled only a single well, for salt water disposal. The first half of 2010 was a continued recovery time, with the last half being steady with both drilling and polymers.

At the time of this writing we are beginning well number 12 of our 2011 drilling plan. Fortunately our company has a stable base of long-lived and low-decline producing properties, and an experienced team of oil field survivors to weather the tougher times, and we are now poised to invest our cash flows into drilling more wells, performing more polymer treatments, and taking more leases.

The future is bright, we have an inventory of work in Kansas and Tennessee for several more years at our current pace. We will seek out "bolt-on" opportunities in the oil patch focusing on our core areas. We have plans to streamline this focus by concentrating our efforts in Kansas, but with an eye on some exploration wherever that might take us. We have considered some expressions of interest to divest the pipeline, and will continue to look at that asset on a go-forward basis. A capital conversion of pipeline assets to producing well resources, IF it were to happen, would be another very positive step in focusing our efforts in drilling, especially for oil.

Just when I begin to wonder if the company might appear to be moving too carefully, it seems that I see yet another oil and gas company having very difficult issues of being over-leveraged, overextended, or even facing bankruptcy. Our lenders see the value in our model and we have seen our borrowing base grow from both pricing and actions taken. The contrast between Tengasco and those companies makes me appreciate the team our company has put together, and I am grateful to write this letter on behalf of the Tengasco Board of Directors, officers, employees and our shareholders.



Jeffrey R. Bailey
Chief Executive Officer

(This page intentionally left blank.)

TENGASCO, INC.
11121 Kingston Pike, Suite E
KNOXVILLE, TENNESSEE 37934

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON June 20, 2011

TO THE STOCKHOLDERS:

Notice is hereby given that the 2011 annual meeting of stockholders (the "Annual Meeting") of Tengasco, Inc. (the "Company") has been called for and will be held at the Homewood Suites by Hilton, 10935 Turkey Drive, Knoxville, Tennessee 37922 at 9:00 A.M., local time, on Monday, June 20, 2011 for the following purposes:

1. To elect Jeffrey R. Bailey, Matthew K. Behrent, Hughree F. Brooks, John A. Clendening, and Peter E. Salas to the Board of Directors to hold office until their successors shall have been elected and qualify;

2. To approve changing the State of Incorporation of the Company from Tennessee to Delaware;

3. To ratify the appointment by the Board of Directors of Rodefer Moss & Co, PLLC to serve as the independent certified public accountants for the current fiscal year; and

4. To consider and transact such other business as may properly come before the Annual Meeting or any adjournments thereof.

The Board of Directors has fixed the close of business on April 5, 2011 as the record date for the determination of the stockholders entitled to receive notice and to vote at the Annual Meeting or any adjournments thereof. The list of stockholders entitled to vote at the Annual Meeting will be available for examination by any stockholder at the Company's offices at 11121 Kingston Pike, Suite E, Knoxville TN 37934, for ten (10) days prior to June 20, 2011.

Dated: May 2, 2011

By Order of the Board of Directors

Jeffrey R. Bailey, *Chief Executive Officer*

WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE FILL IN, SIGN AND DATE THE PROXY SUBMITTED HEREWITH AND RETURN IT IN THE ENCLOSED STAMPED ENVELOPE. THE GRANTING OF SUCH PROXY WILL NOT AFFECT YOUR RIGHT TO REVOKE SUCH PROXY IN PERSON SHOULD YOU LATER DECIDE TO ATTEND THE MEETING. THE ENCLOSED PROXY IS BEING SOLICITED BY THE BOARD OF DIRECTORS.

INTERNET AVAILABILITY OF PROXY MATERIALS

This Notice of Annual Meeting and Proxy Statement along with the form of proxy card and the Company's Annual Report on Form 10-K for the year ended December 31, 2011 will be available on the Company's website at www.tengasco.com/proxymaterials.html beginning on the first day these materials are mailed to shareholders which is anticipated to be May 2, 2011.

TENGASCO, INC.
PROXY STATEMENT

GENERAL

This proxy statement is furnished by the Board of Directors of Tengasco, Inc., a Tennessee corporation (sometimes the "Company" or "Tengasco"), with offices located at 11121 Kingston Pike, Suite E, Knoxville TN 37934, in connection with the solicitation of proxies to be used at the annual meeting of stockholders of the Company to be held on June 20, 2011 and at any adjournments thereof (the "Annual Meeting"). This proxy statement will be mailed to stockholders beginning approximately May 2, 2011.

You may vote in person at the Annual Meeting or you may vote by proxy. We recommend that you vote by proxy even if you plan to attend the Annual Meeting. If your share ownership is recorded directly, you will receive a proxy card. Voting instructions are included on the proxy card. If your share ownership is beneficial (that is, your shares are held in the name of a bank, broker or other nominee referred to as in "street name"), your broker will issue you a voting instruction form that you use to instruct them how to vote your shares. Your broker must follow your voting instructions. Although most brokers and nominees offer mail, telephone and internet voting, availability and specific procedures will depend on their voting arrangements.

If a proxy is properly executed and returned, the shares represented thereby will be voted as instructed on the proxy. Any proxy may be revoked by a stockholder prior to its exercise upon written notice to the Chief Executive Officer of the Company, or by a stockholder voting in person at the Annual Meeting. Unless instructions to the contrary are indicated, proxies will be voted FOR the election of the directors named therein and and FOR the approval of an Agreement and Plan of Merger for the purpose of changing the State of Incorporation of the Company from Tennessee to Delaware and FOR the ratification of the selection by the Audit Committee of the Board of Directors of Rodefer Moss & Co, PLLC, as the independent certified public accountants of the Company.

A copy of the Company's Annual Report on Form 10-K of the Company for the fiscal year ended December 31, 2010 ("Fiscal 2010"), which contains financial statements audited by the Company's independent certified public accountants accompanies this proxy statement.

The cost of preparing, assembling and mailing this notice of meeting, proxy statement, the enclosed Annual Report on Form 10-K and proxy will be borne by the Company. In addition to solicitation of the proxies by use of the mails, some of the officers and regular employees of the Company, without extra remuneration, may solicit proxies personally or by telephone, fax transmission or e-mail. The Company may also request brokerage houses, nominees, custodians and fiduciaries to forward soliciting material to the beneficial owners of the common stock. The Company will reimburse such persons for their expenses in forwarding soliciting material.

VOTING SECURITIES AND PRINCIPAL HOLDERS

The Board of Directors has fixed the close of business on April 5, 2011 as the record date (the "Record Date") for the determination of stockholders entitled to notice of, and to vote at the Annual Meeting. Only stockholders on the Record Date will be able to vote at the Annual Meeting.

As of the Record Date, 60,687,413 shares of the Company's common stock, $.001 par value per share are outstanding, and each share will be entitled to one (1) vote, with no shares having cumulative voting rights. Holders of shares of common stock are entitled to vote on all matters. Unless otherwise indicated herein, a majority of the votes represented by shares present or represented at the Annual Meeting is required for approval of each matter that will be submitted to the stockholders.

Management knows of no business other than that specified in Items 1, 2, and 3 of the Notice of Annual Meeting that will be presented for consideration at the Annual Meeting. If any other matter is properly presented, it is the intention of the persons named in the enclosed proxy to vote in accordance with their best judgment.

The following table sets forth the share holdings of those persons who own more than 5% of the Company's common stock as of April 5, 2011 with these computations being based upon 60,687,413 shares of common stock being outstanding as of that date and as to each shareholder, as it may pertain, assumes the exercise of options or warrants granted or held by such shareholder as of April 5, 2011.

Five Percent Stockholders[1]

Name and Address	Title	Number of Shares Beneficially Owned	Percent of Class
Dolphin Offshore Partners, L.P. c/o Dolphin Asset Management Corp. 129 East 17th Street New York, NY 10003	Stockholder	21,183,742[2]	34.8%

[1] Unless otherwise stated, all shares of Common Stock are directly held with sole voting and dispositive power.

[2] Consists of 20,839,492 shares held directly by Dolphin Offshore Partners, L.P. ("Dolphin") and 218,000 shares held directly by Peter E. Salas, and a vested, fully exercisable option to purchase 126,250 shares granted to Mr. Salas who is the Chairman of the Company's Board of Directors and is the sole shareholder and controlling person of Dolphin Management, Inc., the general partner of Dolphin.

PROPOSAL NO. 1:

ELECTION OF DIRECTORS

GENERAL

Article III, paragraph number 2 of the Company's Bylaws provides that the number of directors of the Company shall be a minimum of three and a maximum of ten. The members of the Board of Directors are each elected for a one-year term or until their successors are elected and qualify with a plurality of votes cast in favor of their election. Five nominees are put forth before the stockholders for election to the Board of Directors at the Annual Meeting. All of the nominees are presently directors of the Company and Mr. Jeffrey R. Bailey, one of the director-nominees is also presently the Chief Executive Officer of the Company.

The directors will serve until the next annual meeting of stockholders and thereafter until their successors shall have been elected and qualified.

Unless authority is withheld, the proxies in the accompanying form will be voted in favor of the election of the nominees named above as directors. If any nominee should subsequently become unavailable for election, the persons voting the accompanying proxy may in their discretion vote for a substitute.

BOARD OF DIRECTORS

The Board of Directors has the responsibility for establishing broad corporate policies and for the overall performance of the Company. Although only one member of the Board is involved in day-to-day operating details, the other members of the Board are kept informed of the Company's business by various reports and documents sent to them as well as by operating and financial reports made at Board meetings. The Board of Directors held eight meetings in Fiscal 2010. All directors who are up for re-election, except for Hughree F. Brooks who became a member of the Board of the Directors on December 3, 2010, attended at least 75% of the aggregate number of meetings of the Board of Directors and of the committees on which such directors served during Fiscal 2010. Although it has no formal policy requiring attendance, the Company encourages all of its directors to attend the annual meeting of stockholders. All of the Company's directors attended last year's Annual Meeting and it is anticipated that all of the director-nominees will attend this year's Annual Meeting.

There is no understanding or arrangement between any director and any other persons pursuant to which such individual was or is to be selected as a director or nominee of the Company.

The Company's Chief Executive Officer serves as a Director, but does not serve as Chairman of the Board of Directors. The Company has determined that dividing the functions of CEO and Chairman between two individuals, while placing the CEO on the Board has the dual beneficial effects of assisting both the CEO in making operational decisions as he is expected to do in the ongoing operation of the Company with accessability to the guidance of the Board, while allowing the Board to more effectively oversee the business risk without any additional influence from the CEO if he were also serving as Chairman of the Board.

Identification of Director-Nominees

The following table sets forth the names of all current director-nominees.

Name	Positions Held	Date of Initial Election or Designation
Jeffrey R. Bailey	Director; Chief Executive Officer	2/28/03-8/11/04; 10/21/04 7/17/02
Matthew K. Behrent	Director	3/27/07
Hughree F. Brooks	Director	12/03/10
John A.Clendening	Director	2/28/03
Peter E. Salas	Director; Chairman of the Board	10/8/02 10/21/04

Background of Directors

The following is a brief account of the experience, for at least the past five (5) years, of each nominee for director.

Jeffrey R. Bailey is 53 years old. He graduated in 1980 from New Mexico Institute of Mining and Technology with a B.S. degree in Geological Engineering. Upon graduation he joined Gearhart Industries as a field engineer working in Texas, New Mexico, Kansas, Oklahoma and Arkansas. Gearhart Industries later merged with Halliburton Company. In 1993, after 13 years working in various field operations and management roles primarily focused on reservoir evaluation, log analysis and log data acquisition he assumed a global role with Halliburton as a petrophysics instructor in Fort Worth, Texas. His duties were to teach Halliburton personnel and customers around the world log analysis and competition technology and to review analytical reservoir problems. In this role Mr. Bailey had the opportunity to review reservoirs in Europe, Latin America, Asia Pacific and the Middle East developing a special expertise in carbonate reservoirs. In 1997, he became technical manager for Halliburton in Mexico focusing on finding engineering solutions to the production challenges of large carbonate reservoirs in Mexico. He joined the Company as its Chief Geological Engineer on March 1, 2002. The experience, qualifications, attributes, and skills gained by Mr. Bailey in these oil and gas exploration and production industry positions directly apply to the operations of the Company and lead to the conclusion that Mr. Bailey should serve as a Director of the Company. Mr. Bailey was elected as President of the Company on July 17, 2002 and is presently the Company's Chief Executive Officer. He was elected as a Director on February 28, 2003 and served as a Director until August 11, 2004. He was again elected to the Company's Board of Directors on October 21, 2004 and has remained a Director since that time.

Matthew K. Behrent is 40 years old. He currently is the Executive Vice President, Corporate Development of EDCI Holdings, Inc (OTC Pink Sheets: EDCI), a company that is currently engaged in carrying out a plan of dissolution, including continuing to oversee and seek value for its majority equity stake in Entertainment Distribution Company, GmbH ("EDC GmbH"), a European company engaged in the manufacture and distribution of CDs and DVDs for the entertainment industry. Mr. Behrent is also the Chairman of the Supervisory Board of EDC GmbH. Before joining EDCI in June, 2005, Mr. Behrent was an investment banker, working as a Vice-President at Revolution Partners, a technology focused investment bank in Boston, from March 2004 until June 2005 and as an associate in Credit Suisse First Boston Corporation's technology mergers and acquisitions group from June 2000 until January 2003. From June 1997 to May 2000, Mr. Behrent practiced law, most recently with Cleary, Gottlieb, Steen & Hamilton in New York, advising financial sponsors and corporate clients in connection with financings and mergers and acquisitions transactions. Mr. Behrent received his J.D. from Stanford Law School in 1997, and his B.A. in Political Science and Political Theory from Hampshire College in 1992. He became a Director of the Company on March 27, 2007. He is also a Director and Chairman of the Audit Committee of Asure Software, Inc. (Nasdaq: ASUR). The experience, qualifications, attributes, and skills gained by Mr. Behrent in these sophisticated legal and financial positions directly apply to and support the financial oversight of the Company's operations and lead to the conclusion that Mr. Behrent should serve as a Director of the Company.

Hughree F. Brooks is 56 years old. In 2010, he co-founded Powerhouse Energy Solutions LLC, a company engaged in providing equipment and services to clients in the renewable and energy industry in the United States and abroad. Powerhouse is a provider of solar panels as well as advisory services to biofuel producers. Since 1998, Mr. Brooks has continuously provided consulting services in the oil and gas exploration industry. These services include land management, landowner representation, deal structuring and financing, and expert witness services. Mr. Brooks has 35 years of experience as a land manager with independent and major oil companies including Amoco Production, Mitchell Energy, Ladd Petroleum, Phoenix Exploration and Renown Petroleum Inc. His clients own in excess of 16,000 acres in South Louisiana with a long history of oil and gas production. In 2002, he founded and continues to serve as the Executive Director of Friends Of The Farm, a Texas nonprofit. Mr. Brooks is a licensed attorney who received his J.D. from Loyola Law School in 1980. He received his B.S. in Social Studies in 1976 from Loyola University in New Orleans.

Dr. John A. Clendening is 79 years old. He received B.S. (1958), M.S. (1960) and Ph. D. (1970) degrees in geology from West Virginia University. He was employed as a Palynologist-Coal Geologist at the West Virginia Geological Survey from 1960 until 1968. He joined Amoco in 1968 and remained with Amoco as a senior geological associate until 1992.

Dr. Clendening has served as President and other offices of the American Association of Stratigraphic Palynologists and the Society of Organic Petrologists. From 1992-1998 he was engaged in association with Laird Exploration Co., Inc. of Houston, Texas, directing exploration and production in south central Kentucky. In 1999, he purchased all the assets of Laird Exploration in south central Kentucky and operates independently. While with Amoco Dr. Clendening was instrumental in Amoco's acquisition in the early 1970's of large land acreage holdings in Northeast Tennessee, based upon his geological studies and recommendations. His work led directly to the discovery of what is now the Company's Paul Reed # 1 well. He further recognized the area to have significant oil and gas potential and is credited with discovery of the field that is now known as the Company's Swan Creek Field. Dr. Clendening previously served as a Director of the Company from September 1998 to August 2000. He was again elected as a Director of the Company on February 28, 2003. The experience, qualifications, attributes, and skills gained by Dr. Clendening in the science of geology and the oil and gas exploration and production industry as reflected in his extensive career fully and directly apply to the operations of the Company and lead to the conclusion that Dr. Clendening should serve as a Director of the Company.

Peter E. Salas is 56 years old. He has been President of Dolphin Asset Management Corp. and its related companies since he founded it in 1988. Prior to establishing Dolphin, he was with J.P. Morgan Investment Management, Inc. for ten years, becoming Co-manager, Small Company Fund and Director-Small Cap Research. He received an A.B. degree in Economics from Harvard in 1976. Mr. Salas was elected to the Board of Directors on October 8, 2002. Mr. Salas also serves on the boards of Williams Controls, Inc. and Southwall Technologies, Inc. The business experience, attributes, and skills gained by Mr. Salas in these sophisticated financial positions, together with his service as director of other public companies and his capacity as controlling person of the Company's largest shareholder directly apply to and support his qualification as a director, and lead to the conclusion that Mr. Salas should serve as a Director of the Company.

Director Independence

The Rules of the NYSE Amex (the "NYSE Amex Rules") require that issuers, such as the Company, which are a Smaller Reporting Company pursuant to Regulation S-K Item 10(f)(1) maintain a board of directors of which at least one-half of the members are independent in that they are not officers of the Company and are free of any relationship that would interfere with the exercise of their independent judgment. The NYSE Amex Rules also require that the Company's Board of Directors' Audit Committee be comprised of at least three members all of whom qualify as independent under the criteria set forth in Rule 10 A-3 of the Securities Exchange Act of 1934 and NYSE Amex Rule 803(b)(2). The Board of Directors has determined that four of the five director-nominees, Matthew K. Behrent, John A. Clendening, Hughree F. Brooks, and Peter E. Salas, are independent as defined by the NYSE AMEX Rules, and that Matthew K. Behrent, John A. Clendening, and Hughree F. Brooks are also independent as defined by Section 10A(m)(3) of the Securities Exchange Act of 1934 and the rules and regulations of the Securities and Exchange Commission and that each of these nominees does not have any relationship which would interfere with the exercise of his independent judgment in carrying out his responsibilities as a director. In reaching its determination, the Board of Directors reviewed certain categorical independence standards to provide assistance in the determination of director independence. The categorical standards are set forth below and provide that a director will not qualify as an independent director under the NYSE Amex Rules if:

- The Director is, or has been during the last three years, an employee or an officer of the Company or any of its affiliates;
- The Director has received, or has an immediate family member3 who has received, during any twelve consecutive months in the last three years any compensation from the Company in excess of $120,000, other than compensation for service on the Board of Directors, compensation to an immediate family member who is an employee other than an executive officer, compensation received as an interim executive officer or benefits under a tax-qualified retirement plan, or non-discretionary compensation;
- The Director is a member of the immediate family of an individual who is, or has been in any of the past three years, employed by the Company or any of its affiliates as an executive officer;
- The Director, or an immediate family member, is a partner in, or controlling shareholder or an executive officer of, any for-profit business organization to which the Company made, or received, payments (other than those arising solely

[3] Under these categorical standards "immediate family member" includes a person's spouse, parents, children, siblings, mother-in-law, father-in-law, brother-in-law, sister-in-law, son-in-law, daughter-in-law, and anyone who resides in such person's home (other than a domestic employee).

from investments in the Company's securities) that exceed 5% of the Company's or business organization's consolidated gross revenues for that year, or $200,000, whichever is more, in any of the past three years;

- The Director, or an immediate family member, is employed as an executive officer of another entity where at any time during the most recent three fiscal years any of the Company's executives serve on that entity's compensation committee; or

- The Director, or an immediate family member, is a current partner of the Company's outside auditors, or was a partner or employee of the Company's outside auditors who worked on the Company's audit at any time during the past three years.

The following additional categorical standards were employed by the Board in determining whether a director qualified as independent to serve on the Audit Committee and provide that a director will not qualify if:

- The Director directly or indirectly accepts any consulting, advisory, or other compensatory fee from the Company or any of its subsidiaries; or

- The Director is an affiliated person[4] of the Company or any of its subsidiaries.

- The Director did not participate in the preparation of the Company's financial statements at any time during the past three years.

The independent members of the Board meet as often as necessary to fulfill their responsibilities, but meet at least annually in executive session without the presence of non-independent directors and management.

Committees

The Company's Board has operating audit, governance, and compensation/stock option committees.

Audit Committee

In Fiscal 2010, director-nominees John A. Clendening, and Matthew K. Behrent, and director Carlos P. Salas who is not being proposed as a director-nominee for reelection in this proxy statement, were the members of the Audit Committee. After Hughree F. Brooks joined the Board of Directors in December 2010 he was appointed to serve on the Audit Committee in

---

[4] For purposes of this categorical standard, an "affiliated person of the Company" means a person that directly or indirectly through intermediaries controls, or is controlled by, or is under common control with the Company. A person will not be considered to be in control of the Company, and therefore not an affiliate of the Company, if he is not the beneficial owner, directly or indirectly of more than 10% of any class of voting securities of the Company and he is not an executive officer of the Company. Executive officers of an affiliate of the Company as well as a director who is also an employee of an affiliate of the Company will be deemed to be affiliates of the Company.

place of Mr. Clendening. Mr. Behrent was the Chairman of the Committee and the Board of Directors determined that Mr. Behrent was an "audit committee financial expert" as defined by applicable Securities and Exchange Commission ("SEC") regulations and the NYSE Amex Rules. Each of the members of the Audit Committee met the independence and experience requirements of the NYSE AMEX Rules, the applicable Securities Laws, and the regulations and rules promulgated by the SEC.

The Audit Committee adopted an Audit Committee Charter during fiscal 2001. In 2004, the Board adopted an amended Audit Committee Charter, a copy of which is available on the Company's internet website, www.tengasco.com. The Audit Committee Charter fully complies with the requirements of the NYSE Amex Rules. The Audit Committee reviews and reassesses the Audit Committee Charter annually.

The Audit Committee's functions are:

- To review with management and the Company's independent auditors the scope of the annual audit and quarterly statements, significant financial reporting issues and judgments made in connection with the preparation of the Company's financial statements;

- To review major changes to the Company's auditing and accounting principles and practices suggested by the independent auditors;

- To monitor the independent auditor's relationship with the Company;

- To advise and assist the Board of Directors in evaluating the independent auditor's examination;

- To supervise the Company's financial and accounting organization and financial reporting;

- To nominate, for approval of the Board of Directors, a firm of certified public accountants whose duty it is to audit the financial records of the Company for the fiscal year for which it is appointed; and

- To review and consider fee arrangements with, and fees charged by, the Company's independent auditors.

The Audit Committee met each quarter and a total of five (5) times in Fiscal 2010 with the Company's auditors, including discussing the audit of the Company's year end financial statements. It is intended that if elected as directors in 2011, Messrs. Brooks and Clendening will continue to serve as members of the Audit Committee along with Mr. Behrent who will again serve as the Chairman of the Committee and as its designated financial expert.

Audit Committee Report

The Audit Committee has:

I. Reviewed and discussed the Company's unaudited financial statements for the first three quarters of Fiscal 2010 and the Company's audited financial statements for the year ended December 31, 2010 with the management of the Company and the Company's independent auditors;

II. Discussed with the Company's independent auditors the matters required to be discussed by Statement of Auditing Standards No. 61, as the same was in effect on the date of the Company's financial statements; and

III. Received the written disclosures and the letter from the Company's independent accountant required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant's communications with the audit committee concerning independence, and has discussed with the independent accountant the independent accountant's independence.

Based on the foregoing materials and discussions, the Audit Committee recommended to the Board of Directors that the unaudited financial statements for each of the first three quarters of Fiscal 2010 be included in the Quarterly Reports on Form 10-Q for those quarters and that the audited financial statements for the year ended December 31, 2010 be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2010.

Members of the Audit Committee

Matthew K. Behrent
Hughree F. Brooks
Carlos P. Salas

Governance Committee

In Fiscal 2010, the members of the Nomination and Governance Committee were director-nominees John Clendening and Matthew K. Behrent, and director Carlos P. Salas who is not being proposed as a director-nominee for reelection in this proxy statement, with Mr. Salas acting as Chairman. As stated above, the Company determined that each member of the Committee was independent as that term is defined under the NYSE Amex Rules. The Committee met one time in Fiscal 2010. The Committee, among other duties, had determined the slate of director candidates to be presented for election at the Company's annual meeting of shareholders. It is anticipated that if the proposed slate of director nominees is elected, the committee will be reconstituted or the functions of the Governance Committee may be assumed by the Board and the Governance Committee will not continue to exist as a separate committee.

In July, 2010 the Company's Board of Directors determined that the board nomination function of Nomination and Governance Committee would be assumed by the full Board, and this committee would no longer have nomination functions and thus would become the Governance Committee. After July, 2010, the Governance Committee consisted of Carlos Salas as Chairman, and Dr. John Clendening. The ongoing function of this Committee is to oversee the Company's compliance with the corporate governance requirements of the SEC and the NYSE Amex Rules.

The Board adopted procedures for annual director nominations by the Board. Those procedures provide that the qualifications that should be met by any person recommended as a nominee for a position on the Company's Board of Directors should include one or more of the following: a background or experience in oil and gas exploration, production, transportation, geology, construction, finance or in another business, government service, or profession that would reasonably enable the nominee to provide seasoned and reputable service to the shareholders of the Company in the performance of the duties of a member of the Board of Directors. The Board has not paid fees to any third party to identify, evaluate or to assist in identifying or evaluating, potential nominees, but may do so in the future if it determines it necessary.

The Board has no policy regarding the consideration of "diversity" in identifying nominees for director. The Company has no separate policy with regard to the consideration of any director candidates recommended by security holders. However, the Board will consider director candidates recommended by security holders provided that such nominations are timely made as set forth hereinafter under the heading "Stockholders Proposals". Any person recommended by a security holder to serve on the Board of Directors is considered upon the same terms as candidates recommended by any other person. To date, the Company has not received any recommendations from shareholders requesting that the Company consider a candidate for inclusion among the Committee's slate of nominees in the Company's proxy statement.

Among the nominating procedures are the following:

- Any shareholder, officer, or director may recommend for nomination any person for the slate of candidates for membership on the Company's Board of Directors to be presented to the shareholders at the Company's annual meeting of shareholders. Such recommendations must be furnished in writing addressed to the Company's Board of Directors at the Company's principal offices. All such nominations will be furnished to the Board which may conduct interviews, investigations or make other determinations as to the qualifications of such recommended persons.

- Any then-current members of the Board of Directors desiring to stand for re-election may be placed on the slate of directors for re-election without further inquiry as to their qualifications.

- The Board will determine the slate of candidates for the Board in such a manner and at such a time so as not to delay either the mailing of the proxy statement to the Company's shareholders or the annual meeting of shareholders.

- The adopted procedures apply only to the determination of the slate of directors to be presented for election at the annual meeting of the shareholders. Any vacancies on the Board of Directors following the annual meeting of shareholders may be filled in the manner currently applicable under the Company's Charter, Bylaws, and applicable state law.

- The procedures adopted may be amended from time to time by the Board of Directors in order to comply with any applicable provision or interpretation of any rule, statute, or stock exchange rule of the exchange on which the Company's stock may be listed.

The nomination procedures adopted are posted on the Company's internet website at www.tengasco.com. In the event of any such amendment to the procedures, the Company intends to disclose the amendments on the Company's internet website within five business days following such amendment.

The Board determined the slate of candidates for the Board of Directors presented for election at this year's Annual Meeting.

Compensation/Stock Option Committee

The members of the Compensation/Stock Option Committee in Fiscal 2010 were director-nominees John A. Clendening, Matthew K. Behrent and Carlos P. Salas with Mr. Clendening acting as Chairman. Messrs. Clendening, Behrent and Salas all meet the current independence standards established by the NYSE Amex Rules.

The Board of Directors has adopted a charter for the Compensation/Stock Option Committee which is available at the Company's internet website, www.tengasco.com.

The Compensation/Stock Option Committee's functions, in conjunction with the Board of Directors, are to provide recommendations with respect to general and specific compensation policies and practices of the Company for directors, officers and other employees of the Company. The Compensation/Stock Option Committee expects to periodically review the approach to executive compensation and to make changes as competitive conditions and other circumstances warrant and will seek to ensure the Company's compensation philosophy is consistent with the Company's best interests and is properly implemented. The Committee determines or recommends to the Board of Directors for determination the specific compensation of the Company's Chief Executive Officer and all of the Company's other officers. Although the Committee may seek the input of the Company's Chief Executive Officer in determining the compensation of the Company's other executive officers, the Chief Executive Officer may not be present during the voting or deliberations with respect to his compensation. The Committee may not delegate any of its responsibilities unless it is to a subcommittee formed by the Committee, but only if such subcommittee consists entirely of directors who meet the independence requirements of the NYSE Amex Rules.

The Compensation/Stock Option Committee is also charged with administering the Tengasco, Inc. Stock Incentive Plan (the "Stock Incentive Plan"). The Compensation/Stock Option Committee has complete discretionary authority with respect to the awarding of options and Stock Appreciation Rights ("SARs"), under the Stock Incentive Plan, including, but not limited to, determining the individuals who shall receive options and SARs; the times when they shall receive them; whether an option shall be an incentive or a non-qualified stock option; whether an SAR shall be granted separately, in tandem with or in addition to an option; the number of shares to be subject to each option and SAR; the term of each option and SAR; the date each option and SAR shall become exercisable; whether an option or SAR shall be exercisable in whole, in part or in installments and the terms relating to such installments; the exercise price of each option and the base price of each SAR; the form of payment of the exercise price; the form of payment by the Company upon the exercise of an SAR; whether to restrict the sale or other disposition of the shares of common stock acquired upon the exercise of an option or SAR; to subject the exercise of all or any portion of an option or SAR to the fulfillment of a contingency, and to determine whether such contingencies have been met; with the consent of the person receiving such option or SAR, to cancel or modify an option or SAR, provided such option or SAR as modified would be permitted to be granted on such date under the terms of the Stock Incentive Plan; and to make all other determinations necessary or advisable for administering the Plan.

The Compensation/Stock Option Committee met three (3) times in Fiscal 2010. The Committee has the authority to retain a compensation consultant or other advisors to assist it in the evaluation of compensation and has the sole authority to approve the fees and other terms of retention of such consultants and advisors and to terminate their services. To date, the Committee has not retained any such consultants or advisors to assist it, although it may do so in the future if it deems it necessary.

Compensation/Stock Option Committee Interlocking And Insider Participation

No interlocking relationship existed or exists between any member of the Company's Compensation/Stock Option Committee and any member of the compensation committee of any other company, nor has any such interlocking relationship existed in the past. No member or nominee of the Compensation/Stock Option Committee is an officer or an employee of the Company.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's executive officers, directors and persons who beneficially own more than 10% of the Company's Common Stock to file initial reports of ownership and reports of changes in ownership with the SEC no later than the second business day after the date on which the transaction occurred unless certain exceptions apply. In fiscal 2010, the Company, its officers and directors and its shareholders owning more than 10% of its common stock were not delinquent in filing of any of their Form 3, 4, and 5 reports.

Family and Other Relationships

There are no family relationships between any of the present directors or executive officers of the Company except that Carlos P. Salas, a Director of the Company, is the cousin of Peter E. Salas, Chairman of the Board of Directors. Mr. Carlos P. Salas is not being currently proposed as a nominee for reelection to the Board. There are no family relationships between any of the other Directors or executive officers of the Company.

Involvement in Certain Legal Proceedings

To the knowledge of management, no director, executive officer or affiliate of the Company or owner of record or beneficially of more than 5% of the Company's common stock is a party adverse to the Company or has a material interest adverse to the Company in any proceeding.

To the knowledge of management, during the past ten years, unless specifically indicated below with respect to any numbered item, no present director, executive officer or person nominated to become a director or an executive officer of the Company:

(1) Filed a petition under the federal bankruptcy laws or any state insolvency law, nor had a receiver, fiscal agent or similar officer appointed by a court for the business or property of such person, or any partnership in which he or she was a general partner at or within two years before the time of such filing, or any corporation or business association of which he or she was an executive officer at or within two years before the time of such filing; provided however that the Company's Chief Financial Officer Michael J. Rugen during 2007 through mid 2009 was Vice President of Accounting and Finance for Nighthawk Oilfield Services in Houston, Texas (Nighthawk); Nighthawk filed for bankruptcy protection under Chapter 7 of the bankruptcy laws on July 10, 2009 and such fact was affirmatively disclosed to management before Mr. Rugen was appointed to the position of Chief Financial Officer of the Company in September, 2009, and management determined that the circumstances surrounding bankruptcy filing did not disclose any reason to question the integrity or qualifications of Mr. Rugen for the position of Chief Financial Officer of the Company.

(2) Was convicted in a criminal proceeding or named the subject of a pending criminal proceeding (excluding traffic violations and other minor offenses);

(3) Was the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him or her from or otherwise limiting the following activities: (a) acting as a futures commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor broker, leverage transaction merchant, any other person regulated by the Commodity Futures Trading Commission, or an associated person of any of the foregoing, or as an investment adviser, underwriter, broker or dealer in securities, or as an affiliated person, director or employee of any investment company, bank, savings and loan association or insurance company, or engaging in or continuing any conduct or practice in connection with such activity; (b) engaging in any type of business practice; or (c) engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of federal or state securities laws or federal commodities laws;

(4) Was the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any Federal or State authority barring, suspending or otherwise limiting him or her for more than 60 days from engaging inany activity described in paragraph 3(a) above, or being associated with any persons engaging in any such activity;

(5) Was found by a court of competent jurisdiction in a civil action or by the SEC to have violated any federal or state securities law, and the judgment in such civil action or finding by the SEC has not been subsequently reversed, suspended, or vacated;

(6) Was found by a court of competent jurisdiction in a civil action or by the Commodity Futures Trading Commission ("CFTC") to have violated any federal commodities law, and the judgment in such civil action or finding by the CFTC has not been subsequently reversed, suspended, or vacated;

(7) Was the subject of, or a party to, any federal or state judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated, relating to an alleged violation of: (i) any federal or state securities or commodities law or regulation; (ii) any law or regulation respecting financial institutions or insurance companies including but not limited to a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease and desist order, or removal or prohibition order; or (iii) any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

(8) Was the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act [15 U.S.C. 78c(a)(26)], any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act [7 U.S.C. 1(a)(29)], or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

Stockholder Communications with the Board of Directors

Stockholders may communicate with the Board of Directors of the Company by writing to: Cary V. Sorensen, Secretary, Tengasco, Inc., 11121 Kingston Pike, Suite E, Knoxville TN 37934 or by e-mail: to: csorensen@tengasco.com Subject: Communication to Board of Directors. All letters and e-mails will be answered, if possible, and will be distributed to board members as appropriate. Notwithstanding the foregoing, the Company has the authority to discard or disregard any communication, which is unduly hostile, threatening, illegal or otherwise inappropriate or to take any other appropriate actions with respect to such communications.

SECURITY OWNERSHIP OF DIRECTORS AND OFFICERS

Name and Address	Title	Number of Shares Beneficially Owned[5]	Percent of Class[6]
Jeffrey R. Bailey	Director; Chief Executive Officer	916,494[7]	1.5%
Matthew K. Behrent	Director	139,250[8]	Less than 1%
Hughree F. Brooks	Director	6,250[9]	Less than 1%
John A. Clendening	Director	532,750[10]	Less than 1%
Michael J. Rugen	Chief Financial Officer	80,000[11]	Less than 1%
Carlos P. Salas	Director	190,250[12]	Less than 1%
Peter E. Salas	Director; Chairman of the Board	21,183,742[13]	34.8%
Cary V. Sorensen	Vice President; General Counsel; Secretary	325,226[14]	Less than 1%
Charles P. McInturff	Vice President	320,000[15]	Less than 1%
All Officers and Director-Nominees As a group		23,693,962[16]	38.3%

---

[5]Unless otherwise stated, all shares of common stock are directly held with sole voting and dispositive power. The shares set forth in the table are as of April 5, 2011.

[6]Calculated pursuant to Rule 13d-3(d) under the Securities Exchange Act of 1934 based upon 60,687,413 shares of common stock being outstanding as of the record date, April 5, 2011. Shares not outstanding that are subject to options or warrants exercisable by the holder thereof within 60 days of April 5, 2011 are deemed outstanding for the purposes of calculating the number and percentage owned by such stockholder, but not deemed outstanding for the purpose of calculating the percentage of any other person. Unless otherwise noted, all shares listed as beneficially owned by a stockholder are actually outstanding.

[7]Consists of 749,494 shares held directly and vested, fully exercisable options to purchase 167,000 shares.

[8]Consists of 33,000 shares held directly and vested, fully exercisable options to purchase 106,250 shares.

[9] Consists of vested, fully exercisable options to purchase 6,250 shares.

[10]Consists of 406,500 shares held directly and vested, fully exercisable options to purchase 126,250 shares.

[11] Consists of a vested, fully exercisable options to purchase 80,000 shares.

[12]Consists of 64,000 shares held directly and vested, fully exercisable options to purchase 126,250 shares.

[13]Consists of 218,000 shares held directly, vested, fully exercisable options to purchase 126,250 shares and 20,839,492 shares held directly by Dolphin Offshore Partners, L.P. ("Dolphin"). Peter E. Salas is the sole shareholder of and controlling person of Dolphin Management, Inc. which is the general partner of Dolphin.

[14]Consists of 236,226 shares held directly and vested, fully exercisable options to purchase 89,000 shares.

[15]Consists of vested, fully exercisable options to purchase 320,000 shares.

[16]Consists of 1,707,220 shares held directly by management, 20,839,492 shares held by Dolphin and vested, fully exercisable options to purchase 1,147,250 shares.

Change in Control

To the knowledge of the Company's management, there are no present arrangements or pledges of the Company's securities which may result in a change in control of the Company.

EXECUTIVE COMPENSATION

Executive Officer Compensation

The following table sets forth a summary of all compensation awarded to, earned or paid to, the Company's Chief Executive Officer, Chief Financial Officer and other executive officers whose compensation exceeded $100,000 during fiscal years ended December 31, 2010 and December 31, 2009.

SUMMARY COMPENSATION TABLE						
Name and Principal Position	Year	Salary ($)	Bonus ($)	Option Awards[17] ($)	All Other Compensation[18] ($)	Total ($)
Jeffrey R. Bailey, Chief Executive Officer	2010	$ 189,750	$ 68,073	$ 28,523	$ 14,740	$ 301,086
	2009	$ 189,750	$ -	$ -	$ 5,955	$ 195,705
Michael J. Rugen, Chief Financial Officer [19]	2010	$ 150,000	$ 43,050	$ -	$ 12,311	$ 205,361
	2009	$ 40,385	$ -	$ 155,866	$ 29	$ 196,280
Mark A. Ruth, former Chief Financial Officer [20]	2009	$ 126,606	$ -	$ -	$ 88	$ 126,694
Cary V. Sorensen, General Counsel	2010	$ 137,940	$ 39,588	$ 16,620	$ 8,149	$ 202,297
	2009	$ 137,940	$ -	$ -	$ 4,361	$ 142,301
Charles P. McInturff, Vice President	2010	$ 92,500	$ 26,548	$ -	$ 13,493	$ 132,541
	2009	$ 92,500	$ -	$ -	$ 5,027	$ 97,527

[17] The amounts represented in this column are equal to the aggregate grant date fair value of the award computed in accordance with FASB ASC Topic 718, Compensation-Stock Compensation, in connection with options granted under the Tengasco, Inc. Stock Incentive Plan. See Note 14 to the Consolidated Financial Statements included in the Company's Annual Report on Form 10-K for the year ended December 31, 2010 for information on the relevant valuation assumptions.

[18] The amounts in this column consist of Tengasco's matching contributions to its 401 (k) plan, personal use of company vehicles, and the portion of company-wide group term life insurance premiums allocable to these named executive officers.

[19] Mr. Rugen's annual salary in 2009 was $150,000. The amount reflected in the salary column for 2009 represents Mr. Rugen's prorated salary.

[20] Mr. Ruth's annual salary in 2009 was $131,670. The amount reflected in the salary column for 2009 represents Mr. Ruth's prorated salary.

Outstanding Equity Awards at Fiscal Year-End

	OPTION AWARDS			
	Number of securities underlying unexercised options	Number of securities underlying unexercised options		
	(#)	(#)	Option exercise price	
Name	exercisable	unexercisable[21]	($)	Option expiration date
Jeffrey R. Bailey	20,000	-	$ 0.58	1/18/2011
	20,000	-	$ 0.81	12/13/2011
	127,000	-	$ 0.44	8/29/2016
Michael J. Rugen	80,000	320,000	$ 0.50	9/27/2015
Cary V. Sorensen	15,000	-	$ 0.58	1/18/2011
	74,000	-	$ 0.44	8/29/2015
Charles P. McInturff	320,000	80,000	$ 0.57	2/1/2013

Option and Award Exercises

On April 8, 2010, Jeffrey R. Bailey, the Chief Executive Officer and a Director of the Company, and Cary V. Sorensen, Vice President and General Counsel of the Company, pursuant to the Tengasco Stock Incentive Plan converted options granted to them under the Plan on September 9, 2005 and which expired on April 20, 2010 to purchase 1,250,000 and 400,000 shares of the Company's common stock at $0.27 per share, respectively, to stock appreciation rights ("SAR's") also at $0.27 per and expiring on April 20, 2010.

[21] Mr. Rugen's 320,000 unexercisable share options will vest at the rate of 80,000 share options per year on 9/27/2011, 9/27/2012, 9/27/2013, and 9/27/2014. Mr. McInturff's 80,000 unexercisable share options will vest on 12/18/2011.

On April 19, 2010, Mr. Bailey and Mr. Sorensen exercised their SAR's which were paid in shares of common stock of the Company. The number of shares issued were determined by subtracting the exercise price of the SAR's ($0.27) from the closing market price of the Company's common stock as listed on NYSE Amex on the exercise date ($ 0.53) multiplying the number of shares underlying the SAR's grant (1,250,000 for Mr. Bailey and 400,000 for Mr. Sorensen) and dividing that product by the closing market price ($0.53). As a result, Mr. Bailey received 613,207 shares and Mr. Sorensen 196,226 shares of the Company's common stock upon the exercise of their SAR's.

Employment Contracts

There are presently no employment contracts relating to any member of management. However, depending upon the Company's operations and requirements, the Company may offer long-term contracts to other executive officers or key employees in the future.

Compensation of Directors

The Board of Directors has resolved to compensate members of the Board of Directors for attendance at meetings at the rate of $250 per day, together with direct out-of-pocket expenses incurred in attendance at the meetings, including travel. The Directors, however, have waived such fees due to them as of this date for prior meetings.

Members of the Board of Directors may also be requested to perform consulting or other professional services for the Company from time to time, although at this time no such arrangements are in place. The Board of Directors has reserved to itself the right to review all directors' claims for compensation on an ad hoc basis.

Board members currently receive fees from the Company for their services as director. They may also from time to time be granted stock options under the Tengasco, Inc. Stock Incentive Plan. A separate plan to issue cash and/or shares of stock to independent directors for service on the Board and various committees of the Board of Directors was authorized by the Board of Directors and approved by the Company's shareholders. A copy of the Plan is posted at the Company's website at www.tengasco.com. No award was made to any independent director under this plan in Fiscal 2010.

DIRECTOR COMPENSATION FOR FISCAL 2010

Name	Fees earned or paid in cash ($)	Option awards compensation [22] ($)	Total ($)
Matthew K. Behrent	$ 15,000	$ 7,000	$ 22,000
John A. Clendening	$ 15,000	$ 7,000	$ 22,000
Carlos P. Salas	$ 15,000	$ 7,000	$ 22,000
Peter E. Salas	$ 15,000	$ 7,000	$ 22,000

CERTAIN TRANSACTIONS

There have been no material transactions, series of similar transactions or currently proposed transactions during Fiscal 2009 and 2010, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds the lesser of $120,000 or one percent of the average of the Company's total assets at year-end for its last two completed fiscal years in which any director or executive officer or any security holder who is known to the Company to own of record or beneficially more than 5% of the Company's common stock, or any member of the immediate family of any of the foregoing persons, had a material interest.

Review, Approval or Ratification of Transactions with Related Parties[23]

The Company's Board of Directors has adopted a written Related Party Transactions Approval Policy which is posted on the Company's website at www.tengasco.com. It is the Company's preference to avoid entering into a material related-party transaction if a transaction with a non-related party is available on an equally timely and equally beneficial basis. However, if a Related Party Transaction appears to be in the Company's best interest then it will be approved or ratified if the Board of Directors expressly finds that the terms of the transaction are

---

[22] The amounts represented in this column are equal to the aggregate grant date fair value of the award computed in accordance with FASB ASC Topic 718, Compensation-Stock Compensation, in connection with options granted under the Tengasco, Inc. Stock Incentive Plan. See Note 14 to the Consolidated Financial Statements included in the Company's Annual Report on Form 10-K for the year ended December 31, 2010 for information on the relevant valuation assumptions.
As of December 31, 2010, Mr. Behrent held 75,000 unexercised options.
As of December 31, 2010, Mr. Clendening held 95,000 unexercised options.
As of December 31, 2010, Mr. Carlos Salas held 125,000 unexercised options.
As of December 31, 2010, Mr. Peter Salas held 125,000 unexercised options.

[23] A "Related Party" is any director or executive officer of the Company, any nominee for director, any shareholder known to be the beneficial owner of more than 5% of any class of the Company's voting stock, and any Immediate Family Member of any such Party. "Immediate Family Member" means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law of a person, and any person (other than a tenant or an employee) sharing the household of such person.

comparable to or more beneficial to the Company than those that could be obtained in arm's length dealings with an unrelated third party; or, the transaction is approved by the majority of disinterested members of the Company's Board of Directors.

Parent of Issuer

The Company has no parent.

BOARD RECOMMENDATION AND VOTE REQUIRED

For Proposal No. 1 regarding the election of directors, votes may be cast in favor of all nominees, may be withheld with regard to all nominees or may be withheld only with regard to nominees specified by the stockholder. Directors will be elected by a plurality of the votes of the shares of the Company's common stock present in person or represented by proxy, and entitled to vote on the election of directors at a meeting at which a quorum is present. Abstentions are tabulated in determining the votes present at a meeting. Consequently, an abstention has the same effect as a vote against a director-nominee, as each abstention would be one less vote in favor of a director nominee. If a broker indicates on the proxy that it does not have discretionary authority as to certain shares to vote on a particular matter (i.e., a "broker non-vote"), those shares will not be considered as present and entitled to vote with respect to that matter. The Board of Directors recommends that stockholders vote "FOR" the nominees set forth above. Unless marked to the contrary, proxies received will be voted FOR the nominees set forth above.

PROPOSAL NO. 2

APPROVAL CHANGING THE STATE OF INCORPORATION OF THE COMPANY FROM TENNESSEE TO DELAWARE

On April 14, 2011, the Board of Directors of the Company approved, subject to the approval of the stockholders, an Agreement and Plan of Merger (the "Plan of Merger") providing for the merger (the "Merger") of the Company with and into a recently formed, wholly-owned, subsidiary of the Company, Tengasco, Inc., a Delaware corporation ("TGC-Delaware"), for the purposes of changing the Company's state of incorporation from Tennessee to Delaware (the "Reincorporation"). As result of the Merger, the Company will become a Delaware corporation and the former stockholders will own all of the stock of TGC-Delaware. A copy of the Plan of Merger is attached as Appendix A to this Proxy Statement.

REASONS FOR THE REINCORPORATION

The Board of Directors believes that the Reincorporation of the Company from the State of Tennessee to the State of Delaware will benefit the Company and its stockholders. The State of Delaware is recognized for adopting comprehensive modern and flexible corporate laws which are periodically revised to respond to the changing legal and business needs of corporations. For this reason, many major corporations have incorporated in Delaware or have changed their corporate domiciles to Delaware in a manner similar to that proposed by the Company. Consequently, the Delaware judiciary has become particularly familiar with corporate law matters and a substantial body of court decisions has developed construing Delaware Law. Delaware corporate law, accordingly, has been, and is likely to continue to be, interpreted in many significant judicial decisions, a fact which may provide greater clarity and predictability with respect to our corporate legal affairs.

In addition, Delaware has established a specialized court, the Court of Chancery that has exclusive jurisdiction over matters relating to the Delaware General Corporation Law ("DGCL"). In the Court of Chancery, corporate cases are heard by judges, without juries, who have many years of experience with corporate issues. Traditionally, this has meant that the Delaware courts are able in most cases to process corporate litigation relatively quickly and effectively. By comparison, many states, including Tennessee, do not have a specialized judiciary for matters relating to corporate issues.

Delaware courts have developed considerable expertise in dealing with corporate legal issues and produced a substantial body of case law construing the DGCL, with multiple cases concerning areas that no Tennessee court has considered. Because the judicial system is based largely on legal precedents, the abundance of Delaware case law should serve to enhance the relative clarity and predictability of many areas of corporate law, which should offer added advantages to the Company by allowing the Company's Board of Directors and management to make corporate decisions and take corporate actions with greater assurance as to the validity and consequences of those decisions and actions.

Reincorporation in Delaware would also permit the Company to avoid the effects of certain Tennessee laws applicable to Tennessee domestic corporations that either expressly limit or almost certainly discourage persons from considering or proposing potential takeover offers, mergers, consolidations, or other business combinations favorable to all of the Company's shareholders. (See discussion below, "Comparison of Delaware and Tennessee Corporate Law" – "Business Combinations".) This may occur because Tennessee statutory burdens and requirements are intended to protect Tennessee constituencies rather than the Company's shareholders as a whole, without regard to the residence of the shareholders. Not all of these laws may cover the Company in certain cases. No business combination proposal of any kind has been received by the Company and none is currently being considered by the Board or by Management. Nevertheless, the Board and Management are of the belief that the existence of such laws may inject substantial doubt whether a potential offer may be proper under state law, and thereby prevent any offer from being made for fear it may not be lawfully completed, or that the costs of lawfully completing the proposal may be excessive as a result of the procedures necessary. The Reincorporation in Delaware which has a more widely understood foundation of corporation law will result in the Company to be more likely considered as a candidate for potential business combinations from time to time because of the probable familiarity of offering parties with the requirements of Delaware law particularly in the event that such a party were itself incorporated in that jurisdiction.

Reincorporation from Tennessee to Delaware may also make it easier to attract future candidates willing to serve on the Company's Board of Directors, because many such candidates are already familiar with Delaware corporate law, including provisions relating to director indemnification, from their past business experience.

In addition, in the opinion of the Board of Directors and the Company, underwriters and other members of the financial services industry may be more willing and better able to assist in capital-raising programs for corporations having the greater flexibility afforded by the DGCL.

While the Board of Directors believes that the foregoing benefits and advantages of Reincorporation in Delaware are significant, you may find the Reincorporation disadvantageous. The DGCL permits a corporation to adopt a number of measures, through amendment of the corporate certificate of incorporation or bylaws or otherwise, designed to reduce a corporation's vulnerability to unsolicited takeover attempts. There is substantial judicial precedent in the Delaware courts as to the legal principles applicable to such defensive measures with respect to the conduct of the board of directors under the business judgment rule, and the related enhanced scrutiny standard of judicial review, with respect to unsolicited takeover attempts. The substantial judicial precedent in the Delaware courts may potentially be disadvantageous to you to the extent it has the effect of providing greater certainty that the Delaware courts will sustain the measures the Company has in place or implements to protect stockholder interests in the event of unsolicited takeover attempts. Such measures may also tend to discourage a future attempt to acquire control of the Company that is not presented to and approved by the Company's Board of Directors, but that a substantial number and perhaps even a majority of the stockholders might believe to be in their best interests or in which stockholders might receive a substantial premium for their shares over then current market prices. As a result of such effects, stockholders who might desire to participate in such a transaction may not have an opportunity to do so. For these reasons, the interests of the Board of Directors, management and affiliated stockholders in voting on the reincorporation proposal may not be the same as those of unaffiliated stockholders.

In addition, the Company will be required to pay an annual franchise tax in Delaware that is not currently required in Tennessee. The Company estimates that after the Reincorporation, the Company's annual franchise tax in Delaware would initially be approximately $30,000.

The Board of Directors has considered the potential disadvantages of the Reincorporation and has concluded that the potential benefits outweigh the possible disadvantages. After considerations of all the above, the Board of Directors believes that it is in the Company's best interest for it to incorporate in the State of Delaware from its present domicile of Tennessee.

THE MERGER

The following discussion summarizes certain terms of the Plan of Merger and certain consequences of the Merger. This description is qualified in its entirety by reference to the full text of the Plan of Merger.

The Reincorporation will be effected by the merger of the Company with and into the Company's wholly-owned Delaware subsidiary corporation, TGC-Delaware, which was created for the sole purpose of effecting the Reincorporation. To date, TGC-Delaware has not conducted any business or operations. Upon the completion of the Merger, TGC-Delaware will continue on as the surviving corporation and will be governed by the laws of the State of Delaware. The Company will cease to exist as a separate Tennessee corporation. THE MERGER IS SUBJECT TO APPROVAL BY THE COMPANYS SHAREHOLDERS.

Effective Date. The Merger will be effective on the later of the filing of Articles of Merger with the Secretary of State of Tennessee and the filing of a Certificate of Ownership and Merger with the Secretary of State of Delaware, which filings are anticipated to be made as soon as practicable after the Reincorporation proposal is approved by the stockholders of the Company and the Company has taken all necessary steps to comply with applicable laws, including federal and state securities laws (the "Effective Date").

Business and Physical Location of the Company. The Reincorporation will not result in any change in the daily business operations of the Company and location of the principal offices of the Company.

Management After the Merger. On the Effective Date, the Board of Directors of TGC-Delaware will be comprised of the persons elected as Directors of the Company at this Annual Meeting and the persons who are currently serving as officers of the Company will continue to serve in the same capacities for TGC-Delaware.

Assets and Liabilities. On the Effective Date, TGC-Delaware shall succeed, without other transfer, to all the assets, rights and properties of the Company and shall be subject to and liable for all the debts and liabilities of the Company in the same manner as if TGC-Delaware had incurred such debts and liabilities. All rights of creditors of the Company and all liens upon the property of the Company shall be preserved unimpaired, limited in lien to the property affected by such liens immediately prior to the Merger.

Charter and Bylaws. After the Reincorporation, the existing Certificate of Incorporation and Bylaws of TGC-Delaware shall continue in full force as the Certificate of Incorporation and Bylaws of the surviving corporation until altered, amended or repealed as provided therein or as provided by law. Copies of the Certificate of Incorporation and Bylaws of TGC-Delaware are attached to this Proxy Statement as Appendices B and C, respectively. Certain of the material differences between the Company's Charter and Bylaws and the Certificate of Incorporation and Bylaws of TGC-Delaware are discussed below under the heading "Comparison of Charters and Bylaws of the Company with the Certificate of Incorporation and Bylaws of TGC-Delaware".

Capitalization of TGC-Delaware. After the reincorporation, the authorized capitalization of TGC-Delaware will be identical to the authorized capital of the Company immediately prior to the Reincorporation: one hundred million (100,000,000) shares of Common Stock, $.001 par value and twenty five million (25,000,000) shares of Preferred Stock, $.0001 par value.

As is the case with the Company, the authorized but unissued shares of the TGC-Delaware Common Stock and the Preferred Stock of TGC-Delaware will be available for issue from time to time without further action or authorization by the stockholders (except as required by law or by the rules of any applicable stock exchange) for such corporate purposes as may be determined by the Board of Directors. In this regard, the terms of any preferred stock to be authorized, including dividend rates, conversion prices, voting rights, redemption prices and similar matters, will be determined by the Board of Directors.

Conversion of Common Stock. On the Effective Date, each outstanding share of Common Stock of the Company will automatically be converted into one share of the Common Stock of TGC-Delaware. There will be no change in the percentage of beneficial ownership of each current stockholder of the Common Stock as a result of the Reincorporation. The par value of each of the shares of Common Stock will not change as a result of the Reincorporation. The holding period of a stockholder of the Company's Common Stock will not be affected by the Reincorporation.

EACH OUTSTANDING CERTIFICATE CURRENTLY REPRESENTING SHARES OF THE COMPANY'S COMMON STOCK WILL, AFTER THE MERGER, REPRESENT THE SAME NUMBER OF SHARES OF TGC-DELAWARE COMMON STOCK AND SUCH CERTIFICATES WILL BE DEEMED FOR ALL CORPORATE PURPOSES TO EVIDENCE OWNERSHIP OF SHARES OF TGC-DELAWARE COMMON STOCK. THE DELIVERY OF CURRENT CERTIFICATES OF THE COMPANY'S COMMON STOCK WILL

CONSTITUTE "GOOD DELIVERY" OF SHARES OF COMMON STOCK OF TGC-DELAWARE IN STOCK TRANSACTIONS EFFECTED AFTER THE REINCORPORATION. ACCORDINGLY, IT WILL NOT BE NECESSARY FOR STOCKHOLDERS OF THE COMPANY TO EXCHANGE THEIR EXISTING COMMON STOCK CERTIFICATES FOR TGC-DELAWARE COMMON STOCK CERTIFICATES.

After the Reincorporation, the Common Stock of TGC-Delaware will continue to be listed, without interruption, on the NYSE AMEX Exchange (the "AMEX") under the same symbol (TGC) as the Company's Common Stock prior to the Merger.

After the reincorporation, Continental Stock Transfer & Trust Company, 17 Battery Place, New York, New York 10004, Tel. (212) 509-4000, e-mail, cstmail@continentalstock.com, will continue to act as the transfer agent for TGC-Delaware.

Conversion of Other Securities. As a result of the Reincorporation, each outstanding option, warrant, convertible note or other right to acquire shares of the Company's Common Stock will automatically be converted into an option, warrant, note or other right to acquire an equal number of shares of TGC-Delaware Common Stock on the same terms and conditions. There will be no change in the percentage of beneficial ownership of each current holder of such securities as a result of the Reincorporation. The Company's outstanding securities will otherwise be unaffected by the Reincorporation.

EACH OUTSTANDING OPTION AGREEMENT, WARRANT CERTIFICATE, CONVERTIBLE NOTE OR OTHER EVIDENCE CURRENTLY REPRESENTING THE RIGHT TO ACQUIRE SHARES OF THE COMPANY'S COMMON STOCK WILL, AFTER THE MERGER, REPRESENT THE SAME NUMBER OF OPTIONS, WARRANTS, NOTES OR OTHER RIGHTS TO ACQUIRE SHARES OF TGC-DELAWARE COMMON STOCK. ACCORDINGLY, IT WILL NOT BE NECESSARY FOR SUCH SECURITY HOLDERS OF THE COMPANY TO EXCHANGE THEIR EXISTING OPTION AGREEMENTS, WARRANT CERTIFICATES, CONVERTIBLE NOTES OR OTHER EVIDENCES FOR OPTION AGREEMENTS, WARRANT CERTIFICATES, CONVERTIBLE NOTES OR OTHER EVIDENCES OF TGC-DELAWARE.

Employee Benefit Plans. After the Reincorporation, the Tengasco Stock Incentive Plan, under which stock options and stock appreciation rights ("SAR") may be granted to directors, officers and employees will be continued by TGC-Delaware and will be deemed approved and adopted by TGC-Delaware. Each stock option and SAR granted under the Tengasco Stock Incentive Plan will automatically be converted into an option to purchase, or an SAR award of, the same number of shares of TGC Delaware Common Stock at the same exercise price and upon the same terms as set forth in the option or award. All other employee benefit plans or arrangements of the Company prior to the Merger will also be continued by TGC-Delaware upon the same terms and conditions after Reincorporation.

Accounting Treatment of the Merger. For financial reporting purposes, as well as for federal income tax purposes, TGC-Delaware will be deemed to be a continuation of the

Company. Accordingly, all assets and liabilities of the Company will be transferred to TGC-Delaware at their value on the Company's books at the Effective Date.

Governing Laws. After the Merger, the rights of stockholders and the Company's corporate affairs will be governed by the DGCL and the Certificate of Incorporation and Bylaws of TGC-Delaware instead of the Tennessee Business Corporation Act ("TBCA") and the Charter and Bylaws of the Company. The material differences between the DGCL and the TBCA are discussed below under the heading "Comparison of Delaware and Tennessee Corporate Laws".

Termination. Notwithstanding a favorable vote of the stockholders, at any time prior to filing the Certificate of Ownership and Merger with the State of Delaware, the Company reserves the right by action of the Board of Directors to terminate the Reincorporation prior to its effectiveness if it determines that such abandonment is in the best interests of the Company. The Board of Directors has made no determination as to any circumstances which may prompt a decision to terminate the Reincorporation.

COMPARISON OF THE CHARTER AND BYLAWS OF THE COMPANY WITH THE CERTIFICATE OF INCORPORATION AND BYLAWS OF TGC-DELAWARE

The following summary, which does not purport to be a complete statement of the differences between the Charter and Bylaws of the Company and the Certificate of Incorporation and Bylaws of TGC-Delaware sets forth certain differences between these documents. This summary is qualified in its entirety by the Plan of Merger, the Certificate of Incorporation and Bylaws of DGC-Delaware which are attached to this Proxy Statement as Appendices A, B and C, respectively. Stockholders of the Company may obtain copies of the Company's Charter, as amended and Restated and Amended Bylaws, at no cost, by writing to: Cary V. Sorensen, Secretary, Tengasco, Inc., 11121 Kingston Pike, Suite E, Knoxville, TN 37934.

The Charter and Certificate of Incorporation

Authorized Stock. The provision setting forth the authorized capital stock in the Company's Charter and the Certificate of Incorporation are identical. They both provide for the same number of authorized shares of Common Stock and Preferred Stock, as well as the same par value for each. In addition, the characteristics of each class of stock are also identical in both documents.

Removal of Directors. The Certificate of Incorporation of TGC-Delaware provides that any or all of the Directors may be removed for cause by a majority vote of the shares present at such meeting. The Company's Charter does not address this issue.

Limitation of Director Liability. The Certificate of Incorporation of TGC-Delaware contains, as permitted by DGCL Section 102(b)(7), a provision limiting, subject to certain enumerated exceptions, the personal liability of a director to TGC-Delaware or its stockholders for monetary damages for breaches of a fiduciary duty as a director. The

Company's Charter does not contain such a provision, however, the Company by resolution of the Board of Directors has agreed to hold harmless and indemnify the Directors to the full extent permitted by the applicable laws of the State of Tennessee.

Indemnification of Officers, Directors, Employees and Agents. The Certificate of Incorporation of TGC-Delaware does not contain as provided by DGCL Section 145, a provision indemnifying, subject to certain enumerated conditions, an officer, directors, employee or agent of TGC-Delaware against all losses reasonably incurred by such person in connection with such person's service to TGC-Delaware. However, the Bylaws of TGC-Delaware do contain provisions in accordance with DGCL Section 145. The Company's Charter does not contain such a provision, however, the Company has agreed to hold harmless and indemnify the Directors to the full extent authorized or permitted by the applicable laws of the State of Tennessee.

Amendment of By-Laws. The Certificate of Incorporation of TGC-Delaware provides that the Bylaws of TGC-Delaware may be amended, altered or repealed by its Board of Directors. The Charter of the Company does not contain such a provision. Further, the Bylaws of the Company provide that the any amendment to the Bylaws must be made by the Company's stockholders.

The Bylaws

Annual Meeting of Stockholders. The Company's Bylaws provides that the Company shall hold its Annual Meeting of stockholders on on a particular date each year whereas the Bylaws of TGC-Delaware provide the date of the Annual Meeting shall be held at such place and time as the Board designates.

Special Meeting of Stockholders. The Company's Charter provides that Special Meetings of Stockholders may be called by the President, a majority of the Board of Directors, the Chairman of the Board of Directors or by the President at the request of holders of not less than ten (10%) percent of the outstanding shares entitled to vote at the meeting. The Bylaws of TGC-Delaware provide that a special meeting may only be called by a majority of the Board of Directors, the Chief Executive Officer or the Chairman of the Board of Directors.

Stockholder proposals. The Company's Bylaws do not address the issue of proposals made by stockholders whereas the Bylaws of TGC-Delaware provide procedures for the consideration of proposals made by the Company's stockholders, which provisions are in compliance with the federal securities laws.

Directors. The Bylaws of both the Company and TGC-Delaware provide for a Board of Directors consisting of a minimum of three and a maximum of ten Directors. Both sets of Bylaws provide that the Board shall schedule regular meetings as they deem necessary, but the TGC-Delaware Bylaws provide for an annual meeting to take place immediately after the Annual Meeting of stockholders. The Bylaws of the Company provide that a special meeting of the Board may be called collectively by the President and Chairman or by two Directors. The

Bylaws of TGC-Delaware provide that special meetings may be called by the Chief Executive Officer, the Chairman, or by a majority of the Directors then serving. The Company's Bylaws and the Bylaws of TGC-Delaware both provide that the election of Directors is to be decided by plurality vote of the votes present at the meeting for such election.

Officers. The Bylaws of TGC-Delaware provide for the election of a Chairman of the Board of Directors and sets forth the duties of that office. The Company's Bylaws do not address this issue. The Bylaws of TGC-Delaware also provide for the election of, and set forth the duties of the Company's Chief Executive Officer and Chief Financial Officer whereas the Company's Bylaws do not address these offices. The Bylaws of TGC-Delaware also provides for several officers of the Company that may be elected if necessary, including a Chief Operating Officer and Executive and Senior Vice-Presidents whereas the Company's Bylaws do not address these offices. In addition, the Bylaws of TGC-Delaware set forth in greater detail the duties of the officers of the Company whereas the Company's Bylaws do not address these duties.

Record Date. The Company's Bylaws provide that the record date for determination of stockholders entitled to vote at a meeting as not less than five (5) days prior to the meeting. The Bylaws of TGC-Delaware provide that the record date may not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors and shall not be more than sixty (60) days nor less than ten (10) days preceding the date of any meeting of stockholders.

Stockholder Written Consents. Section 228 of the DGCL provides that unless otherwise provided in the Certificate of Incorporation, stockholders can act by written consent in lieu of meeting by approval of the number of votes required to take such action at such meeting. The Certificate of TGC-Delaware does not contain any provision providing otherwise. Section 228 of the DGCL further provides that the Secretary shall conduct an investigation to ascertain the validity of such consents and all matters incident thereto, however in the case of such action to elect Directors the Secretary will designate an independent, qualified inspector to conduct such investigation. The Company's Bylaws provide that the stockholders may act by written consent only if signed by all of the shareholders entitled to vote.

Indemnification. The Bylaws of TGC-Delaware contain provisions indemnifying, subject to certain enumerated conditions, an officer, director, employee or agent of TGC-Delaware against all losses reasonably incurred by such person in connection with such person's service to TGC-Delaware. The Company's Bylaws do not contain such a provision.

Amendment. The Bylaws of TGC-Delaware provide that the Board of Directors by a majority vote may adopt, amend or repeal the Bylaws. The Bylaws further provide that the stockholders of TGC-Delaware may also adopt, amend or repeal the Bylaws. In contrast, the Company's Bylaws provide that the Bylaws may only be adopted, amended or repealed by a vote of stockholders representing a majority of all of the shares issued and outstanding.

COMPARISON OF DELAWARE AND TENNESSEE CORPORATE LAW

The rights of the Company's shareholders are currently governed by the Tennessee Business Corporation Act ("TCBA"). As a result of the Merger the Company's stockholders will be governed by the Delaware General Corporation Law ("DGCL"). The following discussion is intended only to highlight the rights of corporate stockholders under Tennessee and Delaware law. The discussion does not purport to constitute a detailed comparison of Tennessee and Delaware law, and stockholders of the Company are referred to those laws for a definitive treatment of the subject matter.

Par Value of Shares. Both Tennessee law and Delaware law allow the issuance of shares with or without par value. Delaware franchise taxes are calculated on the basis of the par value of a corporation's authorized stock; for purposes of this calculation, shares without par value are assigned a value of $100 per share. Both the Company's Charter and the TGC-Delaware Certificate of Incorporation assign a par value of $.001 per share to shares of Common Stock, which will result in lower Delaware franchise taxes than if the TGC-Delaware Certificate of Incorporation provided for the issuance of no par value shares.

Amendment of Bylaws. Under Tennessee law, a corporation's board of directors may amend or repeal the corporation's bylaws unless the charter or Tennessee law otherwise reserves the power exclusively to shareholders, in whole or in part. In addition, the shareholders of a Tennessee corporation may amend or repeal the corporation's bylaws even though the board of directors also has that power. Under Delaware law, the authority to adopt, amend or repeal the bylaws of a Delaware corporation is held exclusively by the shareholders unless such authority is conferred upon the board of directors in the corporation's certificate of incorporation. Because of this difference in the state laws, the Certificate of Incorporation of TGC-Delaware contains a provision conferring authority on its Board of Directors to amend the Bylaws of TGC-Delaware.

Amendment of Certificate of Incorporation or Charter. Under Tennessee law, a board of directors, without shareholder action, may adopt certain amendments to the charter including, but not limited to, (i) deleting or changing the name and address of the initial registered agent or registered office, (ii) changing issued and unissued authorized shares of an outstanding class into a greater number of whole shares if the corporation has only shares of that class outstanding, (iii) designating or changing the address of the principal office of the corporation or (iv) making certain changes to the corporation's name. All other amendments to the charter of a Tennessee corporation must be approved by a majority of the votes entitled to be cast on the amendment by any voting group, unless Tennessee law, the charter or the resolutions of the board of directors recommending such amendment to the shareholders specifically require a greater vote for such an amendment.

Under Delaware law, amendments to a certificate of incorporation of a corporation require the approval of the board of directors and the approval of the holders of a majority of the outstanding shares entitled to vote, unless a greater vote is required in the corporation's certificate of incorporation. The Certificate of Incorporation of TGC-Delaware does not require a greater vote for such amendments.

Special Meetings of Stockholders. Tennessee law provides that special meetings of shareholders may be called by the board of directors and, unless the charter provides otherwise, by holders of at least ten (10%) percent of the shares entitled to vote at the meeting who sign, date and deliver to the corporation's secretary one or more written demands for the meeting describing the purpose or purposes for which it is to be held.

Under Delaware law, a special meeting of shareholders may be called by the board of directors or any person authorized to do so in the corporation's certificate of incorporation or bylaws. The Bylaws of TGC-Delaware provide that a special meeting may only be called by a majority of the Board of Directors, the Chief Executive Officer or the Chairman of the Board of Directors.

Removal of Directors. Under Tennessee law, the stockholders of a corporation may remove one or more directors with or without cause. A director may be removed only if the number of votes cast to remove the director exceeds the number of votes cast not to remove the director. Tennessee law also allows for the judicial removal of directors and allows the corporation to provide in its charter for the removal of any or all directors, for cause, by a majority vote of the entire board of directors.

Delaware law specifies that any director or the entire board of directors may be removed, with or without cause, by a majority of those stockholders entitled to vote at an election of directors. The Certificate of Incorporation and Bylaws of TGC-Delaware provide for the removal of directors for cause only. Delaware does not provide for the judicial removal of directors. In addition, Delaware law does not allow the removal of directors by the board of directors, and therefore, the Certificate of Incorporation and Bylaws of TGC-Delaware do not provide for the removal of directors by the Board, with cause or otherwise.

Actions by Written Consent of Stockholders. Under Tennessee law and Delaware law, stockholders may execute an action by written consent in lieu of a meeting of stockholders. Tennessee law requires the unanimous consent of stockholders in order to execute an action by written consent. Under Delaware law, action may be taken by the written consent of the holders of outstanding stock having at least the number of votes that would be required at a meeting.

Limitation of Liability of Directors. Under both Tennessee law and Delaware law, a corporation's charter or certificate of incorporation may contain a provision which, subject to the limitations described below, would limit or eliminate a director's personal liability to the corporation or its shareholders for monetary damages for breach of his or her fiduciary duty. Tennessee law prohibits the limitation of liability of a director (i) for any breach of a director's duty of loyalty to the corporation or its shareholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, or (iii) for unlawful distributions under Tennessee law. Delaware law prohibits the limitation of liability of a director (i) for breaches of the duty of loyalty to the corporation or its shareholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) for transactions from which the director derived an improper personal benefit, or (iv) for the payment of unlawful dividends or expenditures of funds for unlawful stock purchases or redemptions. The Certificate of Incorporation of TGC-Delaware eliminates liability for monetary damages for breach of director's fiduciary duty to the fullest extent possible under applicable law.

Indemnification. Tennessee law and Delaware law both contain provisions setting forth conditions under which a corporation may indemnify its directors, officers and employees. Tennessee law and Delaware law are substantially similar in providing for indemnification if the person acted in good faith and in a manner he or she believed to be in, or at least not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe the conduct was unlawful. Under both Tennessee law and Delaware law, indemnification of officers, directors and employees is permissive; however, a director or officer (and, under Delaware law, an employee or agent) of a corporation must be indemnified against expenses if he or she is successful on the merits or otherwise in defense of any action, suit or proceeding to which he or she was made a party by reason of the fact that he or she is or was a director or officer (or, under Delaware law, an employee or agent) of the corporation, unless otherwise set forth in the corporation's charter or certificate of incorporation. Under both Tennessee and Delaware law, a corporation may not indemnify a director or officer of the corporation in connection with a proceeding by or in the right of the corporation in which the director, officer, employee or agent was adjudged liable to the corporation. Delaware law, however, permits indemnification in such a case if the Delaware Court of Chancery or the court in which such action or suit was brought determines that the person is fairly and reasonably entitled to indemnification. The Certificate of Incorporation and Bylaws of TGC-Delaware do not limit indemnification of directors, officers and employees.

Business Combinations. The Tennessee Business Combination Act (the "Combination Act") provides, among other things, that any corporation to which the Combination Act applies, including the Company, shall not engage in any "business combination" with an "interested stockholder" (defined generally as a person owning 10% or more of a Tennessee corporation's outstanding voting stock) for a period of five years following the date that such stockholder became an interested stockholder unless prior to such date the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder. Consummation of a business combination that is subject to the five-year moratorium is permitted after such period if the transaction complies with all applicable charter and bylaw requirements and applicable Tennessee law and either (i) is approved by at least two-thirds of the outstanding voting stock not beneficially owned by the interested stockholder or (ii) the transaction meets certain fair price criteria. The Charter of the Company contains no provisions which relate to transactions with interested stockholders.

Section 203 of the DGCL prohibits certain transactions between a Delaware corporation and an "interested stockholder." An "interested stockholder" for purposes of this Delaware law provision is a stockholder that is directly or indirectly a beneficial owner of 15% or more of the voting power of the outstanding voting stock of a Delaware corporation (or its affiliate or associate). This provision prohibits certain business combinations between an interested stockholder and a corporation for a period of three years after the date the interested stockholder became an interested stockholder unless (i) the business combination is approved by the corporation's Board of Directors prior to such date; (ii) the interested stockholder acquired at least 85% of the voting stock of the corporation in the transaction in which such stockholder became an interested stockholder; or (iii) the business combination is approved by a majority of the Board of Directors and the affirmative vote, which cannot be in the form of a written consent, of the holders of two-thirds of the outstanding voting stock not held by the interested stockholder. A Delaware corporation may elect, pursuant to its Certificate of Incorporation or Bylaws, not to be governed by this provision. The Certificate of Incorporation of TGC-Delaware contains such an election providing that it will not be governed by DGCL Section 203.

The Tennessee Investor Protection Act (the "Investor Protection Act") limits the circumstances in which offerors may make a takeover offer of a Tennessee corporation if the offeror beneficially owns five percent (5%) or more of the equity securities of the Tennessee corporation, any of which were purchased within one year before the proposed takeover offer. The offeror may not make a takeover offer unless it has previously made a public announcement of its intention with respect to changing or influencing the management or control of the Tennessee corporation, has made a full, fair and effective disclosure of such intention to the persons from whom the offeror intends to acquire such securities, and has filed with the Commissioner of Commerce and Insurance and the Tennessee corporation a statement of such intention. Additionally, an offeror may not make a takeover offer involving a Tennessee corporation which is not made to the holders of record or beneficial owners of the equity securities of the Tennessee corporation who reside in Tennessee, or which is not made to such residents on substantially the same terms as the offer is made to those holders or owners who reside outside of Tennessee. The Investor Protection Act does not apply to offers made on substantially equal terms to all stockholders and as to which the board of directors of the target company has recommended acceptance to such stockholders if the terms have been disclosed to such stockholders. Delaware does not have any similar requirements.

Under the Tennessee Control Share Acquisition Act (the "TCSAA"), a person who acquires or, in certain circumstances, who has an intention to acquire, "control shares" must obtain approval of a majority of the stockholders, subject to certain exceptions, in order to vote the shares that the acquiror acquires. The TCSAA is not applicable to the Company because it has not elected to be covered by the TCSAA. There is no similar provision under Delaware law.

The Tennessee Greenmail Act prohibits a Tennessee corporation from purchasing or agreeing to purchase any of its securities at a price in excess of "market value" from a holder of three percent (3%) or more of any class of such securities who has beneficially owned such securities for less than two (2) years, unless such purchase has been approved by the affirmative vote of a majority of the outstanding shares of each class of voting stock issued by the corporation or such corporation makes an offer of at least equal value per share to all holders of shares of such class. Because the DGCL does not contain a greenmail statute, the Tennessee Greenmail Act provides stockholders of the Company with certain rights in connection with the purchase by the Company of its own stock at a price in excess of fair market value that are not afforded to stockholders of TGC-Delaware under the DGCL.

DISSENTER'S RIGHTS

Dissenter's rights are not available to the shareholders of the Company. Under TCBA Section 48-23-102 dissenter's rights are not available with respect to any shares of a security, if, as of the date of the transaction, the security is listed on an exchange registered under Section 6 of Securities Exchange Act of 1934 or is a "national market system security" within the meaning of the 1934 Act. Similarly, DGCL Section 262 provides that dissenter's rights are not available to a shareholder of a Delaware corporation whose shares are listed on a national exchange or where shares are held of record by more than 2,000 holders. Since the Company's Common Stock is currently listed, and the shares of TGC-Delaware will continue to be listed, on the NYSE Amex, dissenter's rights are not available to shareholders of the Company while incorporated in Tennessee and will not be available to the Company's shareholders in connection with the Reincorporation or to the shareholders of TGC-Delaware while incorporated in Delaware.

FEDERAL INCOME TAX CONSEQUENCES

The following is a summary of the material U.S. federal income tax consequences of the Reincorporation to Company stockholders who hold Common Stock as a capital asset. The summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations thereunder, and administrative rulings and court decisions in effect as of the date hereof, all of which are subject to change at any time, possibly with retroactive effect. This summary is not a complete description of all of the consequences of the Reincorporation and, in particular, may not address U.S. federal income tax considerations applicable to stockholders subject to special treatment under U.S. federal income tax law (such as non-U.S. persons, financial institutions, dealers in securities, insurance companies, tax-exempt entities, holders who acquired Common Stock pursuant to the exercise of an employee stock option or right or otherwise as compensation, and holders who hold Common Stock as part of a hedge, straddle or conversion transaction). In addition, no information is provided herein with respect to the tax consequences of the Reincorporation under applicable foreign, state or local laws.

The Reincorporation will be treated as a reorganization within the meaning of Section 368(a) of the Code and, accordingly:

1. No gain or loss will be recognized by the Company or TGC-Delaware as a result of the Reincorporation;

2. No gain or loss will be recognized by the stockholders of the Company upon the receipt of TGC-Delaware Common Stock pursuant to the Reincorporation;

3. Each former holder of shares of Common Stock will have the same aggregate tax basis in the TGC-Delaware Common Stock received by such holder pursuant to the Reincorporation as such holder has in the shares of the Common Stock of the Company on the Effective Date; and

4. Each stockholder's holding period with respect to the TGC-Delaware Common Stock will include the period during which such holder held the shares of the Company's

Common Stock, provided the latter were held by such holder as a capital asset on the Effective Date. The Company does not intend to request a ruling from the Internal Revenue Service (the "IRS") with respect to the federal income tax consequences of the Reincorporation. Accordingly, there can be no assurance that the IRS will not challenge such conclusions or that a court will not sustain such challenge.

COMPANY STOCKHOLDERS ARE URGED TO CONSULT WITH THEIR TAX ADVISORS REGARDING THE TAX CONSEQUENCES OF THE REINCORPORATION TO THEM, INCLUDING THE EFFECTS OF U.S. FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND OF POTENTIAL CHANGES TO APPLICABLE TAX LAW.

EFFECT OF VOTE FOR REINCORPORATION

A vote in favor of the Reincorporation proposal is a vote to approve the Plan of Merger and therefore the Reincorporation. A vote in favor of the Reincorporation proposal is also effectively a vote in favor of the Company being governed by the laws of Delaware, the TGC-Delaware Certificate of Incorporation and the TGC-Delaware Bylaws.

EFFECT OF NOT OBTAINING THE REQUIRED VOTE FOR APPROVAL

If the Reincorporation proposal fails to obtain the requisite vote for approval, the Reincorporation will not be consummated and the Company will continue to be incorporated in Tennessee and be subject to the laws of Tennessee and the Company's existing Charter and Bylaws.

BOARD RECOMMENDATION AND VOTE REQUIRED

The Board deems approval of Proposal No. 2 to approve the Reincorporation of the Company from Tennessee to Delaware to be in the best interests of the Company and therefore, recommends a vote FOR Proposal No. 2. If a quorum is present at the annual meeting, the Plan of Merger and Reincorporation will be approved upon the affirmative vote by a majority of votes cast on the Proposal by the stockholders present at the meeting in person or by proxy. Unless otherwise directed by the stockholder giving the proxy, the proxy will be voted for the approval of the Plan of Merger and Reincorporation. If a broker indicates on the proxy that it does not have discretionary authority as to certain shares to vote on a particular matter (i.e., a "broker non-vote"), those shares will not be considered as present and entitled to vote with respect to that matter. An abstention from voting by a stockholder present in person or by proxy at the meeting has the same legal effect as a vote "against" Proposal No. 2 because it represents a share present or represented at the meeting and entitled to vote, thereby increasing the number of affirmative votes required to approve this Proposal.

PROPOSAL NO. 3

RATIFICATION OF SELECTION OF RODEFER MOSS & CO, PLLC AS INDEPENDENT AUDITORS

The Board of Directors has selected the firm of Rodefer Moss & Co, PLLC ("Rodefer Moss") of Knoxville, Tennessee, independent certified public accountants, to audit the accounts for the Company for fiscal year ending December 31, 2011 ("Fiscal 2011"). Rodefer Moss has audited the Company's financial statements for the past six (6) fiscal years. The Company is advised that neither Rodefer Moss nor any of its partners has any material direct or indirect relationship with the Company. The Board of Directors considers Rodefer Moss to be well qualified for the function of serving as the Company's auditors. Tennessee Law does not require the approval of the selection of auditors by the Company's stockholders, but in view of the importance of the financial statement to stockholders, the Board of Directors deems it desirable that they pass upon its selection of auditors. In the event the stockholders disapprove of the selection, the Board of Directors will consider the selection of other auditors.

AUDIT AND NON-AUDIT FEES

The following table presents the fees for professional audit services rendered by the Company's current independent accountants, Rodefer Moss, for the audit of the Company's annual consolidated financial statements for the fiscal years ended December 31, 2010 and December 31, 2009, and fees for other services rendered by Rodefer Moss during those periods:

AUDIT AND NON-AUDIT FEES

	2010	2009
Audit Fees	$ 113,360	$ 147,351
Audit-Related Fees	-	9,787
Tax Fees	-	-
All Other Fees	-	-
Total Fees	$ 113,360	$ 157,138

Audit fees include fees related to the services rendered in connection with the annual audit of the Company's consolidated financial statements, the quarterly reviews of the Company's quarterly reports on Form 10-Q and the reviews of and other services related to registration statements and other offering memoranda.

Audit-related fees are for assurance and related services by the principal accountants that are reasonably related to the performance of the audit or review of the Company's financial statements.

Tax Fees include services for (i) tax compliance, (ii) tax advice, (iii) tax planning and (iv) tax reporting.

All Other Fees includes fees for all other services provided by the principal accountants not covered in the other categories such as litigation support, etc.

All of the services for 2010 and 2009 were performed by the full-time, permanent employees of Rodefer Moss.

All of the 2010 services described above were approved by the Audit Committee pursuant to the SEC rule that requires audit committee pre-approval of audit and non-audit services provided by the Company's independent auditors. The Audit Committee considered whether the provisions of such services, including non-audit services, by Rodefer Moss were compatible with maintaining its independence and concluded they were.

BOARD RECOMMENDATION AND VOTE REQUIRED

The Board of Directors recommends that you vote in favor of the above proposal to ratify the appointment of Rodefer Moss & Co, PLLC as independent auditors of the Company for Fiscal 2011. A representative of Rodefer Moss & Co, PLLC is expected to be present at the Annual Meeting with the opportunity to make a statement if he desires to do so, and is expected to be available to respond to appropriate questions.

Ratification will require the affirmative vote of a majority of the shares present and voting at the meeting in person or by proxy. In the event ratification is not provided, the Audit Committee and the Board of Directors will review the future selection of the Company's independent auditors.

Unless otherwise directed by the stockholder giving the proxy, the proxy will be voted for the ratification of the selection by the Board of Directors of Rodefer Moss & Co, PLLC as the Company's independent certified public accountants for Fiscal 2011. Shares voted as abstaining will count as votes cast. If a broker indicates on the proxy that it does not have discretionary authority as to certain shares to vote on a particular matter (i.e., a "broker non-vote"), those shares will not be considered as present and entitled to vote with respect to that matter. An abstention from voting by a stockholder present in person or by proxy at the meeting has the same legal effect as a vote "against" Proposal No. 2 because it represents a share present or represented at the meeting and entitled to vote, thereby increasing the number of affirmative votes required to approve this proposal.

STOCKHOLDERS' PROPOSALS

Proposals of stockholders intended to be presented at the 2012 annual meeting must be received in writing, by the Chief Executive Officer of the Company at its offices by December 29, 2011 in order to be considered for inclusion in the Company's proxy statement relating to that meeting.

SEC rules and regulations provide that if the date of the Company's 2012 Annual Meeting is advanced or delayed more than 30 days from the date of the 2011 Annual Meeting, stockholder proposals intended to be included in the proxy materials for the 2012 Annual Meeting must be received by the Company within a reasonable time before the Company begins to print and mail the proxy materials for the 2012 Annual Meeting. Upon determination by the Company that the date of the 2012 Annual Meeting will be advanced or delayed by more than 30 days from the date of the 2011 Annual Meeting, the Company will disclose such change in the earliest possible Quarterly Report on Form 10-Q.

By Order of the Board of Directors

Cary V. Sorensen, *Secretary*

TENGASCO, INC.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints Jeffrey R. Bailey and Cary V. Sorensen as proxies (the "Proxies"), each with power of substitution and re-substitution, to vote all shares of Common Stock, $.001 par value per share, of Tengasco, Inc. (the "Company") held of record by the undersigned on April 5, 2011 at the Annual Meeting of stockholders to be held at the Homewood Suites by Hilton, 10935 Turkey Drive, Knoxville, Tennessee, on Monday, June 20, 2011, at 9:00 A.M. local time, or at any adjournments thereof, as directed below, and in their discretion on all other matters coming before the meeting or any adjournments thereof.

Please mark boxes / / in blue or black ink.

1. Election of Directors: Jeffrey R. Bailey, Matthew K. Behrent, Hughree F. Brooks, John A. Clendening, and Peter E. Salas.

(Mark only one of the two boxes for this item)

/ / VOTE FOR all nominees named above except those who may be named on these two lines:

____

____

(OR)

/ / VOTE WITHHELD as to all nominees named above.

2. Proposal to approve changing the State of Incorporation of the Company from Tennessee to Delaware.

FOR / / AGAINST / / ABSTAIN / /

3. Proposal to ratify appointment of Rodefer Moss & Co, PLLC as the Company's independent certified public accountants for Fiscal 2011:

FOR / / AGAINST / / ABSTAIN / /

4. In their discretion, the Proxies are authorized to vote upon such other business as may properly come before the meeting.

When properly executed, this Proxy will be voted as directed. If no direction is made, this Proxy will be voted "FOR" Proposals 1, 2 and 3.

Please mark, date, and sign and return this Proxy promptly in the enclosed envelope.

Please sign exactly as name appears hereon. When shares are held by joint tenants, both should sign. When signing as attorney or executor, administrator, trustee or guardian, please give your full title as such. If a corporation, please sign in full corporate name by president or other authorized officer. If a partnership, please sign in partnership name by authorized person.

Dated: ______________________, 2011

X ____________________________
Signature

X ____________________________
Print Name(s)

X ____________________________
Signature, if held jointly

AGREEMENT AND PLAN OF MERGER

OF

TENGASCO, INC.
(A TENNESSEE CORPORATION)

WITH AND INTO

Tengasco, Inc.
(A DELAWARE CORPORATION)

This **AGREEMENT AND PLAN OF MERGER** (the "Agreement"), dated as of April 15, 2011, by and between Tengasco, Inc., a Tennessee corporation ("TGC-Tennessee"), and its wholly-owned subsidiary, Tengasco, Inc., a Delaware corporation ("TGC-Delaware"), is made with respect to the following facts.

RECITALS

WHEREAS, TGC-Tennessee is a corporation duly organized and existing under the laws of the State of Tennessee with an authorized aggregate capital of 100,000,000 shares of Common Stock $.001 par value and 25,000000 shares of Preferred Stock, $.0001 par value;

WHEREAS, TGC-Delaware is a corporation duly organized and existing under the laws of the State of Delaware with an authorized aggregate capital of 100,000,000 shares of Common Stock $.001 par value of which 100 shares were duly issued to TGC-Tennessee and are now outstanding and 25,000000 shares of Preferred Stock, $.0001 par value, of which no shares have been issued; and

WHEREAS, the board of directors for TGC-Tennessee and the sole shareholder of TGC-Delaware have determined that, for purposes of effecting the reincorporation of TGC-Tennessee in the State of Delaware, it is advisable and to the advantage of said two corporations and their stockholders that TGC-Tennessee merge with and into TGC-Delaware so that TGC-Delaware is the surviving corporation on the terms provided herein (the "Merger").

NOW THEREFORE, based upon the foregoing, and in consideration of the mutual promises and covenants contained herein and other good and valuable consideration, the receipt of which is hereby acknowledged, the parties to this Agreement agree as follows.

ARTICLE I
THE MERGER

1.1 **The Merger; Surviving Corporation**. Subject to the terms and conditions set forth in this Agreement, at the Effective Date (as defined in Section 1.5 below), TGC-Tennessee shall be merged with and into TGC-Delaware, subject to and upon the terms and conditions provided in this Agreement and the applicable provisions of the General Corporation Law of the State of Delaware (the "DGCL") and the applicable provisions of the Tennessee Business Corporation Act (the "TBCA"), and the separate existence of TGC-Tennessee shall cease. TGC-Delaware shall be the surviving entity (the "Surviving Corporation") and shall continue to be governed by the DGCL.

1.2 **Constituent Corporations**. The name, address, jurisdiction of organization and governing law of each of the constituent corporations is as follows:

(a) TGC-Tennessee: Tengasco, Inc., a corporation organized under and governed by the laws of the State of Tennessee with an address of 11121 Kingston Pike Suite E, Knoxville, Tennessee 37934; and

(b) TGC-Delaware: Tengasco, Inc., a corporation organized under and governed by the laws of the State of Delaware with an address of 11121 Kingston Pike Suite E, Knoxville, Tennessee 37934.

1.3 **Surviving Corporation**. Tengasco, Inc., a corporation organized under the laws of the State of Delaware, shall be the Surviving Corporation of the Merger.

1.4 **Address of Principal Office of the Surviving Corporation**. The address of TGC-Delaware, as the Surviving Corporation, shall be 11121 Kingston Pike, Suite E, Knoxville, Tennessee 37934.

1.5 **Effective Date**. The Merger shall become effective (the "Effective Date"), on the date upon which the last to occur of the following shall have been completed:

(a) This Agreement and the Merger shall each have been adopted and recommended to the stockholders of TGC-Tennessee by the board of directors of TGC-Tennessee and approved by a majority of the voting power of the outstanding stock of TGC-Tennessee entitled to vote thereon, in accordance with the requirements of the TBCA;

(b) This Agreement and the Merger shall each have been adopted by the board of directors of TGC-Delaware in accordance with the requirements of the DGCL;

(c) An executed Articles of Merger (the "Articles of Merger") shall have been filed with the Secretary of State for the State of Tennessee; and

(d) An executed Certificate of Ownership and Merger (the "Certificate of Merger") or an executed counterpart to this Agreement meeting the requirements of the DGCL shall have been filed with the Secretary of State of the State of Delaware.

1.6 **Effect of the Merger.** The effect of the Merger shall be as provided in this Agreement, the Articles of Merger, the Certificate of Merger and the applicable provisions of the DGCL and the TBCA. Without limiting the foregoing, from and after the Effective Date, all the property, rights, privileges, powers and franchises of TGC-Tennessee, including without limitation, the title to all real estate and other property, or any interest therein, and any rights privileges, powers and franchises, both public and private, owned by TGC-Tennessee, without reversion or impairment and without further act or deed, shall vest in TGC-Delaware, as the Surviving Corporation, and all debts, liabilities and duties of TGC-Tennessee shall become the debts, liabilities and duties of TGC-Delaware, as the Surviving Corporation.

1.7 **Certificate of Incorporation; Bylaws**.

(a) From and after the Effective Date, the Certificate of Incorporation of TGC-Delaware shall be the Certificate of Incorporation of the Surviving Corporation.

(b) From and after the Effective Date, the Bylaws of TGC-Delaware as in effect immediately prior to the Effective Date shall be the Bylaws of the Surviving Corporation.

1.8 **Officers and Directors**. The officers of TGC-Tennessee immediately prior to the Effective Date shall continue as officers of the Surviving Corporation and remain officers until their successors are duly appointed or their prior resignation, removal or death. The directors of TGC-Tennessee immediately prior to the Effective Date shall continue as directors of the Surviving Corporation and shall remain as directors until their successors are duly elected and qualified or their prior resignation, removal or death.

ARTICLE II
CONVERSION OF SHARES

2.1 **Conversion of Common Stock of TGC-Tennessee**. At the Effective Date, by virtue of the Merger, and without any action on part of the holders of any outstanding shares of TGC-Tennessee:

(a) each share of common stock of TGC-Tennessee, par value of $.001 per share, issued and outstanding immediately prior to the Effective Date shall be converted (without the surrender of stock certificates or any other action) into one (1) fully paid and non-assessable share of common stock, par value $.001, of TGC-Delaware's common stock, $.001 par value per share (the "Common Stock"); and

(b) the one hundred shares of TGC-Delaware common stock owned by TGC-Tennessee shall be canceled at the Effective Date.

2.2 **<u>TGC-Tennessee Options, Stock Purchase Rights, Convertible Securities.</u>**

(a) From and after the Effective Date, the Surviving Corporation shall assume the obligations of TGC-Tennessee under, and continue the Tengasco Stock Incentive Plan and any other employee benefit plans of TGC-Tennessee. Each outstanding and unexercised option, other right to purchase, or security convertible into or exercisable for, TGC-Tennessee common stock (a "Right") shall become, an option, right to purchase or a security convertible into the Surviving Corporation's Common Stock, on the basis of one share of the Surviving Corporation's Common Stock for each one share of TGC-Tennessee common stock issuable pursuant to any such Right, on the same terms and conditions and at an exercise price equal to the exercise price applicable to any such TGC-Tennessee Right from and after the Effective Date. This paragraph 2.2(a) shall not apply to currently issued and outstanding TGC-Tennessee common stock. Such common stock is subject to paragraph 2.1 hereof.

(b) A number of shares of the Surviving Corporation's Common Stock shall be reserved for issuance upon the exercise of options and convertible securities equal to the number of shares of TGC-Tennessee common stock so reserved immediately prior to the Effective Date.

2.3 **<u>Certificates</u>**. At and after the Effective Date, all of the outstanding certificates that immediately prior thereto represented shares of common stock, options, warrants or other securities of TGC-Tennessee shall be deemed for all purposes to evidence ownership of and to represent the shares of the respective common stock, options, warrants or other securities of TGC-Delaware, as the case may be, into which the shares of common stock, options, warrants or other securities of TGC-Tennessee represented by such certificates have been converted as herein provided and shall be so registered on the books and records of the Surviving Corporation or its transfer agent. The registered owner of any such outstanding certificate shall, until such certificate shall have been surrendered for transfer or otherwise accounted for to the Surviving Corporation or its transfer agent, have and be entitled to exercise any voting and other rights with respect to, and to receive any dividends and other distributions upon, the shares of common stock, options, warrants or other securities of TGC-Delaware, as the case may be, evidenced by such outstanding certificate, as above provided.

ARTICLE III
TRANSFER AND CONVEYANCE OF ASSETS AND ASSUMPTION OF LIABILITIES

3.1 **<u>Transfer, Conveyance and Assumption</u>**. At the Effective Date, TGC-Delaware shall continue in existence as the Surviving Corporation, and without further action on the part of TGC-Tennessee or TGC-Delaware, succeed to and possess all the rights, privileges and powers of TGC-Tennessee, and all the assets and property of whatever kind and character of TGC-Tennessee shall vest in TGC-Delaware without further act or deed. Thereafter, TGC-Delaware, as the Surviving Corporation, shall be liable for all of the liabilities and obligations of TGC-Tennessee, and any claim or judgment against TGC-Tennessee may be enforced against TGC-Delaware as the Surviving Corporation, in accordance with Section 259 of the DGCL.

3.2 **Further Assurances**. If at any time TGC-Delaware shall consider or be advised that any further assignment, conveyance or assurance is necessary or advisable to vest, perfect or confirm of record in it the title to any property or right of TGC-Tennessee, or otherwise to carry out the provisions hereof, officers of TGC-Tennessee as of the Effective Date shall execute and deliver any and all proper deeds, assignments and assurances, and do all things necessary and proper to vest, perfect or convey title to such property or right in TGC-Delaware and otherwise to carry out the provisions hereof.

ARTICLE IV
FURTHER ACTIONS

4.1 **Additional Documents**. At the request of any party, each party will execute and deliver any additional documents and perform in good faith such acts as reasonably may be required in order to consummate the transactions contemplated by this Agreement.

ARTICLE V
CONDITIONS TO THE MERGER

The obligation of TGC-Delaware and of TGC-Tennessee to consummate the Merger shall be subject to the satisfaction or waiver of the following conditions:

5.1 **No Statute, Rule or Regulation Affecting**. At the Effective Date, there shall be no statute, or regulation enacted or issued by the United States or any State, or by a court, which prohibits or challenges the consummation of the Merger.

5.2 **Approval of Shareholders.** Consummation of the Merger shall be subject to the approval of the shareholders of TGC-Tennessee and TGC-Delaware in accordance with the TBCA and DGCL, respectively.

5.3 **Satisfaction of Conditions**. All other conditions to the Merger set forth herein shall have been satisfied.

ARTICLE VI
TERMINATION; AMENDMENT; WAIVER

6.1 **Termination**. This Agreement and the transactions contemplated hereby may be terminated at any time prior to the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, by mutual consent of the Board of Directors of TGC-Delaware and the Board of Directors of TGC-Tennessee.

6.2 **Amendment**. The parties hereto may, by written agreement, amend this Agreement at any time prior to the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, provided that any such amendment must first be approved by the Board of Directors of TGC-Tennessee provided that an amendment made subsequent to the approval of the Merger by the shareholders of either of the parties hereto shall not: (a) change the amount or kind of shares, securities, property or rights to be received in exchange for or conversion of all of any of the shares of the parties hereto, (b) change any term of the certificate of incorporation of TGC-Delaware, or (c) change any terms or conditions of this Agreement if such change would adversely affect the holders of any capital stock of either party hereto.

6.3 **Waiver**. At any time prior to the Effective Date, any party to this Agreement may extend the time for the performance of any of the obligations or other acts of any other party hereto, or waive compliance with any of the agreements of any other party or with any condition to the obligations hereunder, in each case only to the extent that such obligations, agreements and conditions are intended for its benefit.

ARTICLE VII
MISCELLANEOUS

7.1 **Expenses**. If the Merger becomes effective, all of the expenses incurred in connection with the Merger shall be paid by TGC-Delaware.

7.2 **Non-Assignability**. This Agreement shall not be assignable by any of the parties hereto.

7.3 **Entire Agreement**. This Agreement contains the parties' entire understanding and agreement with respect to its subject matter, and any and all conflicting or inconsistent discussions, agreements, promises, representations and statements, if any, between the parties or their representatives that are not incorporated in this Agreement shall be null and void and are merged into this Agreement.

7.4 **Governing Law**. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to conflicts of law principles.

7.5 **Headings**. The various section headings are inserted for purposes of reference only and shall not affect the meaning or interpretation of this Agreement or any provision hereof.

7.6 **Gender; Number**. All references to gender or number in this Agreement shall be deemed interchangeably to have a masculine, feminine, neuter, singular or plural meaning, as the sense of the context requires.

7.7 **Severability**. The provisions of this Agreement shall be severable, and any invalidity, unenforceability or illegality of any provision or provisions of this Agreement shall not affect any other provision or provisions of this Agreement, and each term and provision of this Agreement shall be construed to be valid and enforceable to the full extent permitted by law.

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed by an officer duly authorized to do so, all as of the day and year first above written.

TENGASCO, INC.,
a Tennessee Corporation

By: s/Jeffrey R. Bailey
Jeffrey R. Bailey
Chief Executive Officer

TENGASCO, INC.,
a Delaware Corporation

By: s/Jeffrey R. Bailey
Jeffrey R. Bailey,
Chief Executive Officer

CERTIFICATE OF INCORPORATION

OF

TENGASCO, INC.

1. **Name.** The name of the corporation is Tengasco, Inc. (the "Corporation").

2. **Registered Office and Agent.** The address of the registered office in the State of Delaware is 2711 Centerville Road, Suite 400, in the City of Wilmington, County of New Castle. The registered agent in charge thereof is Corporation Service Company.

3. **Purpose.** The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the "DGCL").

4. **Authorized Capital Stock.** The aggregate number of shares which the Corporation shall have the authority to issue is one hundred twenty five million (125,000,000) shares consisting of one hundred million (100,000,000) shares of Common Stock, par value $.001 per share and twenty five million (25,000,000) shares of Preferred Stock, par value $.0001 per share.

(a) **Common Stock.**

(1) *Dividends.* The holders of shares of Common Stock shall be entitled to receive, when and as declared by the Board of Directors, out of the assets of the Corporation legally available therefor, such dividends as may be declared from time to time by the Board of Directors.

(2) *Liquidation.* Subject to the rights of any other series of class of stock, the holders of shares of Common Stock shall be entitled to receive all of the assets of the Corporation available for distribution to shareholders in the event of the voluntary or involuntary liquidation, dissolution or winding up of the Corporation, ratably, in proportion to the number of shares of Common Stock held by them. Neither the merger or the consolidation of the Corporation into or with any other corporation, nor the sale, lease, exchange or other disposition (for cash, shares of stock, securities or other consideration) of all or substantially all of the assets of the Corporation shall be deemed to be a dissolution, liquidation or winding up, voluntary or involuntary of the Corporation.

(3) *Redemption.* Common Stock shall not be subject to redemption.

(4) *Voting.* Subject to the rights of any other class or series of stock and the provisions of the laws of the State of Delaware governing business corporations, voting rights shall be vested in the holders of Common Stock. Each holder

of Common Stock shall have one vote in respect of each shares of such stock held. The ability of the stockholders to engage in cumulative voting is hereby specifically denied. .

(5) *Denial of Preemptive Rights*. No holder of Common Stock or any other person shall have any preemptive right to purchase or subscribe to any shares of any class of stock or any notes, debentures, options, warrants or other securities, now or hereafter authorized.

(b) **Preferred Stock.**

The Preferred Stock may be issued, from time to time, in one or more series, with such designations, preferences and relative, participating, optional or other rights, qualifications, limitations or restrictions thereof as shall be stated and expressed in the resolution or resolutions providing for the issue of such series which shall be adopted by the Board of Directors from time to time, pursuant to the authority hereby given, a copy of which resolution or resolutions shall be set forth in a Certificate made, executed, acknowledged, filed and recorded in the manner required by the DGCL in order to make the same effective. Each series shall consist of such number of shares as shall be stated and expressed in such resolution or resolutions providing for the issuance of the stock of such series. The authority of the Board of Directors with respect to each series shall include, but not be limited to, determination of the following:

(1) the number of shares constituting that series and the distinctive designation of the series;

(2) whether the holders of shares of that series shall be entitled to receive dividends and, if so, the rates of such dividends, conditions under which and times such dividends may be declared or paid, any preferences of any such dividend to, and the relation to, the dividends payable on any other class or classes of stock or any other series of that same class and whether dividends shall be cumulative or noncumulative and, if cumulative, from which date or dates;

(3) whether the holders of shares of that series shall have voting rights in addition to the voting rights provided by law and, if so, the terms of such voting rights;

(4) whether shares of that series shall have conversion or exchange privileges into or for, at the option of the holder or the Corporation or upon the happening of a specified event, shares of any other class or classes or of any other series of the same or other class or classes of stock of the Corporation and, if so, the terms and conditions of such conversion or exchange, including provision for adjustment of the conversion or exchange rate in such event as the Board of Directors shall determine;

(5) whether shares of that series shall be redeemable and, if so, the terms and conditions of such redemption, including the date or dates upon or after which they shall be redeemable and the amount per share payable in case of redemption, which amounts may vary under different conditions and at different redemption dates;

(6) whether shares of that series shall be subject to the operation of a retirement or sinking fund and, if so subject, the extent to and the manner in which it shall be applied to the purchase or redemption of the shares of that series, and the terms and provisions relative to the operation thereof;

(7) the rights of shares of that series in the event of voluntary or involuntary liquidation, dissolution or winding up of the Corporation and any preference of any such rights to, and the relation to, the rights in respect thereto of any class or classes of stock or any other series of the same class; and

(8) whether shares of that series shall be subject or entitled to any other preferences, and other relative, participating, optional or other special rights and qualifications, limitations or restrictions of shares of that series and, if so, the terms thereof.

5. <u>Directors</u>. The management of the business and the conduct of the affairs of the Corporation shall be vested in its Board of Directors, which may exercise all such powers of the Corporation and do all such lawful acts and things as are not by law, this Certificate of Incorporation or the Bylaws directed or required to be exercised or done by stockholders. The number of directors which constitute the whole Board of Directors shall be fixed by, or in the manner provided in the Bylaws of the Corporation. Notwithstanding the foregoing provisions of this Section, each director shall serve until his successor is duly elected and qualified or until his death, resignation or removal. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director. Subject to the rights of any other series of class of stock, any or all of the Directors may be removed for cause by a majority vote of the stockholders present, either in person or by proxy, at a meeting called for such purpose and notice of which was provided to the stockholders in accordance with the Bylaws of the Corporation.

6. <u>Elimination of Certain Liability of Directors</u>. No director of the Corporation shall be held personally liable to the Corporation or its stockholders for monetary damages of any kind for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL as so amended from time to time. No amendment to, or repeal of, this Section 6 shall adversely affect any right or protection of any director of the Corporation existing at the time of such amendment or repeal for or with respect to acts or omissions of such director prior to such amendment or repeal.

7. **Amendments to Bylaws.** In furtherance and not in limitation of the powers conferred by the DGCL, the Board of Directors is expressly authorized to make, alter or repeal the Bylaws of the Corporation.

8. **Amendments to Certificate.** The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by the DGCL, and all rights conferred upon stockholders herein are granted subject to this reservation.

9. **Business Combinations with Interested Stockholders.** The Corporation elects not to be governed by Section 203 of the DGCL.

10. **Incorporator.** The name and mailing address of the incorporator are as follows:

Name	Mailing Address
Cary Sorensen	11121 Kingston Pike Ste. E, Knoxville, TN 37934

I, THE UNDERSIGNED , being the sole incorporator hereinbefore named, for the purpose of forming a corporation pursuant to the DGCL, do make this Certificate, hereby declaring and certifying that this is my act and deed and the facts herein stated are true, and accordingly have hereunto set my hand this 15th day of April, 2011.

S/Cary Sorensen

Cary Sorensen____ ,Sole Incorporator

(This page intentionally left blank.)

BYLAWS

OF

TENGASCO, INC.
(a Delaware corporation)

ARTICLE I - OFFICES

1.1 **Registered Office and Agent**. The registered office shall be in the City of Wilmington, County of New Castle, State of Delaware, and the name of the resident agent in charge thereof is Corporation Service Company.

1.2 **Other Offices**. The Corporation may also have offices at such other places both within and without the State of Delaware as the Board of Directors may from time to time determine or the business of the Corporation may require.

ARTICLE II - THE STOCKHOLDERS

2.1 **Place of Meetings**. All meetings of stockholders shall be held at such place (if any) within or without the State of Delaware as may be designated from time to time by the Board of Directors (the "Board").

2.2 **Annual Meeting**. An annual meeting of stockholders shall be held on such date and at such time as shall be designated from time to time by the Board of Directors and stated in the notice of the meeting. If no designation is made, or if a special meeting be otherwise called, the place of the meeting shall be the principal office of the Corporation.

2.3 **Quorum**. A majority of the outstanding stock entitled to vote, present in person or by proxy duly authorized by the stockholder and filed with the Secretary, shall constitute a quorum at all meetings of the stockholders except as otherwise provided by law, by the Certificate of Incorporation or by these Bylaws. If, however, a majority shall not be present or represented at any meeting of the stockholders, the stockholders entitled to vote thereat, present in person, or by proxy duly authorized by the stockholder and filed with the Secretary, shall have power to adjourn the meeting from time to time, without notice other than announcement at the meeting of the place, date, and hour of the adjourned meeting, until a quorum shall be present or represented. At the adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally notified. If after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting. The stockholders present at a duly organized meeting may continue to transact business until adjournment notwithstanding the withdrawal of enough stockholders to leave less than a quorum.

2.4 **Voting**. When a quorum is present at any meeting, and subject to the provisions of the General Corporation Law of the State of Delaware (the "DGCL"), the Certificate of Incorporation or these Bylaws in respect of the vote that shall be required for a specific action, the vote of the holders of a majority of the stock having voting power, present in person or represented by proxy duly authorized by the stockholder and filed with the Secretary, shall decide any question brought before the meeting, unless the question is one upon which, by express provision of the statutes or of the Certificate of Incorporation or of these Bylaws, a different vote is required, in which case the express provision shall govern and control the decision of such question. Each stockholder shall have one (1) vote for each share of stock having voting power registered in his or her name on the books of the Corporation, except as otherwise provided in the Certificate of Incorporation. Upon the demand of any stockholder, the vote for directors and upon any question before the meeting shall be by ballot.

2.5 **Proxies**. At any meeting of the stockholders, every stockholder having the right to vote shall be entitled to vote in person, or by proxy duly authorized and bearing a date not more than one (1) year prior to said meeting, unless the proxy provides for a longer period. Such proxy shall be filed with the Secretary of the Corporation before or at the time of the meeting. Without limiting the manner in which a stockholder may authorize another person or persons to act for him or her as proxy, the stockholder may validly grant such authority by:

(a) executing a writing to that effect, which execution may be accomplished by the stockholder or his or her authorized officer, director, employee or agent signing the writing or causing his or her signature to be affixed to the writing by any reasonable means including, but not limited to, by facsimile signature; or (b) transmitting or authorizing the transmission of a telegram, cablegram, or other means of electronic transmission to the person who will be the holder of the proxy or to a proxy solicitation firm, proxy support service organization or like agent duly authorized by the person who will be the holder of the proxy to receive such transmission, provided that any telegram, cablegram or other means of electronic transmission must either set forth or be submitted with information from which it can be determined that the telegram, cablegram or other electronic transmission was authorized by the stockholder. If it is determined that any telegram, cablegram or other electronic transmission submitted pursuant to clause (b) above is valid, the inspectors shall specify the information upon which they relied. Any copy, facsimile telecommunication or other reliable reproduction of the writing or transmission created pursuant to the preceding sentence may be substituted or used in lieu of the original writing or transmission for any and all purposes for which the original writing or transmission could be used, provided that such copy, facsimile telecommunication or other reproduction shall be a complete reproduction of the entire original writing or transmission.

2.6 **List of Stockholders**. A complete list of the stockholders or a stock transfer book containing such list entitled to vote at each meeting of stockholders, arranged in alphabetical order, with the address of each as shown on the records of the Corporation, and the number of voting shares registered in the name of each in the records of the Corporation, shall be prepared by the Secretary and kept, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or if not so specified at the place where the meeting is to be held for a period of at least ten (10) days prior to the meeting. During the ten (10) day period, during the usual business hours, and during the meeting, the list shall be open to the examination of any stockholder. Such list or stock transfer book shall be prima facie evidence as to who are the stockholders entitled to examine such list or stock transfer book and to vote at the meeting of stockholders.

2.7 **Special Meetings**. Special meetings of stockholders, for any purpose or purposes, unless otherwise prescribed by statute, may be called by a majority of the Directors then serving on the Board of Directors, the Chairman of the Board, or the Chief Executive Officer.

2.8 **Notice of Meetings**. Written notice of each meeting of stockholders, stating the date, time and place, and in the case of a special meeting the object thereof, shall be mailed, postage prepaid, not less than ten (10) nor more than sixty (60) days before the meeting, to each stockholder entitled to vote thereat, at the address of the stockholder which appears on the books of the Corporation. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail, addressed to the stockholder at his address as it appears on the stock transfer books of the corporation, with postage thereon prepaid.

2.9 **Stockholder Proposals**.

(a) At any meeting of stockholders, no business shall be conducted which has not been properly brought before the meeting. To be properly brought before a meeting, business must be (i) specified in the notice of meeting (or any supplement thereto) given by or at the direction of the Board of Directors, (ii) otherwise properly brought before the meeting by or at the direction of the Board of Directors, or (iii) otherwise properly brought before the meeting by a stockholder.

(b) For stockholder proposals to be properly brought before a meeting by a stockholder, the stockholder must have given timely notice thereof in writing to the Secretary of the Corporation. To be timely, a stockholder's notice must be delivered to, or mailed and received at, the principal executive offices of the Corporation not less than one hundred twenty (120) days immediately preceding the date of the mailing of the notice of annual meeting and proxy statement and other materials for the preceding annual meeting of stockholders; provided, however, that in the event that the annual meeting is called for a date that is not within thirty (30) days before or after such anniversary date, notice by the stockholder in order to be timely must so be received not later than the close of business on the tenth day following the day on which the notice of the date of the meeting was mailed or public disclosure was made, which ever first occurs.

(c) In the case of stockholder proposals, the notice shall set forth (i) a brief description of the proposal or business desired to be brought before the meeting and the reasons for conducting such business at the meeting, (ii) the name, age, business and residence address of the stockholder submitting the proposal, (iii) the principal occupation or employment of such stockholder, (iv) the number of shares of the Corporation which are beneficially owned by such stockholder and the date which shares were first acquired by the shareholder, and (v) any material interest of the stockholder in such proposal. The Chairman of the Board of Directors shall, if the facts warrant, determine and declare to the meeting that a proposal was not properly brought before the meeting in accordance with the provisions of this Section 2.9, and if he or she should so determine, and any proposal not properly brought before the meeting shall not be transacted. Notwithstanding anything in these Bylaws to the contrary, no business shall be conducted at any meeting except in accordance with the procedures set forth in this Section 2.9.

2.10 <u>Voting Procedures and Inspectors of Elections</u>.

(a) The Corporation, by action of the Secretary, shall, in advance of any meeting of stockholders, appoint one or more inspectors to act at the meeting and make a written report thereof. The Corporation may designate one or more persons as alternate inspectors to replace any inspector who fails to act. If no inspector or alternate is able to act at a meeting of stockholders, the person presiding at the meeting shall appoint one or more inspectors to act at the meeting. Each inspector, before entering upon the discharge of his or her duties, shall take and sign an oath faithfully to execute the duties of inspector with strict impartiality and according to the best of his or her ability.

(b) The inspectors shall (i) ascertain the number of shares outstanding and the voting power of each, (ii) determine the shares represented at a meeting and the validity of proxies and ballots, (iii) count all votes and ballots, (iv) determine and retain for a reasonable period a record of the disposition of any challenges made to any determination by the inspectors, and (v) certify their determination of the number of shares represented at the meeting, and their count of all votes and ballots. The inspectors may appoint or retain other persons or entities to assist the inspectors in the performance of the duties of the inspectors.

(c) The date and time of the opening and the closing of the polls for each matter upon which the stockholders will vote at a meeting shall be announced at the meeting. No ballot, proxies or votes, nor any revocations thereof or changes thereto, shall be accepted by the inspectors after the closing of the polls unless the Court of Chancery upon application by a stockholder shall determine otherwise.

(d) In determining the validity and counting of proxies and ballots, the inspectors shall be limited to an examination of the proxies, any envelopes submitted with those proxies, any information provided in accordance with clause (b) of Section 2.5 of these Bylaws, ballots and the regular books and records of the Corporation, except that the inspectors may consider other reliable information for the limited purpose of reconciling proxies and ballots submitted by or on behalf of banks, brokers, their nominees or similar persons which represent more votes than the holder of a proxy is authorized by the record owner to cast or more votes than the stockholder holds of record. If the inspectors consider other reliable information for the limited purpose permitted herein, the inspectors at the time they make their certification pursuant to subsection (b)(v) of this Section shall specify the specific information considered by them including the person or persons from whom they obtained the information, when the information was obtained, the means by which the information was obtained and the basis for the inspectors' belief that the information is accurate and reliable.

ARTICLE III - THE BOARD OF DIRECTORS

3.1 **Powers, Number and Term of Office of Directors**. The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors, which may exercise all such powers of the Corporation and do all such acts and things as are not prohibited by the General Corporation Law of the State of Delaware nor by the Certificate of Incorporation nor by these Bylaws directed or required to be exercised or done by the stockholders. The number of Directors of the Corporation shall not be less than three (3) or more than ten (10).

3.2 **Election; Vacancies**.

(a) **Majority Voting**. Except as provided in subsection (b) of this Section 3.2, at any meeting for the election of Directors at which a quorum is present, each nominee shall be elected a Director by a majority of the votes cast at the meeting and entitled to vote on the election of Directors. For purposes of this bylaw, a majority of the votes cast means that the number of votes "for" a Director must exceed the number of votes "against" a Director. For the avoidance of doubt, neither abstentions nor broker non-votes will count as a vote cast with respect to that Director.

(b) **Contested Elections**. If, as of a date that is seven (7) days in advance of the date the Corporation files its definitive proxy statement (regardless of whether or not thereafter revised or supplemented) with the Securities and Exchange Commission, the number of nominees for any election of Directors nominated (i) by the Board of Directors, or (ii) any stockholder, or (iii) a combination of nominees by the Board of Directors and one or more stockholders, exceeds the number of Directors to be elected, the nominees receiving a plurality of the votes cast by the shares present in person or represented by proxy at the meeting and entitled to vote on the election of Directors at a meeting at which a quorum is present shall be elected.

(c) **Vacancies**. If the office of any Director or Directors becomes vacant by reason of death, resignation, retirement, disqualification, removal from office, creation of a new directorship, or otherwise, a majority of the remaining Directors, though less than a quorum, shall choose a successor or successors, or a Director to fill the newly created directorship. In no event shall the shareholders have the right to fill such vacancies, unless the Board of Directors has determined by resolution that stockholders shall fill such vacancy at a meeting of stockholders. A Director elected to fill a vacancy caused by resignation, death or removal shall be elected to hold office for the unexpired term of his predecessor.

3.3 **Place of Meetings**. The Directors may hold their meetings either outside of Delaware or at such other places as they may from time to time determine.

3.4 **Regular Meetings**. The Board of Directors shall schedule regular meeting as they deem necessary by a vote of majority of the Directors then serving, provided, however, the Board of Directors shall have at least one annual regular meeting immediately after the annual meeting of stockholders. Notice of regular meetings, unless waived, shall be given by mail, electronic transmission or fax transmission or in person to each Director, at his or her address as the same may appear on the records of the Corporation, or in the absence of such address, at his or her residence or usual place of business, at least three (3) days before the day on which the meeting is to be held.

3.5 **Special Meetings**. Special meetings of the Board of Directors may be held any time on the call of the Chief Executive Officer, the Chairman or at the request in writing of a majority of the members of the Board of Directors then serving. Notice of the time and place of all special meetings of the Board shall be orally or in writing, by telephone, facsimile, electronic mail, telegraph or telex, during normal business hours, at least twenty-four (24) hours before the date and time of the meeting, or sent in writing to each director by first class mail, charges prepaid, at least three (3) days before the date of the meeting. Notice of any special meeting shall state the purpose thereof. If the Secretary shall fail or refuse to give such notice, then the notice may be given by the

Officer or any one of the Directors making the call. Attendance at any meeting of the Board of Directors shall constitute waiver of notice thereof unless the Director attends the meeting for the express purpose of objecting, and the Director objects at the beginning of the meeting, to the transaction of any business because the meeting was not lawfully called or convened.

3.6 **Quorum; Voting**. At all meetings of the Board, a majority of the total number of Directors then serving shall be necessary and sufficient to constitute a quorum for the transaction of business, and the act of a majority of the Directors present at any meeting at which there is a quorum shall be the act of the Board of Directors, except as may be otherwise specifically provided by statute or by the Certificate of Incorporation or by these Bylaws. In the absence of a quorum, a majority of the Directors present may adjourn the meeting from time to time until a quorum shall be present. Notice of any adjourned meeting need not be given, except that notice shall be given to all Directors if the adjournment is for more than thirty (30) days.

3.7 **Informal Action**. Any action required or permitted to be taken at any meeting of the Board of Directors or any Committee thereof may be taken without a meeting, if a written consent to such action is signed by all members of the Board or of such Committee, as the case may be, and such written consent is filed with the minutes of proceedings of the Board or Committee.

3.8 **Meeting by Telephone**. Members of the Board of Directors, or any Committee designated by the Board, may participate in a meeting of the Board or Committee by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to this section shall constitute presence in person at the meeting.

3.9 **Removal of Directors.** Any or all of the Directors may be removed for cause by a majority vote of the stockholders present, either in person or by proxy, at a meeting called for such purpose and notice of which was provided to the stockholders in accordance with these Bylaws.

3.10 **Resignation.** A Director may resign at any time by giving written notice to the Chairman of the Board, Chief Executive Officer or Secretary of the Corporation. The notice shall specify the reason for resignation and unless otherwise specified in the notice the resignation shall take effect upon receipt thereof by the Board or such officer, and the acceptance of the resignation shall not be necessary to make it effective.

3.11 **Presumption of Assent.** A Director who is present at a meeting of the Board of Directors at which action on any corporate matter is taken shall be presumed to have assented to the action taken unless his or her dissent shall be entered in the minutes of the meeting or unless he or she shall file his or her written dissent to such action taken with the secretary of the meeting before the adjournment thereof or shall forward such dissent by registered mail to the Secretary of the Corporation immediately after the adjournment of the meeting. Such right to dissent shall not apply to a Director who voted in favor of such action.

3.12 **Compensation**. Directors, as such, may receive compensation for their services and/or such fixed sums and expenses of attendance for attendance at each regular or special meeting of the Board of Directors as may be established by resolution of the Board; provided that nothing herein contained shall be construed to preclude any Director from serving the Corporation in any other capacity and receiving compensation therefor. Members of Committees may be allowed like compensation for attending Committee meetings. The Compensation/Stock Option Committee shall annually recommend to the Board of Directors the appropriate compensation for the members of the Board of Directors.

3.13 **Committees**. Based upon the recommendations of the Governance Committee, the Board of Directors may, by resolution or resolutions passed by a majority of the total number of Directors then fixed pursuant to Section 3.1 of these Bylaws, designate one (1) or more Committees, each Committee to consist of two (2) or more of the Directors of the Corporation, provided that the composition of which shall comply with all applicable rules and regulations promulgated by the Securities and Exchange Commission and any stock exchange on which the Company's shares are listed, which Committees, to the extent provided in said resolution or resolutions, shall have and may exercise the powers of the Board of Directors in the management of the business and affairs of the Corporation between meetings of the Board of Directors. The members and the Chairman of each Committee shall be appointed, and may be removed at any time, by resolution adopted by a majority of the total number of Directors then serving. No such Committee shall have the power or authority to authorize amending the Certificate of Incorporation, adopt an agreement of merger or consolidation, recommend to the stockholders the sale, lease or exchange of all or substantially all of the Corporation's property and assets, recommend to the stockholders a dissolution of the Corporation or a revocation of a dissolution, or amend the Bylaws of the Corporation; and, unless the resolution, Bylaws or Certificate of Incorporation expressly so provide, no Committee shall have the power or authority to declare a dividend or to authorize the issuance of stock. Such Committee or Committees shall have such name or names as may be determined from time to time by resolution adopted by the Board of Directors. Each Committee shall keep minutes of its proceedings, and shall report to the Board of Directors when required by the Board.

ARTICLE IV - OFFICERS

4.1 **Election and Removal of Chairman of the Board of Directors**. At the regular meeting of the Directors held after the annual stockholders' meeting in each year, one (1) of the Directors shall be elected to be the Chairman of the Board of Directors, which person may be removed from this position at any time by a majority vote of the total number of Directors then fixed pursuant to Section 3.1 of these Bylaws whenever in their judgment the best interests of the Corporation will be served by such action.

4.2 **Duties of the Chairman of the Board of Directors**. The Chairman of the Board of Directors shall preside at all meetings of the stockholders and of the Directors. If he or she is also the Chief Executive Officer, he or she shall carry out those duties as designated herein. If he or she is not the Chief Executive Officer, he or she shall have no authority for the management and control of the business and affairs of the Corporation other than in his or her capacity as a Director.

4.3 **Officers**. As contained within these Bylaws, except as otherwise provided for, all references to "Officers" shall apply to both Elected and Appointed Officers. The Elected Officers of the Corporation shall be a President and/or a Chief Executive Officer, a Secretary, a Treasurer, and a Chief Financial Officer. These Officers, and any other Officers, including but not limited to, one or more Senior or Executive Vice Presidents and a Chief Operating Officer which the Directors deem should be elected, shall be elected by the Directors at the regular meeting of the Board held after the annual stockholders' meeting in each year and at such other times as new elected offices are created by the Chief Executive Officer or vacancies in such elected offices must be filled. All other Officers of the Corporation shall be appointed by the Chief Executive Officer, as such appointed offices are deemed necessary by the Chief Executive Officer. Any two (2) or more offices may be held by the same person. Each Officer shall hold office until his or her successor shall have been duly elected or appointed and shall have qualified or until his or her death, resignation or removal as hereinafter provided.

4.4 **Removal**. Any Officer elected by the Directors may be removed from office at any time by a majority vote of the total number of Directors then serving whenever in their judgment the best interests of the Corporation will be served by such action. Any appointed Officer may be removed at any time by the Chief Executive Officer.

4.5 **Designation of Chief Executive Officer**. The Directors may, but need not, designate the Chairman of the Board of Directors as the Chief Executive Officer. The Directors shall designate the Chief Executive Officer. The Directors may, but need not, designate an Executive Vice President as the Chief Operating Officer. These designations of duties may be changed at any time by a majority vote of the total number of Directors then serving whenever in their judgment the best interests of the Corporation will be served by such action.

4.6 **Chief Executive Officer**. The Chief Executive Officer shall manage and control the overall business and affairs of the Corporation, subject to the direction of the Board of Directors, and ensure that the orders and resolutions of the Directors are carried into effect. He or she shall have the authority to represent and act for the Corporation, to sign documents binding the Corporation in all matters except those reserved to the Directors, to authorize other Officers designated by him or her to represent, act and sign for the Corporation and to assign to the other Officers the authority for the management and control of such business and affairs of the Corporation as he or she may designate. In the absence of the Chairman of the Board of Directors he or she shall preside at all meetings of the stockholders and the Directors.

4.7 **President**. In the absence of the Board of Directors designating a Chief Executive Officer, the President shall perform the duties as designated herein of the Chief Executive Officer.

4.8 **Chief Operating Officer**. The Chief Operating Officer shall have authority for the management and control of such business and affairs of the Corporation as shall be assigned by the Chief Executive Officer or the Board of Directors. In the event of the absence or disability of the Chief Executive Officer and/or President, he or she shall perform those duties as designated herein of the Chief Executive Officer.

4.9 **Executive Vice Presidents**. Executive Vice Presidents shall have authority for the management and control of such business and affairs of the Corporation as shall be assigned by the Chief Executive Officer or the Board of Directors.

4.10 **Senior Vice Presidents**. Senior Vice Presidents shall have authority for the management and control of such business and affairs of the Corporation as shall be assigned by the Chief Executive Officer or the Board of Directors. In the event that there is no individual currently holding such office of the Chief Executive Officer, of the Chief Operating Officer, or of the Executive Vice President, or in the event that such individual is absent or disabled, a Senior Vice President designated by the Chief Executive Officer or the Board of Directors shall perform the duties as designated herein of the Chief Executive Officer.

4.11 **Chief Financial Officer**. The Chief Financial Officer shall be an Elected Officer and shall have the authority for the management and control of such business and affairs as shall be assigned by the Chief Executive Officer or the Board of Directors. Unless another person shall be elected by the Board of Directors, the Chief Financial Officer shall also perform the duties as designated herein of the Treasurer of the Corporation.

4.12 **Elected Vice Presidents**. The Elected Vice Presidents shall have authority for the management and control of such business and affairs of the Corporation as shall be assigned by the Chief Executive Officer or the Board of Directors.

4.13 **Appointed Officers**. Appointed Officers shall have authority for the management and control of such business and affairs of the Corporation as shall be assigned by the Chief Executive Officer.

4.14 **Secretary**. The Secretary shall attend all sessions of the Board and all meetings of the stockholders and record all votes and the minutes of all proceedings in a book to be kept for that purpose; and shall perform like duties for the standing Committees when required. The Secretary shall give, or cause to be given, notice of all meetings of the stockholders and of the Board of Directors, and shall perform such other duties as from time to time may be prescribed by the Board of Directors or the Chief Executive Officer of the Corporation. The Secretary shall keep in safe custody the Seal of the Corporation, and when authorized by the Board, affix it to any instrument requiring it.

4.15 **Treasurer**. The Treasurer shall:

(a) have the custody of the corporate funds and securities and shall keep or cause to be kept full and accurate accounts of the financial affairs of the Corporation;

(b) deposit or cause to be deposited all moneys and other valuable effects in the name and to the credit of the Corporation in such depositories as may be designated by the Board of Directors;

(c) disburse or cause to be disbursed the funds of the Corporation as may be ordered by the Board of Directors;

(d) render to the Chief Executive Officer and Directors, at the regular meetings of the Board or whenever they may require it, an account of all his or her transactions as Treasurer and of the financial condition of the Corporation;

(e) give the Corporation a bond, if required by the Board of Directors, in a sum and with one or more sureties satisfactory to the Board, for the faithful performance of the duties of his or her office; and

(f) perform all the duties incident to the office of Treasurer and such other duties as from time to time may be prescribed by the Board of Directors or by the Chief Executive Officer of the Corporation.

4.16 **Delegation of Duties**. In the case of the absence, incapacity, or inability to serve of any Elected Officer of the Corporation, the Board may delegate, for so long as may be necessary, the powers or duties, or any of them, of the Elected Officer to any other Elected Officer, or to any Director provided a majority of the total number of Directors then serving concurs therein. In the case of the absence, incapacity, or inability to serve of any Appointed Officers of the Corporation, the Chief Executive Officer may delegate, for so long as may be necessary, the powers or duties, or any of them, of that appointed Officer to any Elected or Appointed Officer.

4.17 **Compensation**. The compensation, if any, of the Chairman of the Board of Directors and the President, if each such person is not also the Chief Executive Officer, shall be fixed by the Directors after reviewing the recommendations of the Compensation/Stock Option Committee. The compensation of the Chief Executive Officer shall be fixed by the Compensation/Stock Option Committee in consultation with all independent Directors who are not members of the Compensation/Stock Option

Committee. The compensation of all other Officers shall be fixed by the Compensation/Stock Option Committee in consultation with the Chief Executive Officer.

ARTICLE V - SHARES OF STOCK AND THEIR TRANSFER

5.1 **Regulation**. Shares of stock of the Corporation may be certificated or uncertificated (i.e., book entry), as provided under the General Corporation Law of the State of Delaware. Subject to the terms of any contract of the Corporation, the Board of Directors may make such rules and regulations as it may deem expedient concerning the issue, transfer and registration of shares of stock, whether certificated or uncertificated, of the Corporation, including the issuance of new certificates for lost or destroyed certificates and the appointment of transfer agents and registrars.

5.2 **Form of Shares**. The shares of stock of the Corporation shall be numbered and shall be entered in the books of the Corporation as they are issued. Shares that are issued in certificated form shall exhibit the holder's name and number of shares and shall be signed by the Chief Executive Officer and by the Secretary. If the Corporation has a transfer agent or an assistant transfer agent or a transfer clerk acting on its behalf and a registrar, the signature of any officer may be facsimile. Facsimile signatures may be of the Officers of the Corporation designated above who are Officers at the time of the issuance of the certificates or who were such at the time of the printing or engraving of the certificates whether or not the person has continued to hold that office. The powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations, or restrictions of the preferences and/or rights shall be set forth in full or summarized on the face or back of the certificate which the Corporation shall issue to represent the class or series of stock, provided that, except as provided to the contrary by the General Corporation Law of the State of Delaware, in lieu of the foregoing requirements there may be set forth on the certificate a statement that the Corporation will furnish without charge to each stockholder who so requests the preferences and rights and qualifications, limitations or restrictions. Within a reasonable time after the issuance or transfer of uncertificated stock, the Corporation shall send to the registered owner thereof a written notice containing certain information required by the General Corporation Law of the State of Delaware to be set forth or stated on certificates or shall send to such registered owner a statement that the Corporation will furnish without charge to each stockholder who so requests the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations, or restrictions of such preferences and/or rights.

5.3 **Transfer of Certificates**. Subject to any restrictions on transfer, shares of the capital stock of the Corporation shall be transferable on the books of the Corporation only if a transfer of such shares has been properly made or directed by the holder thereof in person or by his or her duly authorized attorney, and if such shares are certificated, upon the surrender or cancellation of a certificate or certificates for a like number of shares. As against the Corporation, a transfer of shares can be made only on the books of the Corporation and in the manner hereinabove provided, and the Corporation shall be entitled to treat the registered holder of any share as the owner thereof and shall not be bound to recognize any equitable or other claim to or interest in such share on the part of any other person, whether or not it shall have express or other notice thereof, save expressly provided by the statutes of the State of Delaware.

5.4 **Record Date**.

(a) If no record date is fixed pursuant to Section 5.6 of these Bylaws, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided , however , that the Board of Directors may fix a new record date for the adjourned meeting.

(b) In order that the Corporation may determine the stockholders entitled to consent to corporate action in writing without a meeting, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors. Any stockholder of record seeking to have the stockholders authorize or take corporate action by written consent shall, by written notice to the Secretary, request the Board of Directors to fix a record date. The Board of Directors shall promptly, but in all events within ten (10) days after the date on which such a request is received, adopt a resolution fixing the record date. If no record date has been fixed by the Board of Directors within ten (10) days of the date on which such a request is received, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting, when no prior action by the Board of Directors is required by applicable law, shall be the first date thereafter on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the Corporation by delivery to its registered office in the State of Delaware, its principal place of business, or an officer or agent of the Corporation having custody of the book in which proceedings of stockholders meetings are recorded, to the attention of the Secretary of the Corporation. Delivery shall be by hand or by certified or registered mail, return receipt requested. If no record date has been fixed by the Board of Directors and prior action by the Board of Directors is required by applicable law, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting shall be at the close of business on the date on which the Board of Directors adopts the resolution taking such prior action.

5.5 **Lost or Destroyed Certificates**. Any person claiming a certificate of stock to be lost or destroyed shall make an affidavit or affirmation of that fact and advertise the same in such manner as the Board of Directors may require, and the Board of Directors may, in its discretion, require the owner of the lost or destroyed certificate or his or her legal representative to give the Corporation a bond, in such sum as it may direct, not exceeding double the value of the stock, to indemnify the Corporation against any claim that may be made against it on account of the alleged loss of any such certificate. A new certificate of the same tenor and for the same number of shares as the one alleged to be lost or destroyed, or uncertificated shares in place of any such certificate, may be issued without requiring any bond when, in the judgment of the Directors, it is proper to do so.

5.6 **Stock Transfer Books; Record Date**. The Board of Directors shall have power to close the stock transfer books of the Corporation for a period not exceeding sixty (60) days preceding the date of any meeting of stockholders or the date for payment of any dividend or the date for the allotment of rights or the date when any change or conversion or exchange of capital stock shall go into effect; provided, however, that in lieu of closing the stock transfer books as aforesaid the Board of Directors may by resolution fix a date: (i) not preceding the date of the resolution and (ii) (a) not more than sixty (60) nor less than ten (10) days preceding the date of any meeting of stockholders or (b) not more than sixty (60) days preceding the date for the payment of any dividend, the date for the allotment of rights or the date when any change or conversion or exchange of capital stock shall go into effect, as a record date for the determination of the stockholders entitled to notice of, and to vote at, any such meeting, or entitled to receive payment of any such dividend, or to any such allotment of rights, or to exercise the rights in respect of any such change, conversion or exchange of capital stock, and in such case such stockholders of record on the date so fixed shall be entitled to such notice of, and to vote at such meeting, or to receive payment of such dividend, or to receive such allotment of rights, or to exercise such rights, as the case may be, notwithstanding any transfer of any stock on the books of the Corporation after any such record date fixed as aforesaid.

5.7 **Consent of Stockholders in Lieu of Meeting**. In the event of the delivery to the Corporation of a written consent or consents in accordance with Section 228 of the Delaware General Corporation Law purporting to authorize or take corporate action and/or related revocations (each such written consent and any revocation thereof is referred to in this Section 5.7 as a "Consent"), the Secretary of the Corporation shall provide for the safekeeping of such Consents and shall, as soon as practicable thereafter, conduct such reasonable investigation as he or she deems necessary or appropriate for the purpose of ascertaining the validity of such Consents and all matters incident thereto, including, without limitation, whether the holders of shares having the requisite voting power to authorize or take the action specified in the Consents have given consent; provided, however, that if the corporate action to which the Consents relate is the removal or election of one or more members of the Board of Directors, the Secretary of the Corporation shall designate an independent, qualified inspector with respect to such Consents and such inspector shall discharge the functions of the Secretary of the Corporation under this Section 5.7. If, after such investigation, the Secretary or the inspector, as the case may be, shall determine that any action purportedly taken by such

Consents has been validly taken, that fact shall be certified on the records of the Corporation kept for the purpose of recording the proceedings of meetings of the stockholders and the Consents shall be filed with such records. In conducting the investigation required by this Section 5.7, the Secretary or the inspector may, at the expense of the Corporation, retain to assist them special legal counsel and any other necessary or appropriate professional advisors, and such other personnel as they may deem necessary or appropriate.

ARTICLE VI - BOOKS AND ACCOUNTS

6.1 **Location**. The books, accounts, and records of the Corporation may be kept at such place or places within or without the State of Delaware as the Board of Directors may from time to time determine.

6.2 **Inspection**. The books, accounts, and records of the Corporation shall be open to inspection by any member of the Board of Directors during usual business hours for any purpose reasonably related to the Director's position as a Director; and open to inspection by the stockholders at such times, and subject to such regulations, as the Board of Directors may prescribe, except as otherwise provided by statute.

ARTICLE VII - CHECKS, NOTES, CONTRACTS, LOANS, ETC.

7.1 **Checks; Notes**. All checks or demands for money and notes of the Corporation shall be signed by such Officer or Officers or such other person or persons as the Board of Directors may from time to time designate.

7.2 **Execution of Corporate Contracts**. Except as otherwise designated by the Board of Directors, all contracts of the Corporation shall be executed on its behalf by the Chief Executive Officer.

7.3 **Deposits.** All funds of the Corporation not otherwise employed shall be deposited from time to time to the credit of the Corporation in such banks, trust companies or other depositories as the Board of Directors may select.

7.4 **Loans.** No material loans or indebtedness shall be contracted on behalf of the Corporation and no evidences of indebtedness shall be issued in its name unless authorized by a resolution of the Board of Directors. Such authorization may be general or confined to specific instances.

ARTICLE VIII - MISCELLANEOUS

8.1 **Fiscal Year**. The fiscal year of the Corporation shall commence on the first day of January and end on the last day of December.

8.2 **Corporate Seal**. The Corporate Seal shall have inscribed thereon the name of the Corporation, and the words "Corporate Seal, Delaware." Said Seal may be used by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise.

8.3 **Notice**. Unless otherwise provided by law, any notice required to be given under the provisions of these Bylaws to any Director, Officer or stockholder may be given in writing, by depositing the same in the United States mail, postage pre-paid, addressed to the stockholder, Officer or Director at his or her address appearing on the books of the Corporation, and the notice shall be deemed to be given at the time when so mailed.

8.4 **Waiver of Notice**. Unless otherwise provided by law, any stockholder, Director or Officer may waive any notice required to be given under these Bylaws, in writing signed by the person entitled to notice, either before or after the meeting.

8.5 **Voting of Stock in Other Corporations**. Any shares of stock in any other corporation which may from time to time be held by this Corporation may be represented and voted at any meeting of shareholders of such corporation by the Chief Executive Officer or by any other person or persons thereunto authorized by the Board of Directors, or by any proxy designated by written instrument of appointment executed in the name of this Corporation by its Chief Executive Officer. Shares of stock belonging to the Corporation need not stand in the name of the Corporation, but may be held for the benefit of the Corporation in the individual name of the Secretary or of any other nominee designated for the purpose by the Board of Directors. Certificates for shares so held for the benefit of the Corporation shall be endorsed in blank or have proper stock powers attached so that said certificates are at all times in due form for transfer, and shall be held for safekeeping in such manner as shall be determined from time to time by the Board of Directors.

ARTICLE IX - INDEMNIFICATION

9.1 **Eligibility; Expenses**.

(a) The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the Corporation) by reason of the fact that he is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

(b) The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation and except that no indemnification shall be made in respect of any claim, issue, or matter as to which such person shall have been adjudged to be liable to the Corporation unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Delaware Court of Chancery or such other court shall deem proper.

(c) To the extent that a director, officer, employee or agent of the Corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in paragraphs a and b of this Section, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

(d) Any indemnification under paragraphs a and b of this Section (unless ordered by a court) shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in paragraphs a and b of this Section. Such determination shall be made (i) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (ii) if such a quorum is not obtainable, or, even if obtainable, if a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (iii) by the stockholders. Notwithstanding the foregoing, a director, officer, employee or agent of the Corporation shall be able to contest any determination that the director, officer, employee or agent has not met the applicable standard of conduct set forth in paragraphs a and b of this Section by petitioning a court of appropriate jurisdiction.

(e) Expenses (including attorneys' fees) incurred by an officer or director in defending or settling any civil, criminal, administrative or investigative action, suit or proceeding shall be paid by the Corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the Corporation as authorized in this Section. Such expenses incurred by other employees and agents may be so paid upon such terms and conditions, if any, as the Board of Directors deems appropriate.

(f) The right to indemnification conferred in this Section 9.1 shall be a contract right.

9.2 **Suit to Collect**. If a claim under Section 9.1 above is not paid in full by the Corporation within thirty (30) days after a written claim has been received by the Corporation, the claimant may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim and, if successful in whole or in part, the claimant shall also be entitled to be paid the expense of prosecuting such claim. It shall be a defense to any action (other than an action brought to enforce a claim for expenses incurred in defending any proceeding in advance of its final disposition where the required undertaking has been tendered to the Corporation) that the claimant has failed to meet a standard of conduct which makes it permissible under Delaware law for the Corporation to indemnify the claimant for the amount claimed. Neither the failure of the Corporation (including its Board of Directors, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is permissible in the circumstances because he or she has met such standard of conduct, nor an actual determination by the Corporation (including its Board of Directors, independent legal counsel, or its stockholders) that the claimant has not met such standard of conduct, nor the termination of any proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, shall be a defense to the action or create a presumption that the claimant has failed to meet the required standard of conduct.

9.3 **Nonexclusivity of Rights**. The right to indemnification and the payment of expenses incurred in defending a proceeding in advance of its final disposition conferred in these Bylaws shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, Bylaw, agreement, vote of stockholders or disinterested Directors or otherwise.

9.4 **Insurance**. The Corporation may maintain insurance, at its expense, to protect itself and any Director, Officer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under Delaware law.

9.5 **Expenses as a Witness**. To the extent that any Director, Officer, employee or agent of the Corporation is by reason of such position, or a position with another entity at the request of the Corporation, a witness in any proceeding, he or she shall be indemnified against all costs and expenses actually and reasonably incurred by him or her or on his or her behalf in connection therewith.

9.6 **Indemnity Agreements**. The Corporation may enter into indemnity agreements with the persons who are members of its Board of Directors from time to time, and with such Officers, employees and agents as the Board may designate, providing in substance that the Corporation shall indemnify such persons to the fullest extent permitted by Delaware law.

9.7 **Continuation of Rights**. The indemnification and advancement of expenses provided by this Article IX shall continue as to a person who has ceased to be a Director, Officer, employee or agent of the Corporation and shall inure to the benefit of the heirs, executors and administrators of such a person.

9.8 Definitions. For purposes of this Section 9 the following definitions shall apply.

(a) References to "the Corporation" shall include, in addition to the Corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this Section with respect to the Corporation as he would have with respect to such constituent corporation if its separate existence had continued.

(b) References to "other enterprises" shall include employee benefit plans; references to "fines" shall include any excise taxes assessed on a person with respect to an employee benefit plan; and references to "serving at the request of the Corporation" shall include any service as a director, officer, employee or agent of the Corporation which imposes duties on, or involves services by, such director, officer, employee or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner he reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the Corporation" as referred to in this Section.

9.9 **Amendment**. No amendment to, or repeal of, this section shall adversely affect any right or protection of any indemnified party of the Corporation existing at the time of such amendment or repeal for or with respect to acts or omissions of indemnified party prior to such amendment or repeal.

ARTICLE X - AMENDMENT OF BYLAWS

10.1 **Amendment**. The Board of Directors, by affirmative vote of a majority of the total number of Directors fixed pursuant to Section 3.1 of these Bylaws, may adopt, amend, or repeal these Bylaws at any meeting, subject to the provisions of Section 8 of the Corporation's Certificate of Incorporation. Subject to the provisions of Section 8 of the Certificate of Incorporation, these Bylaws may also be amended or repealed, and new Bylaws adopted, by the stockholders; provided, however, that any amendment or repeal of Section 2.7, Section 2.9, Section 3.2(c) or Section 10.1 hereof may be made only by the affirmative vote of the holders of a majority of the issued and outstanding common stock of the Corporation entitled to vote thereon at any annual meeting or special meeting of stockholders, and only if notice of the proposed amendment or repeal is contained in the notice of the meeting.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT ON FORM 10-K

(Mark one)

[X} Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended **December 31, 2010** or

[ ] Transition Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the transition period from __________ to __________.

Commission File No. 1-15555

TENGASCO, INC.

(name of registrant as specified in its charter)

Tennessee (state or other jurisdiction of Incorporation or organization)	**87-0267438** (I.R.S. Employer Identification No.)

11121 Kingston Pike Suite, E Knoxville, TN 37934
(Address of Principal Executive Offices) (Zip Code)

Registrant's telephone number, including area code: **(865) 675-1554**

Securities registered pursuant to Section 12(b) of the Act: **None.**
Securities registered pursuant to Section 12(g) of the Act: **Common Stock, $.001 par value per share.**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined by Rule 405 of the Securities Act. Yes [ ] **[X]** No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes [ ] **[X]** No

Indicated by check mark whether the registrant (1) filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes **[X]** [ ] No

Indicate by checkmark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files [ ] Yes [ ] No

Indicate by check mark if disclosure of delinquent filers in response to Item 405 of Regulation SK is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K.[ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or smaller reporting company. See definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer [ ] Accelerated Filer [ ] Non-accelerated Filer [ ] Smaller Reporting Company [ ]
(Do not check if a Smaller Reporting Company)

Indicate by checkmark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes [ ] No **[X]**

The aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of the last business day of the registrant's most recently completed second-fiscal quarter was approximately $17 million (June 30, 2010 closing price $0.45).

The number of shares outstanding of the registrant's $.001 par value common stock as of the close of business on (March 16th, 2011) was 60,687,413.

Documents Incorporated By Reference

The information required by Part III of the Form 10-K, to the extent not set forth herein, is incorporated herein by reference from the registrant's definitive proxy statement for the Annual Meeting of Shareholders to be held on June 20, 2011, to be filed with the Securities and Exchange Commission pursuant to Regulation 14A not later than 120 days after the close of the registrant's fiscal year.

Table of Contents

(This page intentionally left blank.)

FORWARD LOOKING STATEMENTS

The information contained in this Report, in certain instances, includes forward-looking statements within the meaning of applicable securities laws. Forward-looking statements include statements regarding the Company's "expectations," "anticipations," "intentions," "beliefs," or "strategies" or any similar word or phrase regarding the future. Forward-looking statements also include statements regarding revenue margins, expenses, and earnings analysis for 2010 and thereafter; oil and gas prices; exploration activities; development expenditures; costs of regulatory compliance; environmental matters; technological developments; future products or product development; the Company's products and distribution development strategies; potential acquisitions or strategic alliances; liquidity and anticipated cash needs and availability; prospects for success of capital raising activities; prospects or the market for or price of the Company's common stock; and control of the Company. All forward-looking statements are based on information available to the Company as of the date hereof, and the Company assumes no obligation to update any such forward-looking statement. The Company's actual results could differ materially from the forward-looking statements. Among the factors that could cause results to differ materially are the factors discussed in "Risk Factors" below in Item 1A of this Report.

Projecting the effects of commodity prices, which in the past year have been extremely volatile, on production and timing of development expenditures includes many factors beyond the Company's control. The future estimates of net cash flows from the Company's proved reserves and their present value are based upon various assumptions about future production levels, prices, and costs that may prove to be incorrect over time. Any significant variance from assumptions could result in the actual future net cash flows being materially different from the estimates.

GLOSSARY OF OIL AND GAS TERMS

The following are abbreviations and definitions of certain terms commonly used in the oil and gas industry and this document:

Bbl. One stock tank barrel, or 42 U.S. gallons liquid volume, used in reference to oil or other liquid hydrocarbons.

Bcf. One billion cubic feet of gas.

BOE. One stock tank barrel equivalent of oil, calculated by converting gas volumes to equivalent oil barrels at a ratio of 6 thousand cubic feet of gas to 1 barrel of oil.

BOPD. Barrels of oil per day.

Btu. British thermal unit. One British thermal unit is the amount of heat required to raise the temperature of one pound of water by one degree Fahrenheit.

Developed oil and gas reserves. Developed oil and gas reserves are reserves of any category that can be expected to be recovered: (i) through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and (ii) through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well.

Development project. A development project is the means by which petroleum resources are brought to the status of economically producible. As examples, the development of a single reservoir or field, an incremental development in a producing field or the integrated development of a group of several fields and associated facilities with a common ownership may constitute a development project.

Development well. A well drilled within the proved area of an oil or gas reservoir to the depth of a stratigraphic horizon known to be productive.

Differential. An adjustment to the price of oil or gas from an established spot market price to reflect differences in the quality and/or location of oil or gas.

Economically producible. The term economically producible, as it relates to a resource, means a resource which generates revenue that exceeds, or is reasonably expected to exceed, the costs of the operation. The value of the products that generate revenue shall be determined at the terminal point of oil and gas producing activities. The terminal point is generally regarded as the outlet valve on the lease or field storage tank.

Estimated ultimate recovery (EUR). Estimated ultimate recovery is the sum of reserves remaining as of a given date and cumulative production as of that date,

Exploratory well. A well drilled to find a new field or to find a new reservoir in a field previously found to be productive of oil or gas in another reservoir. Generally, an exploratory well is any well that is not a development well, an extension well, a service well or a stratigraphic test well.

Farmout. An assignment of an interest in a drilling location and related acreage conditional upon the drilling of a well on that location.

Gas. Natural gas.

MBbl. One thousand barrels of oil or other liquid hydrocarbons.

MBOE. One thousand BOE.

Mcf. One thousand cubic feet of gas.

Mcfd. One thousand cubic feet of gas per day

MMcfe. One million cubic feet of gas equivalent.

MMBOE. One million BOE.

MMBtu. One million British thermal units.

MMcf. One million cubic feet of gas.

NYMEX. New York Mercantile Exchange.

Oil. Crude oil, condensate and natural gas liquids.

Operator. The individual or company responsible for the exploration and/or production of an oil or gas well or lease.

Play. A geographic area with hydrocarbon potential.

Proved oil and gas reserves. Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for estimation. The project to extract the hydrocarbons must have commenced, or the operator must be reasonably certain that it will commence the project, within a reasonable time.

The area of the reservoir considered as proved includes all of the following: (i) the area identified by drilling and limited by fluid contacts, if any; and (ii) adjacent undrilled portions of the reservoir that can, with reasonable certainty, be judged to be continuous with it and to contain economically producible oil and gas on the basis of available geoscience and engineering data.

In the absence of data on fluid contacts, proved quantities in a reservoir are limited by the lowest known hydrocarbons as seen in a well penetration unless geoscience, engineering or performance data and reliable technology establish a lower contact with reasonable certainty.

Where direct observation from well penetrations has defined a highest known oil elevation and the potential exists for an associated gas cap, proved oil reserves may be assigned in the structurally higher portions of the reservoir only if geoscience, engineering or performance data and reliable technology establish the higher contact with reasonable certainty.

Reserves which can be produced economically through application of improved recovery techniques (including, but not limited to, fluid injection) are included in the proved classification when: (i) successful testing by a pilot project in an area of the reservoir with properties no more favorable than in the reservoir as a whole, the operation of an installed program in the reservoir or an analogous reservoir or other evidence using reliable technology establishes the reasonable certainty of the engineering analysis on which the project or program was based; and (ii) the project has been approved for development by all necessary parties and entities, including governmental entities.

Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the twelve-month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions.

Proved reserve additions. The sum of additions to proved reserves from extensions, discoveries, improved recovery, acquisitions and revisions of previous estimates.

Reserves. Reserves are estimated remaining quantities of oil and gas and related substances anticipated to be economically producible, as of a given date, by application of development projects to known

accumulations. In addition, there must exist, or there must be a reasonable expectation that there will exist, the legal right to produce or a revenue interest in the production, installed means of delivering oil and gas or related substances to market and all permits and financing required to implement the project. Reserves should not be assigned to adjacent reservoirs isolated by major, potentially sealing, faults until those reservoirs are penetrated and evaluated as economically producible. Reserves should not be assigned to areas that are clearly separated from a known accumulation by a non-productive reservoir (i.e., absence of reservoir, structurally low reservoir or negative test results). Such areas may contain prospective resources (i.e., potentially recoverable resources from undiscovered accumulations).

Reserve additions. Changes in proved reserves due to revisions of previous estimates, extensions, discoveries, improved recovery and other additions and purchases of reserves in-place.

Reserve life. A measure of the productive life of an oil and gas property or a group of properties, expressed in years.

Royalty interest. An interest in an oil and gas lease that gives the owner of the interest the right to receive a portion of the production from the leased acreage (or of the proceeds of the sale thereof), but generally does not require the owner to pay any portion of the costs of drilling or operating the wells on the leased acreage. Royalties may be either landowner's royalties, which are reserved by the owner of the leased acreage at the time the lease is granted, or overriding royalties, which are usually reserved by an owner of the leasehold in connection with a transfer to a subsequent owner.

Standardized measure. The present value, discounted at 10% per year, of estimated future net revenues from the production of proved reserves, computed by applying sales prices used in estimating proved oil and gas reserves to the year-end quantities of those reserves in effect as of the dates of such estimates and held constant throughout the productive life of the reserves and deducting the estimated future costs to be incurred in developing, producing and abandoning the proved reserves (computed based on year-end costs and assuming continuation of existing economic conditions). Future income taxes are calculated by applying the appropriate year-end statutory federal and state income tax rate with consideration of future tax rates already legislated, to pre-tax future net cash flows, net of the tax basis of the properties involved and utilization of available tax carryforwards related to proved oil and gas reserves.

SWD. Salt water disposal well

Undeveloped oil and gas reserves. Undeveloped oil and gas reserves are reserves of any category that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. Reserves on undrilled acreage shall be limited to those directly offsetting development spacing areas that are reasonably certain of production when drilled, unless evidence using reliable technology exists that establishes reasonable certainty of economic producibility at greater distances.

Undrilled locations can be classified as having undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances justify a longer time. Under no circumstances shall estimates for undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual projects in the same reservoir or an analogous reservoir, or by other evidence using reliable technology establishing reasonable certainty.

Working interest. An interest in an oil and gas lease that gives the owner of the interest the right to drill for and produce oil and gas on the leased acreage and requires the owner to pay a share of the costs of drilling and production operations.

References herein to the "Company", "we", "us" and "our" mean Tengasco, Inc.

PART I

ITEM 1. BUSINESS.

History of the Company

The Company was initially organized in Utah in 1916 under a name later changed to Onasco Companies, Inc. In 1995, the Company changed its name from Onasco Companies, Inc. by merging into Tengasco, Inc., a Tennessee corporation, formed by the Company solely for this purpose.

OVERVIEW

The Company is in the business of exploration for and production of oil and natural gas. The Company's primary area of oil exploration and production is in Kansas. The Company's primary area of gas production is the Swan Creek field in Tennessee.

The Company's wholly-owned subsidiary, Tengasco Pipeline Corporation ("TPC") owns and operates a 65-mile intrastate pipeline which it constructed to transport natural gas from the Company's Swan Creek Field to customers in Kingsport, Tennessee.

The Company's wholly-owned subsidiary, Manufactured Methane Corporation ("MMC") owns and operates treatment and delivery facilities using the latest developments in available treatment technologies for the extraction of methane gas from nonconventional sources for delivery through the nation's existing natural gas pipeline system, including the Company's pipeline system in Tennessee for eventual sale to natural gas customers.

The Company also has a management agreement with Hoactzin Partners, L.P. ("Hoactzin") to manage Hoactzin's oil and gas properties in the Gulf of Mexico offshore Texas and Louisiana (See "4. Management Agreement with Hoactzin"). As consideration for that agreement the Company obtained reimbursement from Hoactzin of a portion of salary and expenses for the Company's Vice President

Patrick McInturff, as well as an option to participate in production, development, and exploration activities in Hoactzin's properties in those areas. Peter E. Salas, the Chairman of the Board of Directors of the Company, is the controlling person of Hoactzin. He is also the sole shareholder and controlling person of Dolphin Management, Inc., the general partner of Dolphin Offshore Partners, L.P., which is the Company's largest shareholder.

General

1. The Kansas Properties

The Kansas Properties presently include 168 producing oil wells in central Kansas. Our management and staff have a great deal of Kansas exploration and production experience. We have onsite production management and field personnel working in Kansas.

In 2010, the Company continued to focus on both development drilling and to a lesser degree, exploration drilling. Many of the wells that were drilled, were on leases that are still in effect because they are being held by existing production. The leases provide for a landowner royalty of 12.5%. Some wells are subject to an overriding royalty interest from 0.5% to 9%. Other than such wells bearing overriding royalties, the Company maintains a 100% working interest in most of its older wells and any undrilled acreage in Kansas. The terms for most of the Company's newer leases in Kansas are from three to five years.

During 2010, the Company drilled 10 gross wells. The Company has a 100% working interest in 9 of the wells the company directly planned, but had only 17% of one well drilled in a partnership with a local Kansas Company that provided additional information for our use with our Trego county exploration project. The success rate was 5 producers and 4 dry holes for the 9 selected by the Company. The third party well was also dry, but has provided some additional information for use in our offsetting locations.

Kansas as a whole is of major significance to the Company. The majority of the Company's current reserve value, current production, revenue, and future development objectives are centered in the Company's ongoing interest in Kansas. By using 3-D seismic evaluation on existing locations owned by the Company in Kansas, the Company has added and continues to add proven direct offset locations.

A. Kansas Ten Well Drilling Program

On September 17, 2007, the Company entered into a ten well drilling program with Hoactzin, consisting of three wildcat wells and seven developmental wells to be drilled on the Company's Kansas Properties (the "Program"). Under the terms of the Program, Hoactzin paid the Company $400,000 for each producing well and $250,000 for each per dry hole. The terms of the Program also provided that Hoactzin would receive all the working interest in the producing wells, and would pay an initial fee to the Company of 25% of its working interest revenues net of operating expenses, referred to as a management fee. The fee paid to the Company by Hoactzin will increase to an 85% working interest when net revenues received by Hoactzin reach an agreed payout point of approximately 1.35 times Hoactzin's purchase price (the "Payout Point").

Nine of the ten wells in the program were completed as oil producers and during the 4th quarter 2010 had gross production of approximately 49 barrels per day in total. Hoactzin paid a total of $3.85 million (the "Purchase Price") for its interest in the Program resulting in the Payout Point being determined as $5.2 million. The Purchase Price paid by Hoactzin for its interest in the Program wells exceeded the Company's actual drilling cost of approximately $2.6 million for the ten wells by more than $1 million.

In 2010, the wells from the Program produced 20 MBbls of which 13 MBbls were net to Hoactzin. As of December 31, 2010, net revenues received by Hoactzin from the Program totaled $3.26 million which leaves a balance of $1.96 million until the Payout Point is reached.

Although production level of the Program wells will decline over time in accordance with expected decline curves, based on the drilling results of the Program wells to date and the current price of oil, the Program wells are now expected to reach the Payout Point by December 31, 2013. However, under the terms of the agreement reaching the Payout Point could be accelerated by applying 75% of the net profits Hoactzin receives from the methane extraction project developed by MMC at the Carter Valley, Tennessee landfill (the "Methane Project"), toward reaching the Payout Point. (The Methane Project is discussed in greater detail below.) The Methane Project net profits if applied would result in the Payout Point being achieved sooner.

As part of a series of transactions with Hoactzin relating to the Program and the Methane Project, on September 17, 2007 the Company entered into another agreement with Hoactzin providing that if the Program and the Methane Project in combination failed to return net revenues to Hoactzin equal to 25% of the Purchase Price by December 31, 2009, then Hoactzin had an option to exchange up to 20% of its net profits interest in the Methane Project for convertible preferred stock to be issued by the Company with a liquidation value equal to 20% of the Purchase Price less the net proceeds received at the time of any exchange. The conversion option would be set at issuance of the preferred stock at the then twenty business day trailing average closing price of Company stock on the NYSE Amex. This option was not available to Hoactzin at year-end 2009 because approximately 50% of the Purchase Price had already been returned to Hoactzin from revenues from the wells in the Program by the end of 2008. Hoactzin has a similar option each year after 2010 in which Hoactzin's then-unrecovered Purchase Price at the beginning of the year is not reduced 20% further by the end of that year, using the same conversion option calculation. The Company, however, may in any year make cash payment from any source in the amount required to prevent such an exchange option for preferred stock from arising. In addition, the conversion right is limited to a conversion of no more than 19% in the aggregate of the outstanding common shares of the Company. In the event Hoactzin's 75% net profits interest in the Methane Project were fully exchanged for preferred stock Hoactzin would retain no net profits interest in the Methane Project after the full exchange.

Under this exchange agreement, if no proceeds at all were received by Hoactzin through 2009 or in a later year (i.e. a worst-case scenario already impossible in view of the success of the Program), then Hoactzin would have an option to exchange 20% of its interest in the Methane Project beginning in 2011 and each year thereafter for preferred stock convertible at the trailing average price before each year's issuance of the preferred. The number of common shares into which the preferred stock could be converted cannot be currently calculated, because the conversion price is based on a future stock price.

However, as stated, net revenues received by Hoactzin from the wells in the Program through December 31, 2010 totaled $3.26 million leaving a balance of $0.6 million to reach the point at which no preferred stock can be issued to Hoactzin thus making it highly unlikely that any preferred stock will ever be issued to Hoactzin.

The Company further anticipates that at prices of about $80.00 per barrel of oil and $6.00 per Mcf of gas, and at currently expected sales levels of methane gas from the Methane Project that the balance of the unrecovered Purchase Price by Hoactzin may be fully recovered by Hoactzin by year-end 2011. If this occurs, the requirement to issue any preferred ceases to exist. If it does not occur, the Company believes it is highly unlikely that any obligation to issue preferred stock will arise under the terms of this agreement at any time in the future, because the production results in any future year should readily satisfy the small production levels required to prevent an optional preferred stock issuance from arising in any year.

B. Kansas Production

The Company's gross oil production in Kansas increased in 2010 from 2009 levels. In 2010, the Company produced 224 MBbls in Kansas compared to 217 MBbls in 2009. The ten wells that were polymered in 2010 produced 23 MBbl and the five new wells drilled in 2010 produced approximately 28 MBbl.

The capital projects undertaken by the Company in 2010 were funded from cash flow. The Company plans to be more active in 2011 as oil prices have increased. However, if future oil prices should decrease, it may cause the Company to reduce its anticipated 2011capital spending. The Company hedged 7,375 barrels of oil from January 2011 through July 2011 to minimize this effect.

2. The Tennessee Properties

In the early 1980's Amoco Production Company owned numerous acres of oil and gas leases in the Eastern Overthrust in the Appalachian Basin, including the area now referred to as the Swan Creek Field. Amoco successfully drilled two natural gas discovery wells in the Swan Creek Field to the Knox Formation. In the mid-1980's, however, development of this field was cost prohibitive due to a substantial decline in worldwide oil and gas prices which was further exacerbated by the high cost of constructing a necessary 23-mile pipeline to deliver gas from the Swan Creek Field to the closest market. In July 1995, the Company acquired the Swan Creek leases and began development of the field.

A. Swan Creek Pipeline Facilities

The Company's completed pipeline system is owned and operated by TPC and extends 65 miles from the Swan Creek Field to a meter station at Eastman Chemical Company's ("Eastman") plant in Kingsport, Tennessee. The pipeline system was built for a total cost of $16.4 million. At December 31, 2010, the net book value of the pipeline system was approximately $7.0 million. The net book value at December 31, 2010, includes a writedown of approximately $5.0 million recorded during 2010 which resulted from the Company's assessment that cash flows generated from the pipeline were insufficient to recover the pipeline's net book value. During the fourth quarter of 2010 the Company received expressions of interest from potential purchasers of the pipeline asset which were significantly below the asset's pre-writedown net book value of $12 million. These expressions of interest indicated that the carrying amount of the pipeline may not be recoverable.

B. Swan Creek Production and Development

The Company has concluded based on the results of previously drilled wells and seismic data that drilling new gas wells in the Swan Creek Field would not achieve any significant increase in daily gas production totals from the Field. Current wells in production in the Swan Creek Field would be capable of and would likely produce all the remaining reserves in that Field. As a result, the Company has not drilled any new gas wells in the Swan Creek Field since 2004.

Because no drilling for natural gas in the Knox formation in Swan Creek is anticipated in the future, the current production levels less decline are the sole value of natural gas reserves and production. The existing production from the current 15 wells producing natural gas are showing typical Appalachian production declines, which exhibit a long-lived nature but more modest volumes. The experienced decline in actual production levels from existing wells in the Swan Creek Field was expected and predictable. Although there can be no assurance, the Company expects these natural rates of decline in the future will be comparable to historical decline experienced over the 2009-2010 period.

During 2010, the Company had 15 producing gas wells and 6 producing oil wells in the Swan Creek Field. Gas sales from the Swan Creek Field during 2010 averaged 93 Mcfd compared to 124 Mcfd in 2009. Oil sales from the Swan Creek field during 2010 averaged 17 BOPD compared to 16 BOPD in 2009.

The Company continues to evaluate nearby properties for the purpose of exploring the rim of the Swan Creek anticline for Devonian Shale gas production. In 2008, a farmout agreement was signed between the Company and a potential drilling partner on a Company-owned lease in this area. This farmout was unsuccessful and resulted in no assignment of any of the Company's leasehold interest in these properties to any person. The Company may seek development of these properties with other industry partners as it remains possible that when more than one well is drilled, it may be economically feasible to treat (if necessary) the produced gas as required, and to construct gathering facilities necessary to connect to the Company's pipeline to bring the gas to market. To date no industry partners have been found by the Company to further explore these properties and no assurances can be made that such a partner can be found or that an agreement may be reached with such partner on terms acceptable to the Company.

3. Methane Project

On October 24, 2006, the Company signed a twenty-year Landfill Gas Sale and Purchase Agreement (the "Agreement") with BFI Waste Systems of Tennessee, LLC ("BFI"), an affiliate of Allied Waste Industries ("Allied"). In 2008, Allied merged into Republic Services, Inc. ("Republic"). The Company assigned its interest in the Agreement to MMC and provides that MMC will purchase the entire naturally produced gas stream being collected at the Carter Valley municipal solid waste landfill owned and operated by Republic in Church Hill, Tennessee serving the metropolitan area of Kingsport, Tennessee. Republic's facility is located about two miles from the Company's pipeline. The Company installed a proprietary combination of advanced gas treatment technology to extract the methane component of the purchased gas stream. Methane is the principal component of natural gas and makes up about half of the purchased raw gas stream by volume. The Company has constructed a pipeline to deliver the extracted methane gas to the Company's existing pipeline (the "Methane Project").

The total cost for the Methane Project, including pipeline construction, was approximately $4.5 million. The costs of the Methane Project were funded primarily by (a) the money received by the Company from Hoactzin to purchase its interest in the Ten Well Program which exceeded the Company's actual costs of drilling the wells in that Program by more than $1 million; (b) cash flow from the Company's operations; and (c) $0.8 million of the funds the Company borrowed under its then credit facility with Sovereign Bank of Dallas, Texas ("Sovereign Bank"). Methane gas produced by the project facilities was initially mixed in the Company's pipeline and delivered and sold to Eastman under the terms of the Company's natural gas purchase and sale agreement with Eastman. At current gas production rates in the landfill itself and expected extraction efficiencies, the Company estimates it has the capability to be able to produce and deliver about 400 Mcfd of methane sales gas. The gas supply from this landfill is projected to grow over the years as the underlying operating landfill continues to expand and generate additional naturally produced gas, and for several years following the closing of the landfill, estimated by Republic to occur in 2041. At December 31, 2009 Republic had estimated the landfill closure would occur in 2021. Gas production will continue in commercial quantities up to 10 years after closure of the landfill.

As part of the Methane Project agreement, the Company agreed to install a new force-main water drainage line for Republic, the landfill owner, in the same two-mile pipeline trench as the gas pipeline needed for the Project, reducing overall costs and avoiding environmental effects to private landowners resulting from multiple installations of pipeline. Republic paid the additional material costs for including the water line of approximately $0.7 million. As a certificated utility, the Company's pipeline subsidiary, TPC, required no additional permits for the gas pipeline construction.

Initial test volumes of methane were produced in late December 2008. During the first two months of 2009, Eastman was reviewing its current air quality permits with regard to MMC's methane production and deliveries did not occur during that review.

MMC declared startup of commercial operations on April 1, 2009. During the month of April, the facility produced and sold 14 MMcf of methane gas to Eastman and was online about 91% of the calendar month. System maintenance and landfill supply adjustments accounted for the remainder of the time. On May 1, 2009, Eastman advised MMC that it was suspending deliveries of the methane gas stream pending approval by the federal Environmental Protection Agency ("EPA") of Eastman's petition for inclusion of treated methane gas as natural gas within the meaning of the EPA's continuous emission monitoring rules applicable to Eastman's large boilers during the annual "smog season" beginning May 1st of each year. Although Eastman had begun seeking this approval in February, 2009, with the assistance of the Air Quality Department of the Tennessee Department of Environment and Conservation, the EPA had not acted by May 1, 2009. Eastman furnished to the EPA information provided by MMC that establishes that the methane gas stream is better fuel under the rule standards than even "natural" gas, which is technically defined in the smog season rules to include gas being "found in geologic formations beneath the earth's surface". Methane sales to Eastman were intended to resume upon EPA's formal approval of Eastman's petition or expansion of the regulatory definition, or both. Because approval was not received, MMC was forced to seek alternative markets for the methane gas stream.

The Company concluded an agreement for sale of the methane gas to Hawkins County Gas Utility, a local utility commencing August 1, 2009 on a month to month basis until either sales to Eastman may resume or other customers were located by the Company.

Effective September 1, 2009 the Company began sales of its Swan Creek gas production to Hawkins County Gas Utility District, because the physical mixing of Swan Creek natural gas with MMC's methane gas caused Eastman to suspend deliveries of both categories of gas as mixed.

On August 27, 2009, the Company entered into a five-year fixed price gas sales contract with Atmos Energy Marketing, LLC, ("AEM") in Houston, Texas, a nonregulated unit of Atmos Energy Corporation (NYSE: ATO) for the sale of the methane component of landfill gas produced by MMC at the Carter Valley Landfill. The agreement provides for the sale of up to 600 MMBtu per day. The contract was effective beginning with September 2009 gas production and ends July 31, 2014. The agreed contract price of over $6 per MMBtu was a premium to the then current five-year strip price for natural gas on the NYMEX futures market.

MMC's plant is capable of producing a daily average of about 400 MMBtu/day of methane from the Carter Valley landfill at the current raw gas volumes being generated underground and collected in Republic's piping and collection system. However, in order to produce 400 MMBtu, the plant needs to remain in operation for a full 24 hours per day. Daily production is less than 400 MMBtu on such days when the plant operates less than a full 24 hours, whether due to any equipment or collection system supply issue. The primary reason experienced for less-than-full-24-hour operation since April 2009 has been frequent spiking in the oxygen content in the raw gas collected by Republic and delivered to the plant, and not to equipment malfunctions in MMC's plant. Oxygen spikes shut down MMC's equipment for safety reasons as high oxygen gas is explosive in our treatment process. In mid-2010 the oxygen spikes increased from occasional spikes to an almost constant level of oxygen that caused longer downtime to our equipment. MMC's plant had minimal production of sales methane during the fourth quarter of 2010 of approximately 5,500 MMBTU of methane gas for an average of 60 MMBTU per day. The MMC plant had no production of sales methane during the third quarter 2010. During the second quarter in 2010, the facility produced approximately 27,000 MMBtu of methane, an average of 300 MMBtu per day. In the first quarter of 2010, the facility had produced about 19,600 MMBtu, an average of 220 MMBtu per day.

Low production in the second half of 2010 was primarily due to the effects of ongoing repairs being made by Republic to its gas collection system to prevent the oxygen intrusion which, as noted above, shuts down MMC's treatment facility to assure safety and reduce risk of explosion. However, water intrusion and weather related issues in July 2010 did cause MMC equipment shutdowns for repair through early August 2010 that also contributed to periods of low production. Those items were remedied by MMC in August 2010 and low production for the period September through December was due to collection system repair issues by Republic, and not MMC's equipment or other factors. Republic continues to make repairs to its collection system, but no assurances can be made concerning when the system repairs will be concluded. Until such time that the repairs are completed, the Company anticipates that only intermittent and minimal volumes will be produced.

On September 17, 2007, Hoactzin, simultaneously with subscribing to participate in the Ten Well Program (the "Program"), pursuant to a separate agreement with the Company was conveyed a 75% net profits interest in the Methane Project. Any net profits from the Methane Project, if received by Hoactzin, would be applied towards the determination of the Payout Point (as defined above) for the Ten Well Program. When the Payout Point is reached from either the revenues from the wells drilled in the Program or the Methane Project or a combination thereof, Hoactzin's net profits interest in the Methane Project will decrease to 7.5%. The agreed method of calculation of net profits takes into account specific costs and expenses as well as gross revenues for the project. As a result of the startup costs and ongoing operating expenses, and reduced production levels discussed above, no net profits as defined have been generated from project startup in April, 2009 through December 31, 2010 for payment to Hoactzin under the net profits interest conveyed. As of the date of this report, all payments applied to reaching the Payout Point have been generated from the Program.

4. Management Agreement with Hoactzin

The Company entered into a Management Agreement with Hoactzin on December 17, 2007. On that same date, the Company entered into an agreement with Charles Patrick McInturff employing him as a Vice-President of the Company. Pursuant to the Management Agreement with Hoactzin, Mr. McInturff's duties while he is employed as Vice-President of the Company will include the management on behalf of Hoactzin of its working interest in certain oil and gas properties owned by Hoactzin and located in the onshore Texas Gulf Coast, and offshore Texas and offshore Louisiana. As consideration for the Company entering into the Management Agreement, Hoactzin agreed that it will reimburse the Company for one-half of Mr. McInturff's salary, as well as certain other benefits he receives during his employment by the Company. In further consideration for the Company's agreement to enter into the Management Agreement, Hoactzin granted to the Company on a dollar for dollar cost basis an option to participate in up to a 15% working interest, in any new drilling or workover activities undertaken on Hoactzin's managed properties during the term of the Management Agreement. During 2009, the Company participated in an unsuccessful workover on West Delta 62 and spent $0.2 million or 15% of the total workover cost. The Company was able to recoup approximately one third of the cost prior to the well ceasing production. The Company did not participate in any additional projects and does not expect to participate in any future projects. The term of the Management Agreement ends on the earlier of the date Hoactzin conveys its interest in its managed properties or five years (December 2012).

The Company became the operator of certain properties owned by Hoactzin in connection with the Management Agreement. The Company obtained from IndemCo, over time, bonds in the face amount of approximately $10.7 million for the purpose of covering plugging and abandonment obligations for operated properties located in federal offshore waters in favor of both the Minerals Management Service and certain private parties. In connection with the issuance of these bonds, the Company entered into a Payment and Indemnity Agreement with IndemCo that guarantees payment of any bonding liabilities incurred by IndemCo. Dolphin Direct Equity Partners, LP co-signed the Payment and Indemnity Agreement, thereby becoming jointly and severally liable with the Company for the obligations to IndemCo and also provided $6.5 million in collateral in the form of cash and a letter of credit to IndemCo. Dolphin Direct Equity Partners is a private equity fund controlled by Peter E. Salas that has a significant economic interest in Hoactzin.

As operator, the Company has routinely contracted in its name for goods and services with vendors in connection with its operation of the Hoactzin properties. In practice, Hoactzin pays directly these invoices for goods and services that are contracted in the Company's name. At December 31, 2009, no vendor payables related to the Management Agreement were recorded by the Company because the amounts were insignificant. During late 2009 and early 2010, Hoactzin undertook several significant operations, for which the Company contracted in the ordinary course. Payables related to these and ongoing operations remained outstanding at the end of 2010 in the amount of $0.99 million. Because this amount is material, the Company has recorded the Hoactzin-related payables and the corresponding receivable from Hoactzin as of December 31, 2010 in its Consolidated Balance Sheets under "Accounts payable – other" and "Accounts receivable – related party". As a result of the operations performed in late 2009 and early 2010, Hoactzin currently has significant past due balances to several vendors, a portion of which are included on the Company's balance sheet. No Tengasco funds have been advanced by Tengasco to pay any obligations of Hoactzin. No borrowing capability of Tengasco has been or is expected to be used, by the Company in connection with its obligations under the Management Agreement. Hoactzin's obligations to vendors reflected in the account receivable from Hoactzin in the Company's filings have been reduced by Hoactzin from approximately $1.71 million at March 31, 2010 to $1.56 million at June 30, 2010 to $1.24 million at September 30, 2010 to $0.99 million at December 31, 2010, and the Company expects that Hoactzin will fully satisfy these obligations with its own resources. The Management Agreement terminates at the earlier of the date of sale, if any, by Hoactzin of its managed properties, or December 2012.

5. Other Areas of Development

The Company is continuing to review and analyze potential acquisitions of additional existing oil and gas production in areas of Kansas, Oklahoma, and Texas. Whether the Company will proceed with any such acquisition it deems appropriate will be dependent on a number of factors, including available financing, oil and gas prices, acquisition prices, etc. Future economic conditions, including any sharp decline in oil prices, will have an adverse impact on the Company's ability to acquire additional properties as it will reduce the Company's cash flows and borrowing base. Accordingly, there is no assurance that a suitable property will become available or even if such property becomes available that terms will be established leading to a completion of such a purchase.

The Company has evaluated other geological structures in the East Tennessee area that are similar to the Swan Creek Field. While these areas are of interest, and may be further evaluated at some future time, based on its review to date the Company does not currently intend to actively explore these areas with its own funds. The Company may consider entering into partnerships where further exploration and drilling costs can be largely borne by third parties. There can be no assurances that any third party would participate in a drilling program in these structures, that any of these prospects will be drilled, and if they were drilled that they would result in commercial production.

The Company also intends to establish and explore all business opportunities for connection of the pipeline system owned by the Company's subsidiary TPC to other sources of natural gas or gas produced from non-conventional sources so that revenues from third parties for transportation of gas across the pipeline system may be generated. Although no assurances can be made, such connections may also enable the Company to purchase natural gas from other sources and to then market natural gas to new customers in the Kingsport, Tennessee area at retail rates under a franchise agreement already granted to the Company by the City of Kingsport, subject to approval by the Tennessee Regulatory Authority.

The Company also intends to continue to explore other opportunities such as its Methane Project in Church Hill, Tennessee to obtain natural gas or substitutes for natural gas from non-conventional sources if such gas can be economically treated and tendered in commercial volumes for transportation not only through the Company's existing pipeline system but by other delivery mechanisms and through other interstate or intrastate pipelines or local distribution companies for the purposes of supplementing the Company's revenues from the sale of the methane gas produced by these projects.

Governmental Regulations

The Company is subject to numerous state and federal regulations, environmental and otherwise, that may have a substantial negative effect on its ability to operate at a profit. For a discussion of the risks involved as a result of such regulations, see, "Effect of Existing or Probable Governmental Regulations on Business and Costs and Effects of Compliance with Environmental Laws" hereinafter in this section.

Principal Products or Services and Markets

The principal markets for the Company's crude oil are local refining companies. The principal markets for the Company's natural gas and methane production are local utilities, private industry end-users, and gas marketing companies.

Gas production from the Swan Creek Field can presently be delivered through the Company's completed pipeline to the Powell Valley Utility District in Hancock County, Hawkins County Gas Utility, Eastman and BAE in Sullivan County, other industrial customers in the Kingsport area, as well as gas marketing companies. The Company has acquired all necessary regulatory approvals and necessary property rights for the pipeline system. The Company's pipeline can provide transportation service not only for gas produced from the Company's wells, but also for small independent producers in the local area as well or other pipelines that may be connected to the Company's pipeline in the future.

At present, crude oil produced by the Company in Kansas is sold at or near the wells to Coffeyville Resources Refining and Marketing; LLC ("Coffeyville Refining") in Kansas City, Kansas and to National Cooperative Refinery Association ("NCRA") in McPherson, Kansas. Both Coffeyville Refining and NCRA are solely responsible for transportation to their refineries of the oil they purchase. The Company may sell some or all of its production to one or more additional refineries in order to maximize revenues as purchases prices offered by the refineries fluctuate from time to time. Crude oil produced by the Company in Tennessee is sold to the Ashland Refinery in Kentucky and is transported to the refinery by contracted truck delivery at the Company's expense.

Drilling Equipment

The Company does not currently own a drilling rig or any related drilling equipment. The Company obtains drilling services as required from time to time from various companies as available in the Swan Creek Field area and various drilling contractors in Kansas.

Distribution Methods of Products or Services

Crude oil is normally delivered to refineries in Tennessee and Kansas by tank truck and natural gas is distributed and transported by pipeline.

Competitive Business Conditions, Competitive Position in the Industry and Methods of Competition

The Company's contemplated oil and gas exploration activities in the States of Tennessee and Kansas will be undertaken in a highly competitive and speculative business atmosphere. In seeking any other suitable oil and gas properties for acquisition, the Company will be competing with a number of other companies, including large oil and gas companies and other independent operators with greater financial resources. Management does not believe that the Company's competitive position in the oil and gas industry will be significant as the Company currently exists.

The Company has numerous competitors in the State of Tennessee that are in the business of exploring for and producing oil and natural gas in Kentucky and East Tennessee areas. Some of these companies are larger than the Company and have greater financial resources. These companies are in competition with the Company for lease positions in the known producing areas in which the Company currently operates, as well as other potential areas of interest.

There are numerous producers in the area of the Kansas Properties. Some of these companies are larger than the Company and have greater financial resources.

Although management does not foresee any difficulties in procuring contracted drilling rigs, several factors, including increased competition in the area, may limit the availability of drilling rigs, rig operators and related personnel and/or equipment in the future. Such limitations would have a natural adverse impact on the profitability of the Company's operations.

The Company anticipates no difficulty in procuring well drilling permits in any state. They are usually issued within one week of application. The Company generally does not apply for a permit until it is actually ready to commence drilling operations.

The prices of the Company's products are controlled by the world oil market and the United States natural gas market. Thus, competitive pricing behaviors are considered unlikely; however, competition in the oil and gas exploration industry exists in the form of competition to acquire the most promising acreage blocks and obtaining the most favorable process for transporting the product.

Sources and Availability of Raw Materials

Excluding the development of oil and gas reserves and the production of oil and gas, the Company's operations are not dependent on the acquisition of any raw materials.

Dependence on One or a Few Major Customers

At present, crude oil from the Kansas Properties is being purchased at the well and trucked by Coffeyville Refining and NCRA, which are responsible for transportation of the crude oil purchased. The Company may sell some or all of its production to one or more additional refineries in order to maximize revenues as purchase prices offered by the refineries fluctuate from time to time.

The Company is presently dependent upon a small number of customers for the sale of gas from the Swan Creek Field and the Methane Project. These customers are principally gas marketing companies, utility districts, and industrial customers in the Kingsport area with which the Company may enter into gas sales contracts.

Patents, Trademarks, Licenses, Franchises, Concessions, Royalty Agreements or Labor Contracts, Including Duration

On October 19, 2010, the Company's subsidiary MMC was granted United States Patent No. 7,815,713 for Landfill Gas Purification Method and System, pursuant to application filed January 10, 2007. The patent term is for twenty years from filing date plus adjustment period of 595 days due to the length of the review process resulting in grant of the patent. The patent is for the process designed and utilized by MMC at the Carter Valley landfill facility. The patent may result in a competitive advantage to MMC in seeking new projects, and in the receipt of licensing fees for other projects that may be using or wish to use the process in the future. However, the limited number of high Btu projects currently existing and operated by others, the variety of processes available for use in high Btu projects, and the effects of current gas markets and decreasing or inapplicable green energy incentives for such projects in combination cause the materiality of any licensing opportunity presented by the patent to be difficult to determine or estimate, and thus the licensing fees from the patent, if any are received, may not be material to the Company's overall results of operations.

Need For Governmental Approval of Principal Products or Services

None of the principal products offered by the Company require governmental approval, although permits are required for drilling oil or gas wells. In addition the transportation service offered by TPC is subject to regulation by the Tennessee Regulatory Authority to the extent of certain construction, safety, tariff rates and charges, and nondiscrimination requirements under state law. These requirements are typical of those imposed on regulated common carriers or utilities in the State of Tennessee or in other states. TPC presently has all required tariffs and approvals necessary to transport natural gas to all customers of the Company.

The City of Kingsport, Tennessee has enacted an ordinance granting to TPC a franchise for twenty years (expires June 20, 2020) to construct, maintain and operate a gas system to import, transport, and sell natural gas to the City of Kingsport and its inhabitants, institutions and businesses for domestic, commercial, industrial and institutional uses. This ordinance and the franchise agreement it authorizes also require approval of the Tennessee Regulatory Authority under state law. The Company will not initiate the required approval process for the ordinance and franchise agreement until such time that it can supply gas to the City of Kingsport. Although the Company anticipates that regulatory approval would be granted, there can be no assurances that it would be granted, or that such approval would be granted in a timely manner, or that such approval would not be limited in some manner by the Tennessee Regulatory Authority.

Effect of Existing or Probable Governmental Regulations on Business

Exploration and production activities relating to oil and gas leases are subject to numerous environmental laws, rules and regulations. The Federal Clean Water Act requires the Company to construct a fresh water containment barrier between the surface of each drilling site and the underlying water table. This involves the insertion of steel casing into each well, with cement on the outside of the casing. The Company has fully complied with this environmental regulation, the cost of which is approximately $10,000 per well.

The State of Tennessee also requires the posting of a bond to ensure that the Company's wells are properly plugged when abandoned. A separate $2,000 bond is required for each well drilled. The Company currently has the requisite amount of bonds in effect.

As part of the Company's purchase of the Kansas Properties, the Company acquired a statewide permit to drill in Kansas. Applications under such permit are applied for and issued within one to two weeks prior to drilling. At the present time, the State of Kansas does not require the posting of a bond either for permitting or to insure that the Company's wells are properly plugged when abandoned. All of the wells in the Kansas Properties have all permits required and the Company believes that it is in compliance with the laws of the State of Kansas.

The Company's exploration, production and marketing operations are regulated extensively at the federal, state and local levels. The Company has made and will continue to make expenditures in its efforts to comply with the requirements of environmental and other regulations. Further, the oil and gas regulatory environment could change in ways that might substantially increase these costs.

These regulations affect the Company's operations and limit the quantity of hydrocarbons it may produce and sell. Other regulated matters include marketing, pricing, transportation and valuation of royalty payments.

The Company's operations are also subject to numerous and frequently changing laws and regulations governing the discharge of materials into the environment or otherwise relating to environmental protection. The Company owns or leases, and has in the past owned or leased, properties that have been used for the exploration and production of oil and gas and these properties and the wastes disposed on these properties may be subject to the Comprehensive Environmental Response, Compensation and Liability Act, the Oil Pollution Act of 1990, the Resource Conservation and Recovery Act, the Federal Water Pollution Control Act and analogous state laws. Under such laws, the Company could be required to remove or remediate previously released wastes or property contamination.

Laws and regulations protecting the environment have generally become more stringent and, may in some cases, impose "strict liability" for environmental damage. Strict liability means that the Company may be held liable for damage without regard to whether it was negligent or otherwise at fault. Environmental laws and regulations may expose the Company to liability for the conduct of or conditions caused by others or for acts that were in compliance with all applicable laws at the time they were performed. Failure to comply with these laws and regulations may result in the imposition of administrative, civil and criminal penalties.

While management believes that the Company's operations are in substantial compliance with existing requirements of governmental bodies, the Company's ability to conduct continued operations is subject to satisfying applicable regulatory and permitting controls. The Company's current permits and authorizations and ability to get future permits and authorizations may be susceptible, on a going forward basis, to increased scrutiny, greater complexity resulting in increased costs or delays in receiving appropriate authorizations.

The Company's Board of Directors has adopted resolutions to form an Environmental Response Policy and Emergency Action Response Policy Program. A plan was adopted which provides for the erection of signs at each well and at strategic locations along the pipeline containing telephone numbers of the Company's office. A list is maintained at the Company's office and at the home of key personnel listing phone numbers for fire, police, emergency services and Company employees who will be needed to deal with emergencies.

The foregoing is only a brief summary of some of the existing environmental laws, rules and regulations to which the Company's business operations are subject, and there are many others, the effects of which could have an adverse impact on the Company. Future legislation in this area will no doubt be enacted and revisions will be made in current laws. No assurance can be given as to that affect these present and future laws, rules and regulations will have on the Company's current and future operations.

Research and Development

None.

Number of Total Employees and Number of Full-Time Employees

The Company presently has 29 full time employees and no part-time employees.

Executive Officers of the Registrant

Identification of Executive Officers

The following table sets forth the names of all current executive officers of the Company. These persons will serve until their successors are elected or appointed and qualified, or their prior resignations or terminations.

Name	Positions Held	Date of Initial Election of Designation
Jeffrey R. Bailey	Chief Executive Officer[1]	6/17/2002
Charles Patrick McInturff	Vice-President	12/18/2007
Cary V. Sorensen	Vice-President; General Counsel; Secretary	7/09/1999
Michael J. Rugen	Chief Financial Officer	9/28/2009

Business Experience[2]

Charles Patrick McInturff is 58 years old. Mr. McInturff received a Bachelor of Science Degree in Civil Engineering from Texas A&M University in 1975. He is a Registered Professional Engineer from Texas and a member of the Society of Petroleum Engineers. Before joining the Company he was Vice President of Operations of Capco Offshore, Inc. and related companies in Houston from October 2006 until December 2007 responsible for managing and supervising offshore operations and workovers and identification and evaluation of drilling and workover candidates.

[1] Mr. Bailey is also a director of the Company.

[2] The background and business experience of Jeffrey R. Bailey is incorporated by reference from the section entitled "Proposal No. 1. Election of Directors" in the Company's Proxy Statement for the Company's 2011 Annual Meeting of Stockholders.

From 1991 to 2006, he was employed by Ryder Scott Company in Houston performing reservoir studies including determination of oil, gas, condensate and plant product reserves, enhanced recovery and oil and gas property appraisal. For most of the period from 1978 to 1991, he worked in various petroleum engineering positions at Union Texas Petroleum Corp. in Midland and Houston, Texas, and Karachi, Pakistan and was responsible for surveillance and engineering on primary and secondary recovery projects as well as design and field supervision of workovers, pressure-transient tests and completions both onshore and offshore. During that time period he also worked for Global Natural Resources from 1983 to 1986 as senior operations engineer responsible for all engineering activities. From 1981 to 1983 he was employed by Belco Petroleum performing reservoir engineering duties including field studies, economic evaluation, reserves estimation, and initiating major field studies on waterflood projects in southwestern Wyoming and West Texas. Mr. McInturff was employed by Exxon Co. USA from 1975 to 1978 primarily with the reservoir engineering group in Midland, Texas performing drilling engineering duties including cost estimation, AFE preparation, drilling programs and field supervision. He was responsible for the surveillance of fifteen Permian Basin oil and gas fields in west Texas using both primary and secondary recovery techniques. On December 18, 2007, he was appointed to serve as Vice-President of the Company.

Cary V. Sorensen is 62 years old. He is a 1976 graduate of the University of Texas School of Law and has undergraduate and graduate degrees from North Texas State University and Catholic University in Washington, D.C. Prior to joining the Company in July 1999, he had been continuously engaged in the practice of law in Houston, Texas relating to the energy industry since 1977, both in private law firms and a corporate law department, serving for seven years as senior counsel with the oil and gas litigation department of a Fortune 100 energy corporation in Houston before entering private practice in June, 1996. He has represented virtually all of the major oil companies headquartered in Houston as well as local distribution companies and electric utilities in a variety of litigated and administrative cases before state and federal courts and agencies in nine states. These matters involved gas contracts, gas marketing, exploration and production disputes involving royalties or operating interests, land titles, oil pipelines and gas pipeline tariff matters at the state and federal levels, and general operation and regulation of interstate and intrastate gas pipelines. He has served as General Counsel of the Company since July 9, 1999.

Michael J. Rugen is 50 years old and was named Chief Financial Officer of the Company in September 2009. He is a certified public accountant (Texas) with over 27 years of experience in exploration and production and oilfield service. Prior to joining the Company, Mr. Rugen spent 2 years as Vice President of Accounting and Finance for Nighthawk Oilfield Services. From 2001 to June 2007, he was a Manager/Sr. Manager with UHY Advisors, primarily responsible for managing internal audit and Sarbanes-Oxley 404 engagements for various oil and gas clients. In 1999 and 2000, Mr. Rugen provided finance and accounting consulting services with Jefferson Wells International. From 1982 to 1998, Mr. Rugen held various accounting and management positions at BHP Petroleum, with accounting responsibilities for onshore and offshore US operations as well as operations in Trinidad and Bolivia. Mr. Rugen earned a Bachelor of Science in Accounting in 1982 from Indiana University.

Code of Ethics

The Company's Board of Directors has adopted a Code of Ethics that applies to the Company's financial officers and executives officers, including its Chief Executive Officer and Chief Financial Officer. The Company's Board of Directors has also adopted a Code of Conduct and Ethics for Directors, Officers and Employees. A copy of these codes can be found at the Company's internet website at www.tengasco.com. The Company intends to disclose any amendments to its Codes of Ethics, and any waiver from a provision of the Code of Ethics granted to the Company's President, Chief Financial Officer or persons performing similar functions, on the Company's internet website within five business days following such amendment or waiver. A copy of the Code of Ethics can be obtained free of charge by writing to Cary V. Sorensen, Secretary, Tengasco, Inc., 11121 Kingston Pike, Suite E, Knoxville, TN 37934.

Available Information

The Company is a reporting company, as that term is defined under the Securities Acts, and therefore files reports, including Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K such as this Report, proxy information statements and other materials with the Securities and Exchange Commission ("SEC"). You may read and copy any materials the Company files with the SEC at the SEC's Public Reference Room at 100 F Street, NE, Washington D.C. 20549 upon payment of the prescribed fees. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

In addition, the Company is an electronic filer and files its Reports and information with the SEC through the SEC's Electronic Data Gathering, Analysis and Retrieval system ("EDGAR"). The SEC maintains a website that contains reports, proxy and information statements and other information regarding issuers that file electronically through EDGAR with the SEC, including all of the Company's filings with the SEC. The address of that site is www.sec.gov.

The Company's website is located at www.tengasco.com. On the home page of the website, you may access, free of charge, the Company's Annual Report on Form 10-K. Under the Investor Information /SEC filings tab you will find the Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, Section 16 filings (Form 3, 4 and 5) and any amendments to those reports as reasonably practicable after the Company electronically files such reports with the SEC. The information contained on the Company's website is not part of this Report or any other report filed with the SEC.

ITEM 1A. RISK FACTORS

In addition to the other information included in this Form 10-K, the following risk factors should be considered in evaluating the Company's business and future prospects. The risk factors described below are not exhaustive and you are encouraged to perform your own investigation with respect to the Company and its business. You should also read the other information included in this Form 10-K, including the financial statements and related notes.

The Company's indebtedness, the current global recession, and disruption in the domestic and global financial markets could have an adverse effect on the Company's operating results and financial condition.

As of December 31, 2010, the outstanding principal amount of the Company's indebtedness to F&M Bank & Trust Company ("F&M Bank") was approximately $9.5 million. The level of indebtedness, coupled with domestic and global economic conditions, the associated volatility of energy prices, and the levels of disruption and continuing relative illiquidity in the credit markets may, if continued for an extended period, have several important and adverse consequences on the Company's business and operations. For example, any one or more of these factors could (i) make it difficult for the Company to service or refinance its existing indebtedness; (ii) increase the Company's vulnerability to additional adverse changes in economic and industry conditions; (iii) require the Company to dedicate a substantial portion or all of its cash flow from operations and proceeds of any debt or equity issuances or asset sales to pay or provide for its indebtedness; (iv) limit the Company's ability to respond to changes in our businesses and the markets in which we operate; (v) place the Company at a disadvantage to our competitors that are not as highly leveraged; or (vi) limit the Company's ability to borrow money or raise equity to fund our working capital, capital expenditures, acquisitions, debt service requirements, investments, general corporate activity or other financing needs. The Company continues to closely monitor the disruption in the global financial and credit markets, as well as the significant volatility in the market prices for oil and natural gas. As these events unfold, the Company will continue to evaluate and respond to any impact on Company operations. The Company has and will continue to adjust its drilling plans and capital expenditures as necessary. However, external financing in the capital markets may not be readily available, and without adequate capital resources, the Company's drilling and other activities may be limited and the Company's business, financial condition and results of operations may suffer. Additionally, in light of the credit markets and the volatility in pricing for oil and natural gas, the Company's ability to enter into future beneficial relationships with third parties for exploration and production activities may be limited, and as a result, may have an adverse effect on current operational strategy and related business initiatives.

As of September 30, 2009, the Company was out of compliance on the Leverage Ratio and Interest Coverage Ratio covenants under the credit facility. The Company was in compliance with the remaining financial covenants. The noncompliance occurred primarily as a result of the low commodity prices in the last quarter of 2008 and first and second quarters of 2009 that are included in the covenant compliance calculations. The Company received a waiver for noncompliance of these covenants for the quarter ended September 30, 2009. There can be no assurances that the Company will receive a waiver for noncompliance of covenants should future instances occur.

Agreements Governing the Company's Indebtedness may Limit the Company's Ability to Execute Capital Spending or to Respond to Other Initiatives or Opportunities as they May Arise.

Because the availability of borrowings by the Company under the terms of the Company's amended and restated credit facility with F&M Bank is subject to an upper limit of the borrowing base as determined by the lender's calculated estimated future cash flows from the Company's oil and natural gas reserves, the Company expects any sharp decline in the pricing for these commodities, if continued for any extended period, would very likely result in a reduction in the Company's borrowing base. A reduction in the Company's borrowing base could be significant and as a result, would not only reduce the capital available to the Company but may also require repayment of principal to the lender under the terms of the facility. Additionally, the terms of the Company's amended and restated credit facility with F&M Bank restrict the Company's ability to incur additional debt. The credit facility contains covenants and other restrictions customary for oil and gas borrowing base credit facilities, including limitations on debt, liens, and dividends, voluntary redemptions of debt, investments, and asset sales. In addition, the credit facility requires that the Company maintain compliance with certain financial tests and financial covenants. If future debt financing is not available to the Company when required as a result of limited access to the credit markets or otherwise, or is not available on acceptable terms, the Company may be unable to invest needed capital for drilling and exploration activities, take advantage of business opportunities, respond to competitive pressures or refinance maturing debt. In addition, the Company may be forced to sell some of the Company's assets on an untimely basis or under unfavorable terms. Any of these results could have a material adverse effect on the Company's operating results and financial conditions.

The Company's Borrowing Base Under its Credit Facility May be Reduced by the Lender.

The borrowing base under the Company's revolving credit facility will be determined from time to time by the lender, consistent with its customary natural gas and crude oil lending practices. Reductions in estimates of the Company's natural gas and crude oil reserves could result in a reduction in the Company's borrowing base, which would reduce the amount of financial resources available under the Company's revolving credit facility to meet its capital requirements. Such a reduction could be the result of lower commodity prices or production, inability to drill or unfavorable drilling results, changes in natural gas and crude oil reserve engineering, the lender's inability to agree to an adequate borrowing base or adverse changes in the lenders' practices regarding estimation of reserves.

If either cash flow from operations or the Company's borrowing base decreases for any reason, the Company's ability to undertake exploration and development activities could be adversely affected.

As a result, the Company's ability to replace production may be limited. In addition, if the borrowing base is reduced, it would be required to pay down its borrowings under the revolving credit facility so that outstanding borrowings do not exceed the reduced borrowing base. This requirement could further reduce the cash available to the Company for capital spending and, if the Company did not have sufficient capital to reduce its borrowing level, could cause the Company to default under its revolving credit facility

The Company's Credit Facility is Subject to Variable Rates of Interest, Which Could Negatively Impact the Company.

Borrowings under the Company's credit facility with F&M Bank are at variable rates of interest and expose the Company to interest rate risk. If interest rates increase, the Company's debt service obligations on the variable rate indebtedness would increase even though the amount borrowed remained the same, and the Company's income and cash flows would decrease. The Company's credit facility agreement contains certain financial covenants based on the Company's performance. If the Company's financial performance results in any of these covenants being violated, F&M Bank may choose to require repayment of the outstanding borrowings sooner than currently required by the agreement.

Declines in Oil or Gas Prices Have and Will Materially Adversely Affect the Company's Revenues.

The Company's financial condition and results of operations depend in large part upon the prices obtainable for the Company's oil and natural gas production and the costs of finding, acquiring, developing and producing reserves. As seen in 2008, 2009 and 2010 prices for oil and natural gas are subject to extreme fluctuations in response to changes in supply, market uncertainty and a variety of additional factors that are beyond the Company's control. These factors include worldwide political instability (especially in the Middle East and other oil producing regions), the foreign supply of oil and gas, the price of foreign imports, the level of drilling activity, the level of consumer product demand, government regulations and taxes, the price and availability of alternative fuels speculating activities in the commodities markets and the overall economic environment. For example, during 2008, the price for oil was extremely volatile. In July 2008, the price of oil which had reached a record high of $147 per barrel had declined to approximately $35 per barrel by December 2008. During 2009, oil prices ranged from a low of $34 per barrel in February 2009 to a high of $81 per barrel in October 2009. During 2010 oil prices ranged from a low of $65 per barrel in May 2010 to a high of $91 per barrel in December 2010. The Company's operations are substantially adversely impacted as oil prices decline. Lower prices dramatically affect the Company's revenues from its drilling operations. Further, drilling of new wells, development of the Company's leases and acquisitions of new properties are also adversely affected and limited. As a result, the Company's potential revenues from operations as well as the Company's proved reserves may substantially decrease from levels achieved during the period when oil prices were much higher. There can be no assurances as to the future prices of oil or gas. A substantial or extended decline in oil or gas prices would have a material adverse effect on the Company's financial position, results of operations, quantities of oil and gas that may be economically produced, and access to capital. Oil and natural gas prices have historically been and are likely to continue to be volatile. This volatility makes it difficult to estimate with precision the value of producing properties in acquisitions and to budget and project the return on exploration and development projects involving the Company's oil and gas properties. In addition, unusually volatile prices often disrupt the market for oil and gas properties, as buyers and sellers have more difficulty agreeing on the purchase price of properties.

Risk in Rates of Oil and Gas Production, Development Expenditures, and Cash Flows May Have a Substantial Impact on the Company's Finances.

Projecting the effects of commodity prices on production, and timing of development expenditures include many factors beyond the Company's control. The future estimates of net cash flows from the Company's proved and other reserves and their present value are based upon various assumptions about future production levels, prices, and costs that may prove to be incorrect over time. Any significant variance from assumptions could result in the actual future net cash flows being materially different from the estimates, which would have a significant impact on the Company's financial position.

The Company has a History of Significant Losses.

During the early stages of the development of its oil and gas business the Company had a history of significant losses from operations, in particular its development of the Swan Creek Field, and has an accumulated deficit of $30.2 million as of December 31, 2010. Although management has substantially reduced its cash operating expenses, these losses have had a material adverse impact on the operations of the Company's business. The Company was profitable in 2006 and 2007. In 2008, the Company had an operating profit before ceiling test write down of $4.8 million, but due to a non-cash ceiling limitation writedown of $11.6 million ($7.7 million net of tax effects), the Company recorded a net income of $0.2 million. In 2009, the Company also recorded a net loss of $2.0 million. In 2010, the Company had a profit before pipeline impairment of $1.3 million, but due to a non-cash pipeline impairment of $5 million ($3.0 million net of tax effects) the Company recorded a net loss of $1.7 million. The Company also recorded a $0.6 million non-cash unrealized gain on derivatives ($0.4 million net of tax effects). Net of both the non-cash impairment and the non-cash unrealized gain on derivatives the Company would have recorded an adjusted net income of $0.9 million. In the event the Company experiences losses in the future, those losses may curtail the Company's development and operating activities.

The Company's Oil and Gas Operations Involve Substantial Cost and are Subject to Various Economic Risks.

The Company's oil and gas operations are subject to the economic risks typically associated with exploration, development, and production activities, including the necessity of making significant expenditures to locate or acquire new producing properties or to drill exploratory and developmental wells. In conducting exploration and development activities, the presence of unanticipated pressure or irregularities in formations, miscalculations, and accidents may cause the Company's exploration, development, and production activities to be unsuccessful. This could result in a total loss of the Company's investment in such well(s) or property. In addition, the cost of drilling, completing and operating wells is often uncertain.

The Company's Failure to Find or Acquire Additional Reserves Will Result in the Decline of the Company's Reserves Materially From Their Current Levels.

The rate of production from the Company's Kansas oil and Tennessee oil and natural gas properties generally declines as reserves are depleted. Except to the extent that the Company either acquires additional properties containing proved reserves, conducts successful exploration and development drilling, or successfully applies new technologies or identifies additional behind-pipe zones or secondary recovery reserves, the Company's properties proved reserves will decline materially as production from these properties continues. The Company's future oil and natural gas production is therefore highly dependent upon the level of success in acquiring or finding additional reserves or other alternative sources of production. Any decline in oil prices and any prolonged period of lower prices will adversely impact the Company's future reserves since the Company is less likely to acquire additional producing properties during such periods. The lower oil prices have a chilling effect on new drilling and development as such activities become far less likely to be profitable. Thus, any acquisition of new properties poses a greater risk to the Company's financial conditions as such acquisitions may be commercially unreasonable.

In addition, the Company's drilling for oil and natural gas may involve unprofitable efforts not only from dry wells but also from wells that are productive but do not produce sufficient volumes to be commercially profitable after deducting drilling, operating, and other costs. In addition, wells that are profitable may not achieve a targeted rate of return. The Company relies on seismic data and other technologies in identifying prospects and in conducting exploration activities. The seismic data and other technologies used do not allow the Company to know conclusively prior to drilling a well whether oil or natural gas is present or may be produced economically.

The ultimate costs of drilling, completing, and operating a well can adversely affect the economics of a project. Further drilling operations may be curtailed, delayed or canceled as a result of numerous factors, including unexpected drilling conditions, title problems, pressure or irregularities in formations, equipment failures, accidents, adverse weather conditions, environmental and other governmental requirements and the cost of, or shortages or delays in the availability of drilling rigs, equipment, and services.

The Company's Reserve Estimates May Be Subject to Other Material Downward Revisions.

The Company's oil reserve estimates or gas reserve estimates may be subject to material downward revisions for additional reasons other than the factors mentioned in the previous risk factor entitled "The Company's Failure to Find or Acquire Additional Reserves Will Result in the Decline of the Company's Reserves Materially from their Current Levels." While the future estimates of net cash flows from the Company's proved reserves and their present value are based upon assumptions about future production levels, prices, and costs that may prove to be incorrect over time, those same assumptions, whether or not they prove to be correct, may cause the Company to make drilling or developmental decisions that will result in some or all of the Company's proved reserves to be removed from time to time from the proved reserve categories previously reported by the Company. This is particularly so if the price of oil declines sharply as it did during the period from mid-2008 through January 2009.

This may occur because economic expectations or forecasts, together with the Company's limited resources, may cause the Company to determine that drilling or development of certain of its properties may be delayed or may not foreseeably occur, and as a result of such decisions any category of proved reserves relating to those yet undrilled or undeveloped properties may be removed from the Company's reported proved reserves. Consequently, the Company's proved reserves of oil or of gas, or both, may be materially revised downward from time to time. As an example, the Company's proved Swan Creek gas reserves calculation has been revised downward in the past as a result of removal of portions of the Company's reported gas reserves from the "proved undeveloped category" ("PUD") and the "proved developed nonproducing" ("PDNP") categories. This downward revision was based on the Company's determination that additional drilling or development of Swan Creek may not occur in the foreseeable future because the economic returns from such drilling or development would not be favorable when compared to the costs and anticipated results of such activity. Although that particular revision at this time will not have a significant impact on overall results of operations in view of the relatively small portion of the Company's current business and assets founded in Swan Creek, other future revisions in oil and gas reserves, may be significant and materially reduce oil or gas reserves.

In addition, the Company may elect to sell some or all of its oil or gas reserves in the normal course of the Company's business. Any such sale would result in all categories of those proved oil or gas reserves that were sold no longer being reported by the Company.

There is Risk That the Company May Be Required to Write Down the Carrying Value of its Natural Gas and Crude Oil Properties.

The Company uses the full cost method to account for its natural gas and crude oil operations. Accordingly, the Company capitalizes the cost to acquire, explore for and develop natural gas and crude oil properties. Under full cost accounting rules, the net capitalized cost of natural gas and crude oil properties and related deferred income tax if any may not exceed a "ceiling limit" which is based upon the present value of estimated future net cash flows from proved reserves, discounted at 10%, plus cost of properties not being amortized and the lower of cost or estimated fair value of unproven properties included in the cost being amortized. If net capitalized cost of natural gas and crude oil properties exceeds the ceiling limit, the Company must charge the amount of the excess, net of any tax effects, to earnings. This charge does not impact cash flow from operating activities, but does reduce the Company's stockholders equity and earnings. The risk that the Company will be required to write-down the carrying value of natural gas and crude oil properties increases when natural gas and crude oil prices are low. In addition, write-downs may occur if the Company experiences substantial downward adjustments to its estimated proved reserves. An expense recorded in a period may not be reversed in a subsequent period even though higher natural gas and crude oil prices may have increased the ceiling applicable to the subsequent period. In 2008, the Company did incur a ceiling limitation write-down net of tax effects in the amount of $7.7 million due to the dramatically lower year-end oil prices in 2008 compared to 2007 and the resulting significant downward adjustment of the Company's estimated proved reserves. The effect of the ceiling writedown resulted in the Company recording net income of $0.2 million in 2008. The Company did not incur a writedown of its natural gas and crude oil properties in 2009 or 2010.

There is a Risk That the Company May Be Required to Write Down the Carrying Value of its Pipeline or Methane Facilities.

The Company's Pipeline and Methane facility assets are subject to review for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. The carrying amount is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the pipeline or methane facility assets. Should this occur, the assets carrying amount will be reduced to its fair value and the excess over fair value to net of any tax effects, will be charged to earnings. This expense may not be reversed in future periods. During 2010, the Company incurred a writedown of its pipeline asset net of tax effect in the amount of $3.0million. This writedown resulted from the Company's assessment that cash flows generated from the pipeline were insufficient to recover the pipeline's net book value. During the fourth quarter of 2010 the Company received expressions of interest from potential purchasers of the pipeline asset which were significantly below the asset's pre-writedown net book value of $12 million. These expressions of interest indicated that the carrying amount of the pipeline may not be recoverable.

Use of the Company's Net Operating Loss Carryforwards May Be Limited.

At December 31, 2010, the Company had, subject to the limitations discussed in this risk factor, substantial amounts of net operating loss carryforwards for U.S. federal and state income tax purposes. These loss carryforwards will eventually expire if not utilized. In addition, as to a portion of the U.S. net operating loss carryforwards, the amount of such carryforwards that the Company can use annually is limited under U.S. tax laws Uncertainties exist as to both the calculation of the appropriate deferred tax assets based upon the existence of these loss carryforwards, as well as the future utilization of the operating loss carryforwards under the criteria set forth under FASB ASC 740, Income Taxes. In addition, limitations exist upon use of these carryforwards in the event of a change in control of the Company occurs. There are risks that the Company may not be able to utilize some or all of the remaining carryforwards, or that deferred tax assets that were previously booked based upon such carry forwards may be written down or reversed based on future economic factors that may be experienced by the Company. The effect of such write downs or reversals, if they occur, may be material and substantially adverse.

Shortages of Oil Field Equipment, Services and Qualified Personnel Could Adversely Affect the Company's Results of Operations.

The demand for qualified and experienced field personnel to drill wells and conduct field operations, geologists, geophysicists, engineers and other professionals in the oil and natural gas industry can fluctuate significantly, often in correlation with oil and natural gas prices, causing periodic shortages. The Company does not own any drilling rigs and is dependent upon third parties to obtain and provide such equipment as needed for the Company's drilling activities. There have also been shortages of drilling rigs and other equipment when oil prices have risen and as a result the demand for rigs and equipment when oil prices have risen and as a result the demand for rigs and equipment increased along with the number of wells being drilled. These factors also cause significant increases in costs for equipment, services and personnel. Higher oil and natural gas prices generally stimulate increased demand and result in increased prices for drilling rigs, crews and associated supplies, equipment and services.

These shortages or price increases could adversely affect the Company's profit margin, cash flow, and operating results or restrict the Company's ability to drill wells and conduct ordinary operations.

The Company has Significant Costs to Conform to Government Regulation of the Oil and Gas Industry.

The Company's exploration, production, and marketing operations are regulated extensively at the federal, state and local levels. The Company is currently in compliance with these regulations. In order to maintain its compliance, the Company has made and will have to continue to make substantial expenditures in its efforts to comply with the requirements of environmental and other regulations. Further, the oil and gas regulatory environment could change in ways that might substantially increase these costs. Hydrocarbon-producing states regulate conservation practices and the protection of correlative rights. These regulations affect the Company's operations and limit the quantity of hydrocarbons it may produce and sell. Other regulated matters include marketing, pricing, transportation and valuation of royalty payments.

The Company has Significant Costs Related to Environmental Matters.

The Company's operations are also subject to numerous and frequently changing laws and regulations governing the discharge of materials into the environment or otherwise relating to environmental protection. The Company owns or leases, and has owned or leased, properties that have been leased for the exploration and production of oil and gas and these properties and the wastes disposed on these properties may be subject to the Comprehensive Environmental Response, Compensation and Liability Act, the Oil Pollution Act of 1990, the Resource Conservation and Recovery Act, the Federal Water Pollution Control Act and similar state laws. Under such laws, the Company could be required to remove or remediate wastes or property contamination.

Laws and regulations protecting the environment have generally become more stringent and, may in some cases, impose "strict liability" for environmental damage. Strict liability means that the Company may be held liable for damage without regard to whether it was negligent or otherwise at fault. Environmental laws and regulations may expose the Company to liability for the conduct of or conditions caused by others or for acts that were in compliance with all applicable laws at the time they were performed. Failure to comply with these laws and regulations may result in the imposition of administrative, civil and criminal penalties.

The Company's ability to conduct continued operations is subject to satisfying applicable regulatory and permitting controls. The Company's current permits and authorizations and ability to get future permits and authorizations may be susceptible, on a going forward basis, to increased scrutiny, greater complexity resulting in increased cost or delays in receiving appropriate authorizations.

Insurance Does Not Cover All Risks.

Exploration for and development and production of oil and natural gas and the Company's transportation and other activities can be hazardous, involving unforeseen occurrences such as blowouts, fires and loss of well control, which can result in damage to or destruction of wells or production facilities, injury to persons, loss of life or damage to property or to the environment.

Although the Company maintains insurance against certain losses or liabilities arising from its operations in accordance with customary industry practices and in amounts that management believes to be prudent, insurance is not available to the Company against all operational risks.

The Company's Methane Extraction Operations from Non-conventional Reserves Involve Substantial Cost and are Subject to Various Economic, Operational, and Regulatory Risks.

The Company's operations in projects involving the extraction of methane gas from non-conventional reserves such as landfill gas streams, require investment of substantial capital and are subject to the risks typically associated with capital intensive operations, including risks associated with the availability of financing for required equipment, construction schedules, air and water environmental permitting, and locating transportation facilities and customers for the products produced from those operations which may delay or prevent startup of such projects. After startup of commercial operations, the presence of unanticipated pressures or irregularities in constituents of the raw materials used in such projects from time to time, miscalculations or accidents may cause the Company's project activities to be unsuccessful. Although the technologies to be utilized in such projects is believed to be effective and economical, there are operational risks in the use of such technologies in the combination to be utilized by the Company as a result of both the combination of technologies and the early stages of commercial development and use of such technologies for methane extraction from non-conventional sources such as those to be used by the Company. This risk could result in total or partial loss of the Company's investment in such projects. The economic risks of such projects include the marketing risks resulting from price volatility of the methane gas produced from such projects, which is similar to the price volatility of natural gas. These projects are also subject to the risk that the products manufactured may not be accepted for transportation in common carrier gas transportation facilities, although the products meet specified requirements for such transportation, or may be accepted on such terms that reduce the returns of such projects to the Company. These projects are also subject to the risk that the product manufactured may not be accepted by purchasers thereof from time to time and the viability of such projects would be dependent upon the Company's ability to locate a replacement market for physical delivery of the gas produced from the project.

The Company's methane extraction business is the subject of a patent granted to the Company. There can be no assurance that our existing patent will not be invalidated, circumvented or challenged, or that patents will be issued for any patents sought in the future, or that the rights granted or to be granted under any patents will provide us competitive advantages.

We have been granted one U.S. patent and have a continuation U.S. patent application pending relating to certain aspects of our methane extraction technology and we may seek additional patents on future innovations. Our ability to license our technology is substantially dependent on the validity and enforcement of this patent. We cannot assure you that our patent will not be invalidated, circumvented or challenged, that patents will be issued for our continuation patent pending, that the rights granted under the patents will provide us competitive advantages, or that our current and future patent applications will be granted. In addition, third parties may seek to challenge, invalidate, circumvent or render unenforceable any patents or proprietary rights owned by or licensed to us based on, among other things:

subsequently discovered prior art; lack of entitlement to the priority of an earlier, related application; or failure to comply with the written description, best mode, enablement or other applicable requirements. If a third party is successful in challenging the validity of our patent, our inability to enforce our intellectual property rights could materially harm our methane extraction business. Furthermore, our technology may be the subject of claims of intellectual property infringement in the future. Our technology may not be able to withstand third-party claims or rights against their use. Any intellectual property claims, with or without merit, could be time-consuming, expensive to litigate or settle, could divert resources and attention and could require us to obtain a license to use the intellectual property of third parties. We may be unable to obtain licenses from these third parties on favorable terms, if at all. Even if a license is available, we may have to pay substantial royalties to obtain a license. If we cannot defend such claims or obtain necessary licenses on reasonable terms, we may be precluded from offering most or all of technology and our methane extraction business may be adversely affected.

The Company Faces Significant Competition with Respect to Acquisitions or Personnel.

The oil and gas business is highly competitive. In seeking any suitable oil and gas properties for acquisition, or drilling rig operators and related personnel and equipment, the Company is a small entity with limited financial resources and may not be able to compete with most other companies, including large oil and gas companies and other independent operators with greater financial and technical resources and longer history and experience in property acquisition and operation.

The Company Depends on Key Personnel, Whom it May Not be Able to Retain or Recruit.

Jeffrey R. Bailey, the Company's Chief Executive Officer, other members of present management and certain Company employees have substantial expertise in the areas of endeavor presently conducted and to be engaged in by the Company. To the extent that their services become unavailable, the Company would be required to retain other qualified personnel. The Company does not know whether it would be able to recruit and hire qualified persons upon acceptable terms. The Company does not maintain "Key Person" insurance or retention agreements for any of the Company's key employees.

The Company's Operations are Subject to Changes in the General Economic Conditions.

Virtually all of the Company's operations are subject to the risks and uncertainties of adverse changes in general economic conditions, the outcome of potential legal or regulatory proceedings, changes in environmental, tax, labor and other laws and regulations to which the Company is subject, and the condition of the capital markets utilized by the Company to finance its operations.

Being a Public Company Significantly Increases the Company's Administrative Costs.

The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and listing requirements subsequently adopted by the NYSE Amex in response to Sarbanes-Oxley, have required changes in corporate governance practices, internal control policies and audit committee practices of public companies. Although the Company is a relatively small public company these rules, regulations, and requirements for the most part apply to the same extent as they apply to all major publicly traded companies, As a result, they have significantly increased the Company's legal, financial, compliance and administrative costs, and have made certain other activities more time consuming and costly, as well as requiring substantial time and attention of our senior management. The Company expects its continued compliance with these and future rules and regulations to continue to require significant resources. These rules and regulations also may make it more difficult and more expensive for the Company to obtain director and officer liability insurance in the future, and could make it more difficult for it to attract and retain qualified members for the Company's Board of Directors, particularly to serve on its audit committee.

The Company's Chairman of the Board Beneficially Owns a Substantial Amount of the Company's Common Stock and Has Significant Influence over the Company's Business.

Peter E. Salas, the Chairman of the Company's Board of Directors, is the sole shareholder and controlling person of Dolphin Management, Inc. the general partner of Dolphin Offshore Partners, L.P. ("Dolphin") which is the Company's largest shareholder. At December 31, 2010, Mr. Salas directly and through Dolphin owned 21,057,492 shares of the Company's common stock and had options granting him the right to acquire an additional 95,000 shares of common stock. His ownership and voting control over approximately 34.7% of the Company's common stock gives him significant influence on the outcome of corporate transactions or other matters submitted to the Board of Directors or shareholders for approval, including mergers, consolidations and the sale of all or substantially all of the Company's assets.

Shares Eligible for Future Sale May Depress the Company's Stock Price.

As of March 16, 2011 the Company had 60,687,413 shares of common stock outstanding of which 22,546,712 shares were held by affiliates. In addition, options to purchase 1,576,000 shares of unissued common stock were granted under the Tengasco, Inc. Stock Incentive Plan of which options to purchase 880,000 shares were vested at March 17, 2011. On March 17, 2011, the Company issued 100,000 options to directors, which vested immediately.

All of the shares of common stock held by affiliates are restricted or controlled securities under Rule 144 promulgated under the Securities Act of 1933, as amended (the "Securities Act"). The shares of the common stock issuable upon exercise of the stock options have been registered under the Securities Act. Sales of shares of common stock under Rule 144 or another exemption under the Securities Act or pursuant to a registration statement could have a material adverse effect on the price of the common stock and could impair the Company's ability to raise additional capital through the sale of equity securities.

Future Issuance of Additional Shares of the Company's Common Stock Could Cause Dilution of Ownership Interest and Adversely Affect Stock Price.

The Company may in the future issue previously authorized and unissued securities, resulting in the dilution of the ownership interest of its current stockholders. The Company is currently authorized to issue a total of 100 million shares of common stock with such rights as determined by the Board of Directors. Of that amount, approximately 60 million shares have been issued. The potential issuance of the approximately 40 million remaining authorized but unissued shares of common stock may create downward pressure on the trading price of the Company's common stock.

The Company may also issue additional shares of its common stock or other securities that are convertible into or exercisable for common stock for raising capital or other business purposes. Future sales of substantial amounts of common stock, or the perception that sales could occur, could have a material adverse effect on the price of the Company's common stock.

The Company May Issue Shares of Preferred Stock with Greater Rights than Common Stock.

Subject to the rules of the NYSE Amex, the Company's charter authorizes the Board of Directors to issue one or more series of preferred stock and set the terms of the preferred stock without seeking any further approval from holders of the Company's common stock. Any preferred stock that is issued may rank ahead of the Company's common stock in terms of dividends, priority and liquidation premiums and may have greater voting rights than the Company's common stock.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES.

Property Location, Facilities, Size and Nature of Ownership.

General

The Company leases its principal executive offices, consisting of approximately 6,134 square feet located at 11121 Kingston Pike, Suite E, Knoxville, Tennessee at a rental of $7,284 per month and an office in Hays, Kansas at a rental of $750.00 per month. The Company has leased office space in Houston, Texas at a rental of approximately $4,000 per month.

Although the Company does not pay taxes on its Swan Creek leases, it pays ad valorem taxes on its Kansas Properties. The Company has general liability insurance for its Kansas and Tennessee Properties. As of December 31, 2010 the Company does not have a production interest in Texas or Louisiana.

Kansas Properties

The Kansas Properties as of December 31, 2010 contained 178 leases totaling approximately 20,971 gross acres in the vicinity of Hays, Kansas.

The decrease in the total volume of acreage of the Company's Kansas Properties from 22,351 acres at the end of 2009 is primarily due to the Company's evaluation and release of acreage deemed uneconomical. In 2010, the Company continued to focus on retaining properties with geologic value. Many of these leases are still in effect because they are being held by production. These leases provide for a royalty of 12.5%. Some wells are subject to an overriding royalty interest from 0.5% to 9%. The Company maintains a 100% working interest in most of its older wells and any undrilled acreage in Kansas. The terms for most of the Company's newer leases in Kansas are from three to five years.

During 2010, the Company drilled and completed as producers the Albers B#1, Albers A#2, Ververka B#3, Ververka C#2 and the Zerger #2, also drilled 4 dry holes, and participated in drilling an additional dry hole.

Kansas as a whole is of major significance to the Company. The majority of the Company's current reserve value, current production, revenue, and future development objectives are centered in the Company's ongoing interests in Kansas. By using 3-D seismic evaluation on existing locations owned by the Company in Kansas, the Company has added and continues to add proven direct offset locations. Breaking down the Company's assets in Kansas into individual leases produces no apparent stand out leases that appear to be stand-alone principal properties. As a whole, however, our collective central Kansas holdings (see map below) are of major significance and as a group the most materially important segment of the Company as Kansas accounted for 94% of the Company's revenue (i.e. $12.5 million of $13.2 million) and 95% of the Company's total oil and gas production during 2010.

The map below indicates the location of the 10 counties in Kansas in which the Company had production as of December 31, 2010.


GRAHAM
ROOKS
OSBORNE
TREGO
ELLIS
RUSSELL
RUSH
BARTON
PAWNEE
STAFFORD
Top Three Producing Counties
1. Rooks
2. Trego
3. Ellis
Tengasco Leases
30
0
30
60
90 mi

Tennessee Properties

The Company's Swan Creek leases are on approximately 8,325 gross acres in Hancock and Claiborne Counties in Tennessee. At this time, all of the Company's Tennessee production is from Hancock County.

Reserve and Production Summary

The following tables indicate the county breakdown of 2010 production and reserve values as of December 31, 2010. From a review of the tables below, it is apparent that none of the Company's leases on a standalone basis are significant, but must all be viewed as a whole to appreciate their significance to the company's operations.

Production by Area

Area	Gross Production MBOE	Average Net Revenue Interest	Percentage of Total Oil Production
Rooks County, KS	132.6	0.749062	55%
Trego County, KS	40.8	0.773414	17%
Ellis County, KS	10.9	0.798769	4%
Graham County, KS	10.4	0.839682	4%
Russell County, KS	7.1	0.861328	3%
Barton County, KS	6.6	0.823047	3%
Pawnee County, KS	6.2	0.705811	3%
Rush County, KS	3.8	0.853809	2%
Osborne County, KS	3.2	0.601318	1%
Stafford County, KS	2.6	0.746911	1%
Total KS	**224.2**		**93%**
Hancock County, TN	16.1	0.690905	7%
Total	**240.3**		**100%**

Discounted Reserve Value by Area (in thousands)

Area	Proved Developed	Proved Undeveloped	Proved Reserves	% of Total
Rooks County, KS	$20,851	$7,172	$28,023	58%
Trego County, KS	6,335	1,720	8,055	17%
Ellis County, KS	1,890	-	1,890	4%
Barton County, KS	1,452	1,657	3,109	6%
Graham County, KS	2,242	667	2,909	6%
Rush County, KS	762	-	762	2%
Stafford County, KS	531	-	531	1%
Russell County, KS	1,071	-	1,071	2%
Pawnee County, KS	270	418	688	1%
Osborne County, KS	137	247	384	1%
Total KS	**35,541**	**11,881**	**47,422**	**98%**
Hancock County, TN	922	-	922	2%
Total	**$36,463**	**$11,881**	**$48,344**	**100%**

Reserve Analyses

The Company's estimated total net proved reserves of oil and natural gas as of December 31, 2010 and 2009, and the present values of estimated future net revenues attributable to those reserves as of those dates, are presented in the following tables. All of the Company's reserves were located in the United States. These estimates were prepared by LaRoche Petroleum Consultants, Ltd. ("LaRoche") of Dallas, Texas, and are part of their reserve reports on the Company's oil and gas properties. LaRoche and its employees and its registered petroleum engineers have no interest in the Company and performed those services at their standard rates. LaRoche's estimates were based on a review of geologic, economic, ownership, and engineering data provided to them by the Company. In accordance with SEC regulations, no price or cost escalation or reduction was considered. The technical persons at LaRoche responsible for preparing the Company's reserve estimates meet the requirements regarding qualifications, independence, objectivity, and confidentiality set forth in the standards pertaining to the estimating and auditing of oil and gas reserves information promulgated by the Society of Petroleum Engineers.

Our independent third party engineers do not own an interest in any of our properties and are not employed by the company on a contingent basis.

Total Proved Reserves as of December 31, 2010

	Producing	Non Producing	Undeveloped	Total
Natural gas (MMcf)	27.2	-	-	27.2
Oil (MBbls)	1,554.3	245.4	696.0	2,495.7
Total (MBOE)	1,558.8	245.4	696.0	2,500.2
Standardized measure of discounted future net cash flow *(in thousands)*	$ 28,987	$ 7,476	$ 11,881	$ 48,344

Total Proved Reserves as of December 31, 2009

	Producing	Non-producing	Undeveloped	Total
Natural gas (MMcf)	115.9	-	-	115.9
Oil (MBbl)	1,340.4	238.4	694.4	2,273.2
Total proved reserves (MBOE)	1,359.7	238.4	694.4	2,292.5
Standardized measure of discounted future net cash flow *(in thousands)*	$15,699	$5,185	$7,303	$28,187

Historically, all drilling has primarily been funded by cash flows from operations. During 2010, approximately 127 MBbl of proved undeveloped reserves that existed at December 31, 2009 were converted into proved developed reserves from drilling and completion of the Albers A#2, Albers B#1, Veverka B#3, Veverka C#2, and Zerger #2. All proved undeveloped reserves included in the Company's report at December 31, 2009 related to oil prospects in Kansas. During 2009, no proved undeveloped reserves were converted into proved developed reserves.

The oil and natural gas prices after basis adjustments used in our December 31, 2010 reserve valuation were $72.30 per Bbl and $4.89 per Mcf. The oil and natural gas prices after basis adjustments used in our December 31, 2009 reserve valuation were $53.81 per Bbl and $4.61 per Mcf. The per Bbl increase in oil price along with identification of additional proved undeveloped locations were the primary factors in the increased 2010 reserve volumes and values as compared to 2009 levels. (Refer to Note 23, Supplemental Oil and Gas Information, Standardized Measure of Discounted Future Net Cash Flows for additional reserve information.)

The prices used in calculating the estimated future net revenue attributable to proved reserves do not reflect market prices for natural gas and oil production sold subsequent to December 31, 2010. There can be no assurance that all of the estimated proved reserves will be produced and sold at the assumed prices. Accordingly, the foregoing prices should not be interpreted as a prediction of future prices.

In substance, the LaRoche Report used estimates of oil and gas reserves based upon standard petroleum engineering methods which include production data, decline curve analysis, volumetric calculations, pressure history, analogy, various correlations and technical factors. Information for this purpose was obtained from owners of interests in the areas involved, state regulatory agencies, commercial services, outside operators and files of LaRoche. The net reserve values in the Report were adjusted to take into account the working interests that have been sold by the Company in various wells.

Management has established, and is responsible for, internal controls designed to provide reasonable assurance that the estimates of Proved Reserves are computed and reported in accordance with SEC rules and regulations as well as with established industry practices. The Company's CEO and the Vice President responsible for management of Hoactzin's properties located onshore Texas Gulf Coast and offshore Texas/Louisiana each have extensive professional engineering experience evaluating both domestic and international reserves on a well by well basis and on a company wide basis. On a semi-annual basis, management and staff meet with LaRoche to review properties and discuss assumptions to be used in the calculation of reserves. Management reviews all information submitted to LaRoche to ensure the accuracy of the data. Management also reviews and compares the final report from LaRoche with the Company's in-house reserve calculations and discusses any differences with LaRoche.

Production

The following tables summarize for the past three fiscal years the volumes of oil and gas produced, the Company's operating costs and the Company's average sales prices for its oil and gas. The information includes volumes produced to royalty interest or other parties' working interest.

Kansas					
Years Ended December 31,	**Gross Production**		**Cost of Production (per BOE)**	**Average Sales Price**	
	Oil (MBbl)	**Gas (MMcf)**		**Oil (Bbl)**	**Gas (Per Mcf)**
2010	224.2	-	$17.33	$72.14	-
2009	216.7	-	$14.61	$54.48	-
2008	231.6	-	$17.21	$92.69	-

Tennessee					
Years Ended December 31,	**Gross Production**		**Cost of Production (per BOE)**	**Average Sales Price**	
	Oil (MBbl)	**Gas (MMcf)**		**Oil (Bbl)**	**Gas (Per Mcf)**
2010	6.2	59.6	$32.62	$71.05	$4.90
2009	5.8	78.0	$24.60	$54.87	$3.99
2008	6.4	104.0	$22.56	$88.20	$9.10

Oil and Gas Drilling Activities

Kansas

In 2010, the Company drilled 5 successful wells, 4 dry holes, and participated in drilling an additional dry hole.

The results of the successful wells drilled in Kansas in 2010 are set out in the following table. The Company has a 100% working interest in each of these successful wells.

Name of Well	Date Completed	Cumulative Production (Bbl)
Albers A#2	November 2010	375
Albers B#1	May 2010	20,234
Veverka B#3	February 2010	445
Veverka C#2	January 2010	5,604
Zerger #2	August 2010	898

The Company continues to pursue incremental production increases where possible in the older wells, by using recompletion techniques to enhance production from currently producing intervals. During 2010, the Company polymered 12 wells which contributed 23 MBbl of production.

Tennessee

In 2010 the Company did not drill any new wells in the Swan Creek Field. The Company believes that drilling new gas wells in the Swan Creek Field itself will not contribute to achieving any significant increase in daily gas production totals from the Field. As a result, the Company does not have any plans at the present time to drill any new gas wells in the Swan Creek Field. However, the Company continues to evaluate nearby properties for the purpose of exploring the rim of the Swan Creek anticline for Devonian Shale gas production.

Gross and Net Wells

The following tables set forth the fiscal years ending December 21, 2008, 2009 and 2010 the number of gross and net development wells drilled by the Company. The term gross wells means the total number of wells in which the Company owns an interest, while the term net wells means the sum of the fractional working interest the Company owns in the gross wells.

	For Years Ending December 31,					
	2010		2009		2008	
Kansas	Gross	Net	Gross	Net	Gross	Net
Productive Wells	5	5	-	-	9	8
Dry Holes	5	4	-	-	3	3
Salt Water Disposal	-	-	1	1	-	-

Productive Wells

The following table sets forth information regarding the number of productive wells in which the Company held a working interest as of December 31, 2010. Productive wells are either producing wells or wells capable of commercial production although currently shut-in. One or more completions in the same bore hole are counted as one well.

	Gas		Oil	
	Gross	Net	Gross	Net
Kansas	-	-	203	185
Tennessee	15	13	6	5
Total	15	13	209	190

Developed and Undeveloped Oil and Gas Acreage

As of December 31, 2010 the Company owned working interests in the following developed and undeveloped oil and gas acreage. Net acres refer to the Company's interest less the interest of royalty and other working interest owners.

	Developed		Undeveloped	
	Gross Acres	Net Acres	Gross Acres	Net Acres
Kansas	14,261	11,595	6,710	5,703
Tennessee	3,120	2,370	5,205	4,554
Total	17,381	13,965	11,915	10,257

ITEM 3. LEGAL PROCEEDINGS

The Company is not a party to any pending material legal proceeding. To the knowledge of management, no federal, state, or local governmental agency is presently contemplating any proceeding against the Company, which would have a result materially adverse to the Company. To the knowledge of management, no director, executive officer or affiliate of the Company or owner of record or beneficially of more than 5% of the Company's common stock is a party adverse to the Company or has a material interest adverse to the Company in any proceeding.

ITEM 4. (REMOVED AND RESERVED)

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

The Company's common stock is listed on the NYSE Amex exchange under the symbol TGC. The range of high and low closing prices for shares of common stock of the Company as reported on the NYSE Amex during the fiscal years ended December 31, 2010 and December 31, 2009 are set forth below.

	High	Low
For the Quarters Ending		
March 31, 2010	$0.52	$0.42
June 30, 2010	0.56	0.41
September 30, 2010	0.41	0.49
December 31, 2010	0.65	0.41
March 31, 2009	$0.76	$0.40
June 30, 2009	0.75	0.45
September 30, 2009	0.61	0.46
December 31, 2009	0.65	0.43

Holders

As of March 16, 2011, the number of shareholders of record of the Company's common stock was 301 and management believes that there are approximately 8,656 beneficial owners of the Company's common stock.

Dividends

The Company did not pay any dividends with respect to the Company's common stock in 2010 and has no present plans to declare any further dividends with respect to its common stock.

Recent Sales of Unregistered Securities

During the fourth quarter of fiscal 2010, the Company did not sell or issue any unregistered securities. Any unregistered equity securities that were sold or issued by the Company during the first three quarters of fiscal 2010 were previously reported in Reports filed by the Company with the SEC.

Purchases of Equity Securities by the Company and Affiliated Purchasers

Neither the Company nor any of its affiliates repurchased any of the Company's equity securities during 2010.

Equity Compensation Plan Information

See Item 12, "Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matter" for information regarding the Company's equity compensation plans.

ITEM 6. SELECTED FINANCIAL DATA

The following selected financial data have been derived from the Company's financial statements, and should be read in conjunction with those financial statements, including the related footnotes. *(In thousands, except per share data)*

Year Ended December 31,

	2010	2009	2008	2007	2006
Income Statement Data:					
Revenues	$13,216	$ 9,731	$ 15,601	$ 9,369	$ 9,002
Production Cost and Taxes	6,020	5,315	5,888	4,323	3,287
General and Administrative	2,294	2,085	2,168	1,417	1,293
Interest Expense	659	634	608	333	169
Net Income (Loss)	(1,745)	(2,018)	170	3,510	2,141
Net Income (Loss) Attributable to Common Stockholders	(1,745)	(2,018)	170	3,510	2,141
Net Income (Loss) Attributable to Common Stockholders Per Share	$ (0.03)	$ (0.03)	$ 0.00	$ 0.06	$ 0.04

As of December 31,

	2010	2009	2008	2007	2006
Balance Sheet Data:					
Working Capital Surplus (Deficit)	$ 10	$ (95)	$ 646	$ 2,473	$ 873
Oil and Gas Properties, Net	14,157	12,360	14,142	16,940	12,704
Pipeline Facilities, Net	7,041	12,397	12,380	12,917	13,461
Methane Project, Net	4,394	4,403	4,357	1,650	-
Total Assets	39,749	41,174	42,447	38,011	28,454
Long-Term Debt	9,564	10,062	10,052	4,316	2,731
Stockholders' Equity	$ 25,224	$ 26,843	$ 28,576	$ 28,103	$ 24,420

No cash dividends have been declared or paid by the Company for the periods presented in the above tables.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Results of Operations

The Company reported a net loss to holders of common stock of $(1.7) million or $(0.03) per share in 2010 compared to a net loss to holders of common stock of $(2.0) million or $(0.03) per share in 2009 and a net income of $0.2 million or $0.00 per share in 2008. The 2010 net loss was impacted by a writedown of the Company's pipeline assets in the amount of $5 million ($3.0 million net of tax effect). The Company also recorded a $0.6 million non-cash unrealized gain on derivatives ($0.4 million net of tax effects). Net of both the non-cash impairment and the non-cash unrealized gain on derivatives the Company would have recorded an adjusted net income of $0.9 million.

The Company realized revenues of $13.2 million in 2010 compared to $9.7 million in 2009 and $15.6 million in 2008. Revenues increased $3.3 million from 2009 due to an increase in oil prices in Kansas as prices averaged $72.14 in 2010 compared to $54.48 in 2009 and increased $0.1 million due to volume increases in Kansas oil sales. In addition, revenues from the Methane project increased $0.1 million in 2010 over 2009 levels. The average price received for Kansas oil sales in 2008 was $92.69.

Gas prices received for sales of gas from the Swan Creek Field averaged $4.90 per Mcf in 2010, $3.99 per Mcf in 2009, and $9.10 per Mcf in 2008. Oil prices received for sales of oil from the Swan Creek field averaged $71.05 in 2010, $54.87 per barrel in 2009, and $80.20 per barrel in 2008.

Production costs and taxes was $6.0 million in 2010, $5.3 million in 2009, and $5.9 million in 2008. The increase in 2010 over 2009 levels was primarily related to increased well repair and maintenance cost in Kansas, increased Kansas property taxes, and increased landfill costs.

Depreciation, depletion, and amortization for 2010 was $2.63 million, $2.57 million in 2009, and $2.16 million in 2008. The Company's general and administrative cost was $ 2.3 million in 2010, $2.1 million in 2009, and $2.2 million in 2008. The 2010, 2009 and 2008 cost included non-cash charges related to stock options of $ 0.1 million, $0.2 million, and $0.2 million respectively. The increase in general and administrative cost from 2009 to 2010 were related primarily to $0.3 million of bonuses paid to Company employees.

Interest expense was $0.66 million in 2010, $0.63 million in 2009, and $0.61 million in 2008.

During 2010, the Company recorded a $0.5 million gain on derivatives. The gain was composed of a $0.6 million unrealized gain partially offset by $0.1 million of settlement payments made to Macquarie. In 2009, the Company recorded a $(1.3) million unrealized loss on derivatives. (See Note 12 Derivatives and Note 13 Fair Value Measurement for additional information related to the derivative transaction and the valuation of this transaction.)

During 2010, the Company recorded a $5 million ($3.0 million net of tax effect) non-cash writedown of its pipeline asset. This writedown resulted from the Company's assessment that cash flows generated from the pipeline were insufficient to recover the pipeline's net book value. During the fourth quarter of 2010 the Company received expressions of interest from potential purchasers of the pipeline asset which were significantly below the asset's pre-writedown net book value of $12 million. These expressions of interest indicated that the carrying amount of the pipeline may not be recoverable.

During 2008, the Company recorded an $11.6 million non-cash ceiling test writedown of its oil and gas properties. This writedown resulted from a significant reduction of the Company's proved reserve value as of December 31, 2008 due to low year end oil prices.

The Company recorded a deferred tax benefit of $1.1 million in 2010, a deferred tax benefit of $0.2 million in 2009, and $8.6 million benefit in 2008 with $1.6 million recognized as income tax expense.

Liquidity and Capital Resources

At December 31, 2010, the Company had a revolving credit facility with F&M Bank & Trust Company ("F&M Bank").

Under the credit facility, loans and letters of credit are available to the Company on a revolving basis in an amount outstanding not to exceed the lesser of $20 million or the Company's borrowing base in effect from time to time. The credit facility is secured by substantially all of the Company's producing and non-producing oil and gas properties and pipeline and the Company's Methane Project assets. The credit facility includes certain covenants with which the Company is required to comply. These covenants include leverage, interest coverage, minimum liquidity, and general and administrative coverage ratios.

As of September 30, 2009, the Company was out of compliance on the Leverage Ratio and Interest Coverage Ratio covenants under the credit facility prior to the assignment to F&M Bank.

The Company was in compliance with the remaining financial covenants under the credit facility. The noncompliance occurred primarily as a result of the low commodity prices in the last quarter of 2008 and first and second quarters of 2009 that are included in the covenant compliance calculations. The Company received a waiver for noncompliance of these covenants for the quarter ended September 30, 2009. As of December 31, 2010, the Company was in compliance with all covenants. There can be no assurances that the lender will waive noncompliance of covenants should future instances occur.

On July 30, 2010, the Company and F&M Bank entered into an amendment to the credit facility which increased the borrowing base from $11 million to $14 million, set the interest rate to the greater of prime plus 0.25% or 5.25% per annum, eliminated the monthly commitment reduction, and changed the maturity date to January 27, 2012.

On February 22, 2011, the Company and F&M Bank entered into an amendment to the credit facility which increased the borrowing base from $14 million to $20 million, increased the maximum line of the Company's credit amount from $20 million to $40 million, and extended the term of the facility to January 27, 2013.

The next borrowing base review will take place in June 2011. The total borrowing by the Company under the facility at December 31, 2010 and December 31, 2009 was $ 9.5 million and $9.9 million respectively.

Although the Company has not been required as of the date of this Report to make any payment of principal to F&M Bank under the borrowing base in effect at any time, the Company can make no assurance that in view of the conditions in the national and world economies, including the realistic possibility of low commodity prices being received for the Company's oil and gas production for extended periods, that F&M may in the future make a redetermination of the Company's borrowing base to a point below the level of the installment or other payments to F&M in such amount and at such times in order to reduce the principal of the Company's outstanding borrowing to a level not in excess of the borrowing base as it may be redetermined.

During 2010 and 2009, the Company focused on production and carefully used its cash flow and available credit to do so. However, the Company can make no assurance that it can continue normal operations indefinitely or for any specific period of time in the event of extended periods of low commodity prices, such as occurred in late 2008 and early 2009, or upon the occurrence of any significant downturn or losses in operations. In such event, the Company may be required to reduce costs of operations by various means, including not undertaking certain maintenance or reworking operations that may be necessary to keep some of the Company's properties in production or to seek additional working capital by additional means such as issuance of equity including preferred stock or such other means as may be considered and authorized by the Company's Board of Directors from time to time.

Net cash provided by operating activities was $4.0 million in 2010, $1.7 million in 2009, and $7.1 million in 2008. The increase in cash provided by operating activities from 2009 to 2010 was primarily due to higher product prices received during 2010 as compared to 2009. The reduction in cash provided by operating activities from 2008 to 2009 was primarily due to lower product prices received during 2009 as compared to 2008. Cash flow used for working capital was $0.3 million in 2010 and $0.2 million in both 2009 and 2008.

Net cash used in investing activities was $3.8 in 2010, $1.5 million in 2009, and $14.9 million in 2008. The increase in 2010 over 2009 levels was due to higher levels of drilling and polymer activity during 2010. The decrease in 2009 was primarily due to a reduction in investment of $11.0 million in oil and gas properties and $2.5 million in the Methane Project from 2008 levels.

In 2010, $0.6 million of cash was used in financing activities related primarily to the Company entering into a sweep account arrangement allowing excess cash balances to be used to temporarily pay down the credit facility, thereby, reducing overall interest cost. In 2009 no cash was provided by or used in financing activities. Net cash provided by financing activities was $5.8 million in 2008. The decrease in 2009 was due to no new additional borrowings being made by the Company under the credit facility.

Critical Accounting Policies

The Company prepares its Consolidated Financial Statements in conformity with accounting principles generally accepted in the United States of America, which require the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates. The Company considers the following policies to be the most critical in understanding the judgments that are involved in preparing the Company financial statements and the uncertainties that could impact the Company's results of operations, financial condition and cash flows.

Revenue Recognition

Revenues are recognized based on actual volumes of oil and gas sold to purchasers at a fixed or determinable price, when delivery has occurred and title has transferred, and collectability is reasonably assured. Natural gas meters are placed at the customer's location and usage is billed each month. Crude oil is stored and at the time of delivery to the purchasers, revenues are recognized.

Full Cost Method of Accounting

The Company follows the full cost method of accounting for oil and gas property acquisition, exploration and development activities. Under this method, all productive and non-productive costs incurred in connection with the acquisition of, exploration for and development of oil and gas reserves for each cost center are capitalized. Capitalized costs include lease acquisitions, geological and geophysical work, day rate rentals and costs of drilling, completing and equipping oil and gas wells.

Costs, however, associated with production and general corporate activities are expensed in the period incurred. Interest costs related to unproved properties and properties under development are also capitalized to oil and gas properties. Gains or losses are recognized only upon sales or dispositions of significant amounts of oil and gas reserves representing an entire cost center. Proceeds from all other sales or dispositions are treated as reductions to capitalized costs. The capitalized oil and gas property, less accumulated depreciation, depletion and amortization and related deferred income taxes, if any, are generally limited to an amount (the ceiling limitation) equal to the sum of: (a) the present value of estimated future net revenues computed by applying an average price (arithmetic average of the beginning of the month prices for the prior 12 months) to estimated future production of proved oil and gas reserves, less estimated future expenditures (based on current costs) to be incurred in developing and producing the reserves using a discount factor of 10% and assuming continuation of existing economic conditions; and (b) cost of properties not being amortized; and (c) the lower of cost or estimated fair value of unproven properties included in the cost being amortized. Prior to the year ending December 31, 2009, the ceiling limitation was calculated using the year-end price. The change from using the year-end price to using the average price was based on adoption of ASU 2010-03, Extractive Activities – Oil and Gas ("Topic 932"); Oil and Gas Reserve Estimation and Disclosures (see "Recent Accounting Pronouncements" below).

Oil and Gas Reserves/Depletion Depreciation and Amortization of Oil and Gas Properties

The capitalized costs of oil and gas properties, plus estimated future development costs relating to proved reserves and estimated costs of plugging and abandonment, net of costs relating to proved reserves and estimated costs of plugging and abandonment, net of estimated salvage value, are amortized on the unit-of-production method based on total proved reserves. The costs of unproved properties are excluded from amortization until the properties are evaluated, subject to an annual assessment of whether impairment has occurred.

The Company's proved oil and gas reserves as of December 31, 2010 were determined by LaRoche Petroleum Consultants, Ltd. Projecting the effects of commodity prices on production, and timing of development expenditures includes many factors beyond the Company's control. The future estimates of net cash flows from the Company's proved reserves and their present value are based upon various assumptions about future production levels, prices, and costs that may prove to be incorrect over time. Any significant variance from assumptions could result in the actual future net cash flows being materially different from the estimates.

Asset Retirement Obligations

The Company's asset retirement obligations relate to the plugging, dismantling and removal of wells drilled to date. The Company follows the requirements of FASB ASC 410, "Asset Retirement Obligations and Environmental Obligations". Among other things, FASB ASC 410 requires entities to record a liability and corresponding increase in long-lived assets for the present value of material obligations associated with the retirement of tangible long-lived assets. Over the passage of time, accretion of the liability is recognized as an operating expense and the capitalized cost is depleted over the estimated useful life of the related asset. The Company's asset retirement obligations relate primarily to the plugging, dismantling and removal of wells drilled to date. The Company's calculation of Asset Retirement Obligation used a credit-adjusted risk free rate of 12%, when the original liability for wells drilled prior to 2009 was recognized. In 2009, the retirement obligations were recognized using a credit adjusted risk free rate of 8%. The retirement obligations for new wells drilled in January through July 2010 were recognized using a credit adjusted risk free rate of 6%. The retirement obligations for new wells drilled after July 2010 were recognized using a credit adjusted risk free rate of 5.25%.

The Company used an estimated useful life of wells ranging from 30-40 years and an estimated plugging and abandonment cost of $11,000 per well in Kansas and $7,500 per well in Tennessee. Management continues to periodically evaluate the appropriateness of these assumptions.

Recent Accounting Pronouncements

In July 2010, the "Dodd-Frank Wall Street Reform and Consumer Protection Act" ("Wall Street Reform Act") was signed into law. The Wall Street Reform Act permanently exempts small public companies with less than $75 million in market capitalization (nonaccelerated filers) from the requirement in Section 404(b) of the Sarbanes-Oxley Act of 2002 that requires a registrant to provide an attestation report on management's assessment of internal controls over financial reporting by the registrant's external auditor. Disclosure of management's assessment of internal controls over financial reporting under existing Section 404(a) is still required for nonaccelerated filers.

In February, 2010, the FASB issued Accounting Standards Update ("ASU") 2010-09, effective immediately, which amended ASC Topic 855, Subsequent Events. The amendment was made to address concerns about conflicts with SEC guidance and other practice issues. Among the provisions of the amendment, the FASB defined a new type of entity, termed an "SEC filer," which is an entity required to file with or furnish its financial statements to the SEC. Entities other than registrants whose financial statements are included in SEC filings (e.g., businesses or real estate operations acquired or to be acquired, equity method investees, and entities whose securities collateralize registered securities) are not SEC filers. While an SEC filer is still required by U.S. GAAP to evaluate subsequent events through the date its financial statements are issued, it is no longer required to disclose in the financial statements that it has done so or the date through which subsequent events have been evaluated. The Company does not believe the changes have a material impact on its results of operations or financial position.

In January 2010, the FASB issued ASU 2010-06, "Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements". This update requires more robust disclosures about valuation techniques and inputs to fair value measurements. The update is effective for interim and annual reporting periods beginning after December 15, 2009. This update had no material effect on the Company's consolidated financial statements.

In July 2009, the FASB issued ASC 855-10-50, "Subsequent Events", which requires an entity to recognize in the financial statements the effects of all subsequent events that provide additional evidence about conditions that existed at the date of the balance sheet, including the estimates inherent in the preparation of the financial statements. The final rules were effective for interim and annual reports issued after June 15, 2009. The Company has adopted the policy effective September, 2009. There was no material effect on the Company's consolidated financial statements as a result of the adoption.

In June 2009, the FASB issued ASC 105, Codification which establishes FASB Codification as the source of authoritative U.S. GAAP recognized by the FASB to be applied by nongovernmental entities. The final rule was effective for interim and annual reports issued after September 15, 2009. The Company has adopted the policy effective September 30, 2009. There was no material effect on the presentation of the Company's consolidated financial statements as a result of the adoption of ASC 105.

On December 31, 2008, the SEC published the final rules and interpretations updating its oil and gas reporting requirements ("Modernization of Oil and Gas Reporting"). In January 2010, the FASB released ASU 2010-03, Extractive Activities - Oil and Gas ("Topic 932"); Oil and Gas Reserve Estimation and Disclosures, aligning U.S. GAAP standards with the SEC's new rules. Many of the revisions were updates to definitions in the existing oil and gas rules to make them consistent with the petroleum resource management system, which is a widely accepted standard for the management of petroleum resources that was developed by several industry organizations. Key revisions include: (a) changes to the pricing used to estimate reserves utilizing a 12-month average price rather than a single day spot price which eliminates the ability to utilize subsequent prices to the end of a reporting period when the full cost ceiling was exceeded and subsequent pricing exceeds pricing at the end of a reporting period; (b) the ability to include nontraditional resources in reserves; (c) the use of new technology for determining reserves; and (d) permitting disclosure of probable and possible reserves. The SEC requires companies to comply with the amended disclosure requirements for registration statements filed after January 1, 2010, and for annual reports on Form 10-K for fiscal years ending on or after December 15, 2009. ASU 2010-03 is effective for annual periods ending on or after December 31, 2009. Adoption of Topic 932 did not have a material impact on the Company's results of operations or financial position. In April 2010, the FASB issued ASU 2010-14, Accounting for Extractive Activities-Oil & Gas: Amendments to Paragraph 932-10-S99-1. This ASU amends terminology as defined in Topic 932-10-S99-1. Adoption of this amendment did not have a material impact on the Company's results of operations or financial position.

Contractual Obligations

The following table summarizes the Company's contractual obligations due by period as of December 31, 2010 *(in thousands):*

Contractual Obligations	Total	Less than 1 year	1-3 years
Long-Term Debt Obligations (See Note 9 Long Term Debt)	$ 9,693	$ 129	$ 9,564
Operating Lease Obligations (See Note 10 Commitments and Contingencies)	204	73	131
Total	$ 9,897	$ 202	$ 9,695

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISKS

Commodity Risk

The Company's major market risk exposure is in the pricing applicable to its oil and gas production. Realized pricing is primarily driven by the prevailing worldwide price for crude oil and spot prices applicable to natural gas production. Historically, prices received for oil and gas production have been volatile and unpredictable and price volatility is expected to continue. Monthly oil price realizations ranged from a low of $67.07 per barrel to a high of $82.12 per barrel during 2010. Gas prices realizations ranged from monthly low of $3.66 per Mcf to a monthly high of $6.69 per Mcf during the same period.

In order to help mitigate commodity price risk, the Company has entered into a long term fixed price contract for MMC gas sales. On August 27, 2009, the Company entered into a five-year fixed price gas sales contract with Atmos Energy Marketing, LLC, ("AEM") in Houston, Texas, a nonregulated unit of Atmos Energy Corporation (NYSE: ATO) for the sale of the methane component of landfill gas produced by MMC at the Carter Valley Landfill. The agreement provides for the sale of up to 600 MMBtu per day. The contract is effective beginning with September 2009 gas production and ends July 31, 2014. The agreed contract price of over $6 per MMBtu was a premium to the then current five-year strip price for natural gas on the NYMEX futures market.

In addition, the Company has a remaining derivative agreement on a specified number of barrels of oil that currently constitutes less than half of the Company's daily production that ends on July 31, 2011. On July 28, 2009 the Company entered into a two-year agreement on crude oil pricing applicable to a specified number of barrels of oil that then constituted about two-thirds of the Company's daily production. The agreement was effective beginning August 1, 2009. The "costless collar" agreement has a $60.00 per barrel floor and $81.50 per barrel cap on a volume of 9,500 barrels per month during the period from August 1, 2009 through December 31, 2010, and 7,375 barrels per month from January 1 through July 31, 2011. The prices referenced in this agreement are WTI NYMEX. While the agreement is based on WTI NYMEX prices, the Company receives a price based on Kansas Common plus bonus, which results in approximately $7 per barrel less than current WTI NYMEX prices.

Under a "costless collar" agreement, no payment would be made or received by the Company, as long as the settlement price is between the floor price and cap price ("within the collar"). However, if the settlement price is above the cap, the Company would be required to pay the counterparty an amount equal to the excess of the settlement price over the cap times the monthly volumes hedged. Also, if the settlement price is below the floor, the counterparty would be required to pay the Company the deficit of the settlement price below the floor times the monthly volumes hedged.

This agreement is primarily intended to help maintain and stabilize cash flow from operations if lower oil prices return, while providing some upside if prices increase above the cap. If lower oil prices return, this agreement may help to maintain the Company's production levels of crude oil by enabling the company to perform some ongoing polymer or other workover treatments on then-existing producing wells in Kansas.

Interest Rate Risk

At December 31, 2010, the Company had debt outstanding of approximately $9.7 million including, as of that date, $9.5 million owed on its credit facility with F&M Bank. The interest rate on the credit facility is variable at a rate equal to the greater of prime rate plus 0.25%, or 5.25% per annum. The Company's remaining debt of $0.2 million has fixed interest rates ranging from 5.5% to 8.25%. As a result, the Company annual interest cost in 2010 fluctuated based on short-term interest rates on approximately 98% of its total debt outstanding at December 31, 2010. During 2010, the Company paid $0.6 million of interest on the F&M Bank line of credit. The impact on interest expense and the Company's cash flows of a 10 percent increase in the interest rate on the F&M Bank credit facility would be approximately $0.1 million assuming borrowed amounts under the credit facility remained at the same amount owed as of December 31, 2010. The Company did not have any open derivative contracts relating to interest rates at December 31, 2010.

Forward-Looking Statements and Risk

Certain statements in this Report, including statements of the future plans, objectives, and expected performance of the Company, are forward-looking statements that are dependent upon certain events, risks and uncertainties that may be outside the Company's control, and which would cause actual results to differ materially from those anticipated. Some of these include, but are not limited to, the market prices of oil and gas, economic and competitive conditions, inflation rates, legislative and regulatory changes, financial market conditions, political and economic uncertainties of foreign governments, future business decisions, and other uncertainties, all of which are difficult to predict.

There are numerous uncertainties inherent in projecting future rates of production and the timing of development expenditures. The total amount or timing of actual future production may vary significantly from estimates. The drilling of exploratory wells can involve significant risks, including those related to timing, success rates and cost overruns. Lease and rig availability, complex geology and other factors can also affect these risks. Additionally, fluctuations in oil and gas prices, or a prolonged period of low prices, may substantially adversely affect the Company financial position, results of operations and cash flows.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The financial statements and supplementary data commence on page F-1.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None

ITEM 9A. CONTROLS AND PROCEDURES

The Company's Chief Executive Officer and Chief Financial Officer, and other members of management team have evaluated the effectiveness of the Company's disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)).

Based on such evaluation, the Company's Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures, as of the end of the period covered by this Report, were adequate and effective to provide reasonable assurance that information required to be disclosed by the Company in reports that is files or submits under the Exchange Act, is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms.

The effectiveness of a system of disclosure controls and procedures is subject to various inherent limitations, including cost limitations, judgments used in decision making, assumptions about the likelihood of future events, the soundness of internal controls, and fraud. Due to such inherent limitations, there can be no assurance that any system of disclosure controls and procedures will be successful in preventing all errors or fraud, or in making all material information known in a timely manner to the appropriate levels of management.

Managements Annual Report on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in the Securities Exchange Act of 1934 Rules 13a-15(f) and 15d-15(f). Internal control over financial reporting refers to the process designed by, or under the supervision of the Company's Chief Executive Officer and Chief Financial Officer, and effected by the Company's Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, and includes those policies and procedures that:

- Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the Company's assets;
- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorizations of the Company's management and directors; and
- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the company's financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness into future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of the Company's management, including the Chief Executive Officer and the Chief Financial Officer, the Company's management conducted an evaluation of the effectiveness of the Company internal control over financial reporting as of December 31, 2010. In making this assessment, the Company's management used the criteria set forth in the framework in "Internal Control- Integrated- Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on the evaluation conducted under the framework in "Internal Control- Integrated Framework," issued by COSO the Company's management concluded that the Company's internal control over financial reporting was effective as of December 31, 2010.

Changes in Internal Control Over Financial Reporting

During 2010, the Company changed accounting systems to one that offered stronger access and validation controls than those included in the previous accounting system. There have been no other changes to the Company's system of internal control over financial reporting during the year ended December 31, 2010 that have materially affected, or are reasonably likely to materially affect, the Company's system of controls over financial reporting.

As part of a continuing effort to improve the Company's business processes, Management is evaluating its internal controls and may update certain controls to accommodate any modifications to its business processes or accounting procedures.

ITEM 9B. OTHER INFORMATION

The Company's 2011 Annual Meeting of Stockholders will be held on June 20, 2011 at 9:00 am at the Homewood Suites by Hilton, 10935 Turkey Drive, Knoxville, Tennessee 37922.

PART III

Certain information required by Part III of this Report is incorporated by reference from the Company's definitive proxy statement to be filed with the SEC in connection with the solicitation of proxies for the Company's 2011 Annual Meeting of Stockholders (the "Proxy Statement").

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERANCE

The information required by this Item with respect to the Company's directors is incorporated by reference to the information in the section entitled "Proposal No. 1: Election of Directors" in the Proxy Statement.

The information required by this Item with respect to corporate governance regarding the Nominating Committee and Audit Committee of the Board of Directors is incorporated by reference from the section entitled "Board of Directors-Committees" in the Proxy Statement.

The information required by this Item with respect to disclosure of any known late filing or failure by an insider to file a report required by Section 16 of the Exchange Act is incorporated by reference to the information in the section entitled "Section 16(a) Beneficial Ownership Reporting Compliance" in the Proxy Statement.

The information required by this item with respect to the identification and background of the Company's executive officers and the Company's Code of Ethics is set forth in Item 1 of this Report.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this Item is incorporated by reference from the information in the sections entitled "Executive Compensation", "Compensation/Stock Option Committee Interlocking and Insider Participation" and "Compensation Committee Report" in the Proxy Statement.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDERS MATTERS

Except as set forth below, the information required by this Item regarding security ownership of certain beneficial owners and directors and officers is incorporated by reference from the sections entitled "Voting Securities and Principal Holders" and "Beneficial Ownership of Directors and Officers" in the Proxy Statement.

Equity Compensation Plan Information

The following table sets forth information regarding the Company's equity compensation plans as of December 31, 2010.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights(a)	Weighted-average exercise price of outstanding, options, warrants and rights(b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	1,571,000	$0.60	2,143,368
Equity compensation plans not approved by security holders[3]	-	-	-
Total	1,571,000	$0.60	2.143,368

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this Item as to transaction between the Company and related persons is incorporated by reference from the section entitled "Certain Transactions" in the Proxy Statement.

---

[3] Refers to Tengasco, Inc. Stock Incentive Plan (the "Plan") which was adopted to provide an incentive to key employees, officers, directors and consultants of the Company and its present and future subsidiary corporations, and to offer an additional inducement in obtaining the services of such individuals. The Plan provides for the grant to employees of the Company of "Incentive Stock Options" within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, nonqualified stock options to outside Directors and consultants the Company and stock appreciation rights. The Plan was approved by the Company's shareholders on June 26, 2001. Initially, the Plan provided for the issuance of a maximum of 1,000,000 shares of the Company's $.001 par value common stock. Thereafter, the Company's Board of Directors adopted and the shareholders approved amendmtents to the Plan to increase the aggregate number of shares that may be issued under the Plan to 7,000,000 shares. The most recent amendment to the Plan increasing the number of shares that may be issued under the Plan by 3,500,000 shares and extending the Plan for another 10 years was approved by the Company Board of Directors on February 1, 2008 and approved by the Company's shareholders at the Annual Meeting of Stockholders held June 2, 2008.

The information required by this Item as to the independence of the Company's directors and members of the committees of the Company's Board of Directors is incorporated by reference from the section entitled "Board of Directors" and the subsections thereunder entitled "Director Independence" and "Committees" set forth in "Proposal No.1: Election of Directors" in the Proxy Statement.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required by this Item is incorporated by reference from the information in the section entitled "Proposal No. 2: Ratification of Selection of Rodefer Moss & Co. PLLC as Independent Auditors" in the Proxy Statement.

PART IV.

ITEM 15. EXHIBITS AND FINANCIAL STATEMENTS SCHEDULES

A. The following documents are filed as part of this Report:

1. Financial Statements:

   Consolidated Balance Sheets

   Consolidated Statements of Operations

   Consolidated Statements of Stockholders Equity

   Consolidated Statements of Cash Flows

   Notes to Consolidated Financial Statements

2. Financial Schedules:

   Schedules have been omitted because the information required to be set forth therein is not applicable or is included in the Consolidated Financial Statements or notes thereto.

3. Exhibits.

The following exhibits are filed with, or incorporated by reference into this Report:

Exhibit Index

Exhibit Number	Description
3.1	Charter (Incorporated by reference to Exhibit 3.7 to the registrant's registration statement on Form 10-SB filed August 7, 1997 (the "Form 10-SB"))
3.2	Articles of Merger and Plan of Merger (taking into account the formation of the Tennessee wholly-owned subsidiary for the purpose of changing the Company's domicile and effecting reverse split) (Incorporated by reference to Exhibit 3.8 to the Form 10-SB)
3.3	Articles of Amendment to the Charter dated June 24, 1998 (Incorporated by reference to Exhibit 3.9 to the registrant's annual report on Form 10-KSB filed April 15, 1999 (the "1998 Form 10-KSB"))
3.4	Articles of Amendment to the Charter dated October 30, 1998 (Incorporated by reference to Exhibit 3.10 to the 1998 Form 10-KSB)
3.5	Articles of Amendment to the Charter filed March 17, 2000 (Incorporated by reference to Exhibit 3.11 to the registrant's annual report on Form 10-KSB filed April 14, 2000 (the "1999 Form 10-KSB"))
3.6	By-laws (Incorporated by reference to Exhibit 3.2 to the Form 10-SB)
3.7	Amendment and Restated By-laws dated May 19, 2005 (Incorporated by reference to the registrant's annual report on Form 10-K for the year ended December 31, 2005)
4.1	Form of Rights Certificate Incorporated by reference to registrant's statement on Form S-1 filed February 13, 2004 Registration File No. 333-109784 (the "Form S-1")
10.1	Natural Gas Sales Agreement dated November 18, 1999 between Tengasco, Inc. and Eastman Chemical Company (Incorporated by reference to Exhibit 10.10 to the registrant's current report on Form 8-K filed November 23, 1999)
10.2	Amendment Agreement between Eastman Chemical Company and Tengasco, Inc. dated March 27, 2000 (Incorporated by reference to Exhibit 10.14 to the registrant's 1999 Form 10-KSB)
10.3	Tengasco, Inc. Incentive Stock Plan (Incorporated by reference to Exhibit 4.1 to the registrant's registration statement on Form S-8 filed October 26, 2000)
10.4	Amendment to the Tengasco, Inc. Stock Incentive Plan dated May 19, 2005 (Incorporated by reference to Exhibit 4.2 to the registrant's registration statement on Form S-8 filed June 3, 2005)

10.5	Loan and Security Agreement dated as of June 29, 2006 between Tengasco, Inc. and Citibank Texas, N.A. (Incorporated by reference to Exhibit 10.1 to the registrant's current report on Form 8-K dated June 29, 2006)
10.6	Subscription Agreement of Hoactzin Partners, L.P. for the Company's ten well drilling program on its Kansas Properties dated August 3, 2007 (Incorporated by reference to Exhibit 10.15 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2007 filed March 31, 2008 [the "2007 Form 10-K"])..
10.7	Agreement and Conveyance of Net Profits Interest dated September 17, 2007 between Manufactured Methane Corporation as Grantor and Hoactzin Partners, LP as Grantee (Incorporated by reference to Exhibit 10.16 to the 2007 Form 10-K).
10.8	Agreement for Conditional Option for Exchange of Net Profits Interest for Convertible Preferred Stock dated September 17, 2007 between Tengasco, Inc., as Grantor and Hoactzin Partners, L.P., as Grantee (Incorporated by reference to Exhibit 10.17 to the 2007 Form 10-K).
10.9	Assignment of Notes and Liens Dated December 17, 2007 between Citibank, N.A., as Assignor, Sovereign Bank, as Assignee and Tengasco, Inc., Tengasco Land & Mineral Corporation and Tengasco Pipeline Corporation as Debtors (Incorporated by reference to Exhibit 10.18 to the 2007 Form 10-K).
10.10	Management Agreement dated December 18, 2007 between Tengasco, Inc. and Hoactzin Partners, L.P. (Incorporated by reference to Exhibit 10.20 to the 2007 Form 10-K).
10.11	Amendment to the Tengasco, Inc. Stock Incentive Plan dated February 1, 2008, 2008 (Incorporated by reference to Exhibit 4.1 to the registrant's registration statement on Form S-8 filed June 3, 2008)
10.12	Assignment of Leases from Black Diamond Oil, Inc. to Tengasco, Inc. (Incorporated by reference to Exhibit 10.1 to the registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2008 filed on August 11, 2008).
10.13	Energy Option Transaction Confirmation Agreement (Put) between Tengasco, Inc. and Macquarie Bank Limited dated September 17, 2009.
10.14	Energy Option Transaction Confirmation Agreement (Call) Amendment between Tengasco, Inc. and Macquarie Bank Limited dated September 17, 2009.
10.15*	Assignment of Credit Facility to F&M Bank and Trust Company
10.16	Ninth Amendment to Loan and Security Agreement dated February 22, 2011 between Tengasco, Inc. as borrower and F&M Bank Trust Company as Lender (incorporated by reference to Exhibit 9.01to the registrant's Current Report on Form 8-K filed on February 25, 2011).

14	Code of Ethics (Incorporated by reference to Exhibit 14 to the registrant's annual report on Form 10-K filed March 30, 2004)
21	List of subsidiaries (Incorporated by reference to Exhibit 21 to the 2007 Form 10-K).
23.1*	Consent of LaRoche Petroleum Consultants, Ltd.
23.2*	Consent of Risked Revenue Energy Associates
31.1*	Certification of Chief Executive Officer pursuant to Rule 13a-14(a)/15d-14
31.2*	Certification of Chief Financial Officer pursuant to Rule 13a-14(a)/15d-14(a)
32.1*	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2*	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.1*	Report of LaRoche Petroleum Consultants, Ltd. Has been added to the filing for the year ended December, 31, 2010

* Exhibit filed with this Report

Signatures

Pursuant to the requirements of Section 13 or 15 (d) of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 31, 2011

Tengasco, Inc.

(Registrant)

By: s/ Jeffrey R. Bailey
Jeffrey R. Bailey,
Chief Executive Officer

By: s/ Michael J. Rugen
Michael J. Rugen,
Principal Financial and Accounting Officer

Pursuant to the requirements of the Securities and Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in their capacities and on the dates indicated.

Signature	Title	Date
s/ Jeffrey R. Bailey Jeffrey R. Bailey	Director; Chief Executive Officer	March 31,2011
s/ Matthew K. Behrent Matthew K. Behrent	Director	March 31, 2011
s/ John A. Clendening John A. Clendening	Director	March 31, 2011
s/Carlos P. Salas Carlos P. Salas	Director	March 31, 2011
s/ Peter E. Salas Peter E. Salas	Director	March 31, 2011
s/ Hughree F. Brooks Hughree F. Brooks	Director	March 31, 2011
s/ Michael J. Rugen Michael J. Rugen	Principal and Financial Accounting Officer	March 31, 2011

Tengasco, Inc. and Subsidiaries

Consolidated Financial Statements
Years Ended December 31, 2010 2009, and 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Director's and
Stockholder's of Tengasco, Inc.

We have audited the accompanying consolidated balance sheets of Tengasco, Inc. (the "Company") as of December 31, 2010 and 2009, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2010. The Company's management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company was not required for 2010 to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Tengasco, Inc. as of December 31, 2010 and 2009, and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

s/ Rodefer Moss & Co., PLLC

Knoxville, Tennessee
March 31, 2011

Tengasco, Inc. and Subsidiaries
Consolidated Balance Sheets
(In thousands, except per share and share data)

	December 31, 2010	2009
Assets		
Current		
Cash and cash equivalents	$ 141	$ 422
Accounts receivable	1,517	1,148
Accounts receivable-related party	993	-
Inventory	577	581
Deferred tax asset-current	264	288
Other current assets	42	20
Total current assets	3,534	2,459
Restricted cash	121	121
Loan fees, net	99	146
Oil and gas properties, net (*full cost accounting method*)	14,157	12,360
Pipeline facilities, net	7,041	12,397
Methane project, net	4,394	4,403
Other property and equipment, net	308	306
Deferred tax asset	10,095	8,982
Total assets	$ 39,749	$ 41,174

See accompanying Notes to Consolidated Financial Statements

Tengasco, Inc. and Subsidiaries
Consolidated Balance Sheets

(In thousands, except per share and share data)

	December 31, 2010	December 31, 2009
Liabilities and Stockholders' Equity		
Current liabilities		
Accounts payable-trade	$ 550	$ 742
Accounts payable other	993	-
Accrued liabilities	571	302
Deferred conveyance oil and gas properties	-	490
Prepaid revenues- current	594	153
Current maturities of long-term debt	129	119
Unrealized derivative liability-current	687	748
Total current liabilities	3,524	2,554
Asset retirement obligation	1,437	450
Prepaid revenues-noncurrent	-	700
Long term debt, less current maturities	9,564	10,062
Unrealized derivative liability-noncurrent	-	565
Total liabilities	14,525	14,331
Stockholders' equity		
Common stock, $.001 par value: authorized 100,000,000 Shares; 60,687,413 and 59,760,661 shares issued and outstanding	61	60
Additional paid in capital	55,402	55,277
Accumulated deficit	(30,239)	(28,494)
Total stockholders' equity	25,224	26,843
Total liabilities and stockholders' equity	$ 39,749	$ 41,174

See accompanying Notes to Consolidated Financial Statements

Tengasco, Inc. and Subsidiaries
Consolidated Statements of Operations
(In thousands, except per share and share data)

	Years ended December 31,		
	2010	2009	2008
Revenues	$ 13,216	$ 9,731	$ 15,601
Cost and expenses			
Production costs and taxes	6,020	5,315	5,888
Depreciation, depletion, and amortization	2,627	2,571	2,160
General and administrative	2,294	2,085	2,168
Impairment	4,957	-	11,608
Total cost and expenses	15,898	9,971	21,824
Net income (loss) from operations	(2,682)	(240)	(6,223)
Other income (expense)			
Interest expense	(659)	(634)	(608)
Gain (loss) on derivatives	492	(1,313)	-
Gain (loss) on sale of assets	15	-	-
Total other income (expense)	(152)	(1,947)	(608)
Income (loss) before income tax	(2,834)	(2,187)	(6,831)
Deferred tax benefit	1,089	169	8,625
Income tax expense	-	-	(1,624)
Net income (loss)	$ (1,745)	$ (2,018)	$ 170
Net income (loss) per share			
Basic	$ (0.03)	$ (0.03)	$ 0.00
Fully diluted	$ (0.03)	$ (0.03)	$ 0.00
Shares used in computing earnings per share			
Basic	60,415,859	59,408,990	59,248,446
Diluted	60,415,859	59,408,990	61,492,446

See accompanying Notes to Consolidated Financial Statements

Tengasco, Inc. and Subsidiaries
Consolidated Statements of Stockholders' Equity
(In thousands, except per share and share data)

	Common Stock		Paid-in Capital	Accumulated Deficit	Total
	Shares	Amount			
Balance, December 31, 2007	59,155,750	$ 59	$ 54,690	$ (26,646)	$ 28,103
Net income	-	-	-	170	170
Options and compensation expense	-	-	213	-	213
Shares issued for compensation	30,000	-	18	-	18
Common stock issued for exercise of warrants	164,911	-	72	-	72
Balance, December 31, 2008	59,350,661	$59	$54,993	$(26,476)	$28,576
Net loss	-	-	-	(2,018)	(2,018)
Options and compensation expense	-	-	174	-	174
Common stock issued for exercise of options	410,000	1	110	-	111
Balance, December 31, 2009	59,760,661	$60	$55,277	$(28,494)	$26,843
Net loss	-	-	-	(1,745)	(1,745)
Options and compensation expense	-	-	111	-	111
Common stock issued for exercise of options	926,752	1	14	-	15
Balance, December 31, 2010	60,687,413	$ 61	$ 55,402	$ (30,239)	$ 25,224

See accompanying Notes to Consolidated Financial Statements

Tengasco, Inc. and Subsidiaries
Consolidated Statements of Cash Flows

(In thousands)

	Years Ended December 31,		
	2010	2009	2008
Operating activities			
Net income (loss)	$ (1,745)	$ (2,018)	$ 170
Adjustments to reconcile net income to net cash			
Provided by operating activities			
Depreciation, depletion, and amortization	2,627	2,571	2,160
Amortization of loan fees-interest expenses	97	-	-
Accretion on asset retirement obligation	112	48	155
Impairment	4,957	-	11,608
(Gain) loss on sale of vehicles/equipment	(15)	-	10
Compensation and services paid in stock options	111	174	231
Deferred tax expense (benefit)	(1,089)	(169)	(7,001)
Unrealized (gain) loss on derivatives	(626)	1,313	-
Changes in assets and liabilities			
Accounts receivable	(369)	(20)	(22)
Accounts receivable-related party	(993)	-	-
Inventory	4	(105)	(15)
Other assets	(22)	(10)	-
Accounts payable-trade	(191)	41	(203)
Accounts payable- other	993	-	-
Accrued liabilities	268	(137)	67
Settlement on asset retirement obligations	(75)	-	(30)
Net cash provided by operating activities	4,044	1,688	7,130
Investing activities			
Additions to oil and gas properties	(3,533)	(1,020)	(11,965)
Proceeds from sale of oil and gas properties	-	142	-
Net additions to Methane Project	(69)	(184)	(2,707)
Net additions to pipeline facilities	(22)	(418)	(7)
Net additions to other property & equipment	(134)	-	(189)
Net cash (used in) investing activities	(3,758)	(1,480)	(14,868)
Financing activities			
Proceeds from exercise of options/warrants	15	111	72
Proceeds from borrowings	-	-	5,889
Repayment of borrowings	(532)	(142)	(136)
Loan fees	(50)	-	(69)
Net cash provided by (used in) financing activities	(567)	(31)	5,756
Net change in cash and change equivalents	(281)	177	(1,982)
Cash and cash equivalents, beginning of period	422	245	2,227
Cash and cash equivalents, end of period	$ 141	$ 422	$ 245
Supplemental cash flow information:			
Interest paid	$ 562	$ 634	$ 447
Supplemental non-cash investing and financing activities:			
Financed Company vehicles	$ 44	$ 196	-

See accompanying Notes to Consolidated Financial Statements

Tengasco, Inc. and Subsidiaries
Notes to Consolidated Financial Statements

1. Description of Business and Significant Accounting Policies

Tengasco, Inc. is a Tennessee corporation ("Tengasco" or the "Company").

The Company is in the business of exploration and production of oil and natural gas. The Company's primary area of oil exploration and production is in Kansas. The Company's primary area of gas exploration and production is the Swan Creek Field in Tennessee.

The Company's wholly-owned subsidiary, Tengasco Pipeline Corporation ("TPC"), owns and operates a 65 mile intrastate pipeline which it constructed to transport natural gas from the Company's Swan Creek Field to customers in Kingsport, Tennessee.

The Company's wholly-owned subsidiary, Manufactured Methane Corporation ("MMC") owns and operates treatment and delivery facilities using the latest developments in available treatment technologies for the extraction of methane gas from nonconventional sources for delivery through the nations existing natural gas pipeline system, including the Company's TPC pipeline system in Tennessee for eventual sale to natural gas customers.

Principles of Consolidation

The accompanying consolidated financial statements are presented in accordance with U.S. generally accepted accounting principles. The consolidated financial statements include the accounts of the Company, and its wholly-owned subsidiaries after elimination of all significant intercompany transactions and balances.

Use of Estimates

The accompanying consolidated financial statements are prepared in conformity with U.S. generally accepted accounting principles which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The actual results could differ from those estimates.

Revenue Recognition

Revenues are recognized based on actual volumes of oil and gas sold to purchasers at a fixed or determinable price, when delivery has occurred and title has transferred, and collectability is reasonably assured. Natural gas meters are placed at the customer's location and usage is billed each month. Crude oil is stored and at the time of delivery to the purchasers, revenues are recognized.

Cash and Cash Equivalents

Cash and cash equivalents include temporary cash investments with a maturity of ninety days or less at date of purchase. The Company has elected to enter into a sweep account arrangement allowing excess cash balances to be used to temporarily pay down the credit facility, thereby, reducing overall interest cost.

Inventory

Inventory consists of crude oil in tanks and is carried at lower of cost or market value. In addition, the Company also carried tubing to be used in Kansas operation and is carried at lower of cost or market value.

Oil and Gas Properties

The Company follows the full cost method of accounting for oil and gas property acquisition, exploration, and development activities. Under this method, all costs incurred in connection with acquisition, exploration and development of oil and gas reserves are capitalized. Capitalized costs include lease acquisitions, seismic surveys, drilling, completion, and estimated asset retirement costs. The capitalized costs of oil and gas properties, plus estimated future development costs relating to proved reserves and estimated asset retirement costs, which are not already included net of estimated salvage value, are amortized on the unit-of-production method based on total proved reserves. The Company has determined its reserves based upon reserve reports provided by LaRoche Petroleum Consultants Ltd. in 2010, 2009, and 2008. The costs of unproved properties are excluded from amortization until the properties are evaluated, subject to an annual assessment of whether impairment has occurred. The Company currently has $0.2 million in unevaluated properties as of December 31, 2010. Proceeds from the sale of oil and gas properties are accounted for as reductions to capitalized costs unless such sales cause a significant change in the relationship between costs and the estimated value of proved reserves, in which case a gain or loss is recognized.

At the end of each reporting period, the Company performs a "ceiling test" on the value of the net capitalized cost of oil and gas properties. This test compares the net capitalized cost (capitalized cost of oil and gas properties, net of accumulated depreciation, depletion and amortization and related deferred income taxes) to the present value of estimated future net revenues from oil and gas properties using an average price (arithmetic average of the beginning of month prices for the prior 12 months) and current cost discounted at 10% plus cost of properties not being amortized and the lower of cost or estimated fair value of unproven properties included in the cost being amortized (ceiling). Prior to the year ending December 31, 2009, the ceiling was calculated using the year end price. The change from using the year-end price to using the average price was based on adoption of ASU 2010-03, Extractive Activities – Oil and Gas ("Topic 932"); Oil and Gas Reserve Estimation and Disclosures (see "Recent Accounting Pronouncements").

During 2008, the Company recorded an $11.6 million non-cash ceiling test writedown. This writedown resulted from a significant reduction of the Companies proved reserve value as of December 31, 2008 due to low year end oil prices.

Asset Retirement Obligation

We record the fair value of a liability for a legal obligation to retire an asset in the period in which the liability is incurred with an offsetting increase to oil and gas properties. For oil and gas properties, this is the period in which the well is drilled or acquired. A legal obligation is a liability that a party is required to settle as a result of an existing law, statute, ordinance or contract. Each period, we accrete the liability to its then present value and depreciate the capitalized cost over the useful life of the related asset.

Pipeline Facilities

The pipeline was placed into service upon its completion on March 8, 2001. The pipeline is being depreciated over its estimated useful life of 30 years beginning at the time it was placed in service. During 2010, the Company recorded a $5 million ($3.0 million net of tax effect) non-cash writedown of its pipeline asset. This writedown resulted from the Company's assessment that cash flows generated from the pipeline were insufficient to recover the pipeline's net book value. During the fourth quarter of 2010 the Company received expressions of interest from potential purchasers of the pipeline asset which were significantly below the asset's pre-writedown net book value of $12 million. These expressions of interest indicated that the carrying amount of the pipeline may not be recoverable.

Manufactured Methane Facilities

The methane facilities were placed into service on April 1, 2009. The methane facilities are being depreciated over an estimated useful life of 32 years and 9 months beginning at the time it was placed in service. This useful life is based on estimated landfill closure date of December 2041. During 2009, an estimated life of 13 years and 9 months was used to calculate depreciation. The life used in 2009 was based on Republic's previously estimated landfill closure date of December 2021. Had the estimated useful life used during 2009 been used during 2010 depreciation expense would have increased by approximately $0.1 million.

Other Property and Equipment

Other property and equipment is carried at cost. The Company provides for depreciation of other property and equipment using the straight-line method over the estimated useful lives of the assets which range from two to seven years. Net gains or losses on other property and equipment disposed of are included in operating income in the period in which the transaction occurs.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with FASB ASC 718 Compensation-Stock Compensation. ASC 718 requires all share-based payments to employees to be recognized in our consolidated statements of operations based on their estimated fair values. We recognize expense on a straight line basis over the vesting period of the options. The Company recorded compensation expense of $0.1 million in 2010 and $0.2 million in 2009 and 2008.

Accounts Receivable

Senior management reviews accounts receivable on a monthly basis to determine if any receivables will potentially be uncollectible. Based on the information available, the Company believes no allowance for doubtful accounts as of December 31, 2010 and 2009 is necessary. However, actual write-offs may occur.

Income Taxes

Income taxes are reported in accordance with U.S. GAAP, which requires the establishment of deferred tax accounts for all temporary differences between the financial reporting and tax bases of assets and liabilities, using currently enacted federal and state income tax rates. In addition, deferred tax accounts must be adjusted to reflect new rates if enacted into law. Temporary differences result principally from federal and state net operating loss carryforwards, differences in oil and gas property values resulting from a 2008 ceiling test write down, differences in pipeline values resulting from a 2010 impairment, and differences in methods of reporting depreciation and amortization.

At December 31, 2010, federal net operating loss carryforwards amounted to approximately $18.3 million which expire between 2013 and 2024. The total deferred tax asset was $10.4 million and $9.3 million at December 31, 2010 and 2009, respectively.

Realization of deferred tax assets is contingent on the generation of future taxable income. As a result, management considers whether it is more likely than not that all or a portion of such assets will be realized during periods when they are available, and if not, management provides a valuation allowance for amounts not likely to be recovered.

Management periodically evaluates tax reporting methods to determine if any uncertain tax positions exist that would require the establishment of a loss contingency. A loss contingency would be recognized if it were probable that a liability has been incurred as of the date of the financial statements and the amount of the loss can be reasonably estimated. The amount recognized is subject to estimates and management's judgment with respect to the likely outcome of each uncertain tax position. The amount that is ultimately incurred for an individual uncertain tax position or for all uncertain tax positions in the aggregate could differ from the amount recognized. Management has determined that no significant uncertain tax positions existed as of December 31, 2010, and December 31, 2009.

Concentration of Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and accounts receivable. Cash and cash equivalents are maintained at financial institutions and, at times, balances may exceed federally insured limits.

We have never experienced any losses related to these balances. All of our non-interest bearing cash balances were fully insured at December 31, 2010 due to a temporary federal program in effect from December 31, 2010 through December 31, 2012. Under the program, there is no limit to the amount of insurance for eligible accounts. Beginning 2013, insurance coverage will revert to $250,000 per depositor at each financial institution, and our non-interest bearing cash balances may again exceed federally insured limits. The Company's primary business activities include oil and gas sales to a limited number of customers in the states of Kansas and Tennessee. The related trade receivables subject the Company to a concentration of credit risk.

The Company sells a majority of its crude oil primarily to one customer in Tennessee and two customers in Kansas. Additionally, the Company is presently dependent upon a small number of customers for the sale of gas from the Swan Creek Field. Although management believes that customers could be replaced in the ordinary course of business, if the present customers were to discontinue business with the Company, it may have a significant adverse effect on the Company's projected results of operations.

Revenue from the top three purchasers accounted for 80.0%, 16.6% and 2.3% of total oil and gas revenues for year ended December 31, 2010. Revenue from the top three purchasers accounted for 85.1%, 10.5% and 3.1% of total oil and gas revenues for the year ended December 31, 2009. Revenue from the top three purchasers accounted for 93.6%, 3.5% and 2.5% of total oil and gas revenues for the year ended December 31, 2008.

Income per Common Share

In accordance with FASB ASC 260, Earnings Per Share, basic income per share is based on 60,415,859, 59,408,990 and 59,248,446 weighted average shares outstanding for the years ended December 31, 2010, 2009 and 2008, respectively. Diluted earnings per common share are computed by dividing income available to common shareholders by the weighted average number of shares of common stock outstanding during the period increased to include the number of additional shares of common stock that would have been outstanding if the dilutive potential shares of common stock had been issued. The dilutive effect of outstanding options and warrants is reflected in diluted earnings per share. Because the Company had a net losses for the years ended December 31, 2010 and 2009, dilutive potential shares of common stock are excluded as they are anti-dilutive. The number of dilutive shares were 2,244,000 for the year ended December 31, 2008.

Fair Value of Financial Instruments

Fair value of cash and cash equivalents, investments and short term debt approximate their carrying value due to the short period of time to maturity. Fair value of long term debt is based on quoted market prices or pricing models using current market rates, which approximate carrying value. (See Note 12 Fair Value Measurement)

Derivative Financial Instruments

The Company uses derivative instruments to manage our exposure to commodity price risk on sales of oil production. The Company does not enter into the derivative instruments for speculative trading purposes. The Company presents the fair value of derivative contracts on a net basis where the right to offset is provided for in our counterparty agreements. (See Note 13 Derivatives)

Reclassifications

Certain prior year amounts have been reclassified to conform to current year presentation with no effect on net income.

2. Recent Accounting Pronouncements

In July 2010, the "Dodd-Frank Wall Street Reform and Consumer Protection Act" ("Wall Street Reform Act") was signed into law. The Wall Street Reform Act permanently exempts small public companies with less than $75 million in market capitalization (nonaccelerated filers) from the requirement in Section 404(b) of the Sarbanes-Oxley Act of 2002 that requires a registrant to provide an attestation report on management's assessment of internal controls over financial reporting by the registrant's external auditor. Disclosure of management's assessment of internal controls over financial reporting under existing Section 404(a) is still required for nonaccelerated filers. In February, 2010, the FASB issued Accounting Standards Update ("ASU") 2010-09, effective immediately, which amended ASC Topic 855, Subsequent Events. The amendment was made to address concerns about conflicts with SEC guidance and other practice issues. Among the provisions of the amendment, the FASB defined a new type of entity, termed an "SEC filer," which is an entity required to file with or furnish its financial statements to the SEC. Entities other than registrants whose financial statements are included in SEC filings (e.g., businesses or real estate operations acquired or to be acquired, equity method investees, and entities whose securities collateralize registered securities) are not SEC filers. While an SEC filer is still required by U.S. GAAP to evaluate subsequent events through the date its financial statements are issued, it is no longer required to disclose in the financial statements that it has done so or the date through which subsequent events have been evaluated. The Company does not believe the changes have a material impact on its results of operations or financial position.

In February, 2010, the FASB issued Accounting Standards Update ("ASU") 2010-09, effective immediately, which amended ASC Topic 855, Subsequent Events. The amendment was made to address concerns about conflicts with SEC guidance and other practice issues. Among the provisions of the amendment, the FASB defined a new type of entity, termed an "SEC filer," which is an entity required to file with or furnish its financial statements to the SEC. Entities other than registrants whose financial statements are included in SEC filings (e.g., businesses or real estate operations acquired or to be acquired, equity method investees, and entities whose securities collateralize registered securities) are not SEC filers.

While an SEC filer is still required by U.S. GAAP to evaluate subsequent events through the date its financial statements are issued, it is no longer required to disclose in the financial statements that it has done so or the date through which subsequent events have been evaluated. The Company does not believe the changes have a material impact on its results of operations or financial position.

In January 2010, the FASB issued ASU 2010-06, "Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements". This update requires more robust disclosures about valuation techniques and inputs to fair value measurements. The update is effective for interim and annual reporting periods beginning after December 15, 2009. This update had no material effect on the Company's consolidated financial statements.

In July 2009, the FASB issued ASC 855-10-50, "Subsequent Events", which requires an entity to recognize in the financial statements the effects of all subsequent events that provide additional evidence about conditions that existed at the date of the balance sheet, including the estimates inherent in the preparation of the financial statements. The final rules were effective for interim and annual reports issued after June 15, 2009. The Company has adopted the policy effective September, 2009. There was no material effect on the Company's consolidated financial statements as a result of the adoption.

In June 2009, the FASB issued ASC 105, Codification which establishes FASB Codification as the source of authoritative U.S. GAAP recognized by the FASB to be applied by nongovernmental entities. The final rule was effective for interim and annual reports issued after September 15, 2009. The Company has adopted the policy effective September 30, 2009. There was no material effect on the presentation of the Company's consolidated financial statements as a result of the adoption of ASC 105.

On December 31, 2008, the SEC published the final rules and interpretations updating its oil and gas reporting requirements ("Modernization of Oil and Gas Reporting"). In January 2010, the FASB released ASU 2010-03, Extractive Activities - Oil and Gas ("Topic 932"); Oil and Gas Reserve Estimation and Disclosures, aligning U.S. GAAP standards with the SEC's new rules. Many of the revisions were updates to definitions in the existing oil and gas rules to make them consistent with the petroleum resource management system, which is a widely accepted standard for the management of petroleum resources that was developed by several industry organizations. Key revisions include: (a) changes to the pricing used to estimate reserves utilizing a 12-month average price rather than a single day spot price which eliminates the ability to utilize subsequent prices to the end of a reporting period when the full cost ceiling was exceeded and subsequent pricing exceeds pricing at the end of a reporting period; (b) the ability to include nontraditional resources in reserves; (c) the use of new technology for determining reserves; and (d) permitting disclosure of probable and possible reserves.

The SEC requires companies to comply with the amended disclosure requirements for registration statements filed after January 1, 2010, and for annual reports on Form 10-K for fiscal years ending on or after December 15, 2009. ASU 2010-03 is effective for annual periods ending on or after December 31, 2009. Adoption of Topic 932 did not have a material impact on the Company's results of operations or financial position. In April 2010, the FASB issued ASU 2010-14, Accounting for Extractive Activities-Oil & Gas: Amendments to Paragraph 932-10-S99-1. This ASU amends terminology as defined in Topic 932-10-S99-1. Adoption of this amendment did not have a material impact on the Company's results of operations or financial position.

3. Related Party Transactions

On September 17, 2007, the Company entered into a drilling program with Hoactzin Partners, L.P. ("Hoactzin") for ten wells consisting of approximately three wildcat wells and seven developmental wells to be drilled on the Company's Kansas Properties (the "Ten Well Program"). Peter E. Salas, the Chairman of the Board of Directors of the Company, is the controlling person of Hoactzin. He is also the sole shareholder and controlling person of Dolphin Management, Inc. and the general partner of Dolphin Offshore Partners, L.P., which is the Company's largest shareholder. Carlos P. Salas, a director of the Company, has an interest in Hoactzin but is not a controlling person of Hoactzin. Under the terms of the Ten Well Program, Hoactzin was to pay the Company $0.4 million for each well in the Ten Well Program completed as a producing well and $0.25 million for each well drilled that was non-productive. The terms of the Ten Well Program also provide that Hoactzin will receive all the working interest in the ten wells in the Program, but will pay an initial fee to the Company of 25% of its working interest revenues net of operating expenses. This is referred to as a management fee but, as defined, is in the nature of a net profits interest. The fee paid to the Company by Hoactzin will increase to 85% of working interest revenues when and if net revenues received by Hoactzin reach an agreed payout point of approximately 1.35 times Hoactzin's purchase price (the "Payout Point") for its interest in the Ten Well Program.

In March 2008, the Company drilled and completed the tenth and final well in the Ten Well Program. Of the ten wells drilled, nine were completed as oil producers and are currently producing approximately 49 barrels per day in total. Hoactzin paid a total of $3.85 million (the "Purchase Price") for its interest in the Ten Well Program resulting in the Payout Point being determined as $5.2 million. The amount paid by Hoactzin for its interest in the Program wells exceeded the Company's actual drilling costs of approximately $2.8 million for the ten wells by more than $1 million.

Although production level of the Program wells will decline with time in accordance with expected decline curves for these types of wells, based on the drilling results of the wells in the Ten Well Program and the current price of oil, the Program wells are now expected to reach the Payout Point by December 31, 2013.

However, under the terms of the Company's agreement with Hoactzin, reaching the Payout Point may be accelerated by operation of a second agreement by which Hoactzin will apply 75% of the net proceeds it receives from a methane extraction project discussed below developed by the Company's wholly-owned subsidiary, Manufactured Methane Corporation ("MMC"), to the Payout Point. Those methane project proceeds if applied may result in the Payout Point being achieved sooner than relying solely upon revenues from the Program wells.

On September 17, 2007, Hoactzin, simultaneously with subscribing to participate in the Ten Well Program, pursuant to an additional agreement with the Company was conveyed a 75% net profits interest in the methane extraction project developed by MMC at the Carter Valley landfill owned and operated by Republic Services in Church Hill, Tennessee (the "Methane Project"). Revenues from the Project received by Hoactzin will be applied towards the determination of the Payout Point (as defined above) for the Ten Well Program. When the Payout Point is reached from either the revenues from the wells drilled in the Ten Well Program or the Methane Project or a combination thereof, Hoactzin's net profits interest in the Methane Project will decrease to a 7.5% net profits interest.

On September 17, 2007, the Company also entered into an additional agreement with Hoactzin providing that if the Program and the Methane Project interest in combination failed to return net revenues to Hoactzin equal to 25% of the Purchase Price it paid for its interest in the Ten Well Program by December 31, 2009, then Hoactzin would have an option to exchange up to 20% of its net profits interest in the Methane Project for convertible preferred stock to be issued by the Company with a liquidation value equal to 20% of the Purchase Price less the net proceeds received at the time of any exchange. At the time the agreement was negotiated, the Company's forecast of the probable results of the projects indicated that there was little risk that the option to acquire preferred stock would ever arise, so the Company placed no significant value to the preferred stock option. By December 31, 2010 the amount of net revenues received by Hoactzin from the Ten Well Program has reduced the Company's obligation to Hoactzin for the amount of the funds it had advanced for the Purchase Price from $3.85 million to $0.6 million. The conversion option would be set at issuance of the preferred stock at the then twenty business day trailing average closing price of Company stock on the NYSE Amex. Hoactzin has a similar option each year after 2009 in which Hoactzin's then-unrecovered Purchase Price at the beginning of the year is not reduced 20% further by the end of that year, using the same conversion option calculation at date of the subsequent year's issuance if any. The Company, however, may in any year make a cash payment from any source in the amount required to prevent such an exchange option for preferred stock from arising. In addition, the conversion right is limited to no more than 19% of the outstanding common shares of the Company.

In the event Hoactzin's 75% net profits interest in the Methane Project were fully exchanged for preferred stock, by definition the reduction of that 75% interest to a 7.5%

net profits interest that was agreed to occur upon the receipt of 1.3547 of the Purchase Price by Hoactzin could not happen because the larger percentage interest then exchanged, no longer exists to be reduced. Accordingly, Hoactzin would retain no net profits interest in the Methane Project after a full exchange of Hoactzin's 75% net profits interest for preferred stock.

Under this exchange agreement, if no proceeds at all were received by Hoactzin through 2009 or in any year thereafter (i.e. a worst-case scenario already highly unlikely in view of the success of the Program), then Hoactzin would have an option to exchange 20% of its interest in the Methane Project in 2010 and each year thereafter for preferred stock with liquidation value of 100% of the Purchase Price (not 135%) convertible at the trailing average price before each year's issuance of the preferred stock. The maximum number of common shares into which all such preferred stock could be converted cannot be calculated given the formulaic determination of conversion price based on future stock price.

However, since revenues from the Ten Well Program have resulted in 85% of the Purchase Price having already been reached there is no requirement to issue any preferred stock in 2010. Further, it is highly unlikely that any requirement to issue preferred stock will arise in any succeeding years.

On December 18, 2007, the Company entered into a Management Agreement with Hoactzin. On that same date, the Company also entered into an agreement with Charles Patrick McInturff employing him as a Vice-President of the Company. Pursuant to the Management Agreement with Hoactzin, Mr. McInturff's duties while he is employed as Vice-President of the Company will include the management on behalf of Hoactzin of its working interest in certain oil and gas properties owned by Hoactzin and located in the onshore Texas Gulf Coast, and offshore Texas and offshore Louisiana. As consideration for the Company entering into the Management Agreement, Hoactzin has agreed that it will be responsible to reimburse the Company for the payment of one-half of Mr. McInturff's salary, as well as certain other benefits he receives during his employment by the Company. In further consideration for the Company's agreement to enter into the Management Agreement, Hoactzin has granted to the Company an option to participate in up to a 15% working interest on a dollar for dollar cost basis in any new drilling or work-over activities undertaken on Hoactzin's managed properties during the term of the Management Agreement. The term of the Management Agreement ends on the earlier of the date Hoactzin sells its interest in its managed properties or five years (December 2012).

The Company became the operator of certain properties owned by Hoactzin in connection with the Management Agreement. The Company obtained from IndemCo, over time, bonds in the face amount of approximately $10.7 million for the purpose of covering plugging and abandonment obligations for operated properties located in federal offshore waters in favor of both the Minerals Management Service and certain private parties. In connection with the issuance of these bonds, the Company entered into a Payment and Indemnity Agreement with IndemCo that guarantees payment of any bonding liabilities incurred by IndemCo.

Dolphin Direct Equity Partners, LP co-signed the Payment and Indemnity Agreement, thereby becoming jointly and severally liable with the Company for the obligations to IndemCo and also provided $6.5 million in collateral in the form of cash and a letter of credit to IndemCo. Dolphin Direct Equity Partners is a private equity fund controlled by Peter E. Salas that has a significant economic interest in Hoactzin.

As operator, the Company has routinely contracted in its name for goods and services with vendors in connection with its operation of the Hoactzin properties. In practice, Hoactzin pays directly these invoices for goods and services that are contracted in the Company's name. At December 31, 2009, no vendor payables related to the Management Agreement were recorded by the Company because the amounts were insignificant. During late 2009 and early 2010, Hoactzin undertook several significant operations, for which the Company contracted in the ordinary course. Payables related to
these and ongoing operations remained outstanding at the end of 2010 in the amount of $0.99 million. Because this amount is material, the Company has recorded the Hoactzin-related payables and the corresponding receivable from Hoactzin as of December 31, 2010 in its Consolidated Balance Sheets under "Accounts payable – other" and "Accounts receivable – related party". As a result of the operations performed in late 2009 and early 2010, Hoactzin currently has significant past due balances to several vendors, a portion of which are included on the Company's balance sheet. No Tengasco funds have been advanced by Tengasco to pay any obligations of Hoactzin. No borrowing capability of Tengasco has been or is expected to be used, by the Company in connection with its obligations under the Management Agreement. Hoactzin's obligations to vendors reflected in the account receivable from Hoactzin in the Company's filings have been reduced by Hoactzin from approximately $1.71 million at March 31, 2010 to $1.56 million at June 30, 2010 to $1.24 million at September 30, 2010 to $0.99 million at December 31, 2010, and the Company expects that Hoactzin will fully satisfy these obligations with its own resources. The Management Agreement terminates at the earlier of the date of sale, if any, by Hoactzin of its managed properties, or December 2012.

4. Deferred Conveyance/Prepaid Revenues

The Company has adopted a deferred conveyance/prepaid revenues presentation of the transactions between the Company and Hoactzin Partners, L.P. on September 17, 2007 to more clearly present the effects of the three-part transaction consisting of the Ten Well Program, the Methane Project and a contingent exchange option agreement.

To reflect the deferred conveyance, the Company has allocated $0.9 million of the $3.85 million Purchase Price paid by Hoactzin for its interest in the Ten Well Program to the Methane Project, based on a relative fair value calculation of the Methane Project's portion of the projected payout stream of the combined two projects as seen at the inception of the agreement, utilizing then current prices and anticipated time periods when the Methane Project would come on stream. The Ten Well Program at inception was $2.95 million and the prepaid revenues were $0.9 million.

The Company has established separate deferred conveyance and prepaid revenue accounts for the Ten Well Program and the Methane Project. Release of the deferred amounts to the Ten Well Program will be made as proceeds are actually distributed to Hoactzin. Release will be made on the respective proceeds only as to each project until either one or both satisfy the threshold amount that removes the contingent equity exchange option. The prepaid revenues will be released using the units of production method.

The reserve information for the parties' respective Ten Well Program interests as of December 31, 2010 is indicated in the table below. Reserve reports are obtained annually and estimates related to those reports are updated upon receipt of the report. These calculations were made using commodity prices based on the twelve month arithmetic average of the first day of the month price for the period January through December 2010 as required by SEC regulations. The table below reflects eventual pay as occurring through the realization of proceeds at prices used in the reserve report dated December 31, 2010 of approximately $72.30 per barrel.

Reserve Information for Ten Well Program Interest for the Year Ended December 31, 2010

	Barrels Attributable to Party's Interest MBbl	Future Cash Flows Attributable to Party's Interest (in thousands)	Present Value of Future Cash Flows Attributable to Party's Interest (in thousands)
Tengasco	69.4	$2,779	$1,022
Hoactzin Partners, L.P.	50.3	$2,367	$1,647

As of year-end 2010, the original invested amount of $3.85 million has been reduced to $0.6 million. Hoactzin's first right to convert its invested amount of $3.85 million into preferred stock is only exercisable to the extent Hoactzin's investment has not been reduced by 25% by the end of 2009. For each year after 2009 in which Hoactzin's then-unrecovered invested amount at the beginning of the year is not reduced 20% further by the end of that year, Hoactzin has a similar option. Consequently, Hoactzin is already precluded by these results from any possibility of exercising its contingent option under the exchange agreement to convert into preferred stock until the year ending December 31, 2011 at the earliest. All of the $3.25 million paid from the program has been from the Ten Well Program and the deferred conveyance account has been reduced from $3 million to zero and the prepaid revenue has been reduced from $0.85 million to $0.6 million.

As noted, in future periods, the Company anticipates that this Hoactzin investment will continue to be further reduced by sales of oil produced from the Ten Well Program, or methane produced from the Methane Project, or both. From inception of the project through December 31, 2011, the Company projects that the original $3.85 million Purchase Price will be reduced to zero. As a result, Hoactzin's contingent option to exchange for preferred stock would fully terminate without any further annual reduction tests. These projections are based upon expected production levels from the oil wells in the Ten Well Program using an $80 oil price and an estimated 400 Mcf/day production from the Methane Project. The projection will vary with the actual oil prices, production volumes, and expenses experienced in 2011. Based on these projections the Company considers that it is a remote contingency that any right of Hoactzin to elect to exchange its Methane Project interest for Company preferred stock will ever arise. However, in the event of a conversion of Hoactzin's Methane Project interest for Company preferred stock as set out in limited circumstances in the applicable agreement, and which the Company anticipates is highly unlikely, there would be a debit to the prepaid revenue account for both the Ten Well Program and Methane Project because no contingent option would remain on such a conversion and the Company would simultaneously credit preferred stock in the converted amount. In the event of the termination of the option to convert into preferred stock because the $3.85 million has been repaid from the Ten Well Program or Methane Project or both, the applicable oil and gas properties will be deemed to have been fully conveyed to Hoactzin and the Ten Well Program account, will be credited and the liability will be removed, as at this time the price received for the program will be fixed and determinable.

5. Oil and Gas Properties

The following table sets forth information concerning the Company's oil and gas properties: *(in thousands):*

	December 31,	
	2010	2009
Oil and gas properties, at cost	$ 27,837	$ 24,182
Unevaluated properties	189	109
Accumulated depreciation, depletion and amortization	(13,869)	(11,931)
Oil and gas properties, net	$ 14,157	$ 12,360

During the years ended December 31, 2010, 2009, and 2008, the Company recorded depletion expense of $1.9 million, $1.8 million and $1.4 million, respectively.

During 2009, the Company received $0.14 million in proceeds for the disposal of the Deutsch, Howlier, Landers, and Pfeiffer properties. (See Note 23, Supplemental Oil and Gas Information, Standardized Measure of Discounted Net Cash Flows for information regarding the reserve value impact of these sales.)

6. Pipeline Facilities

In 1996, the Company began construction of a 65 mile pipeline connecting the Swan Creek development project to a gas purchaser and enabling the Company to develop gas transportation business opportunities in the future. Phase I, a 23 mile portion of the pipeline, was completed in 1998. Phase II of the pipeline, the remaining 42 miles, was completed in March 2001.

The estimated useful life of the pipeline for depreciation purposes is 30 years. The Company recorded depreciation expense of $0.4 million, for the years ended December 31, 2010 and 2009, and $0.5 million for the year ended December 31, 2008. Gross costs were $11.8 million at December 31, 2010 and $16.8 million at December 31, 2009. Accumulated depreciation was $4.8 million at December 31, 2010, $4.4 million at 2009 and $4.0 million in 2008. The reduction of gross cost from 2009 to 2010 resulted from a $5 million ($3.0 million net of tax effect) non-cash writedown of its pipeline asset. This writedown resulted from the Company's assessment that cash flows generated from the pipeline were insufficient to recover the pipeline's net book value. During the fourth quarter of 2010 the Company received expressions of interest from potential purchasers of the pipeline asset which were significantly below the asset's pre-writedown net book value of $12 million. These expressions of interest indicated that the carrying amount of the pipeline may not be recoverable.

7. Manufactured Methane Facility

The methane facilities were placed into service on April 1, 2009. The methane facilities are being depreciated over an estimated useful life of 32 years and 9 months beginning at the time it was placed in service. This useful life is based on estimated landfill closure date of December 2041. Gross costs were $4.6 million and $4.5 million and accumulated depreciation was $0.2 million and $0.1 million at December 31, 2010 and 2009 respectively. During 2009, an estimated life of 13 years and 9 months was used to calculate depreciation. The life used in 2009 was based on Republic's previously estimated landfill closure date of December 2021. Had the estimated useful life used during 2009 been used during 2010 depreciation expense would have increased by approximately $0.1 million.

8. Other Property and Equipment

Other property and equipment consisted of the following: *(in thousands)*

December 31,	*Depreciable Life*	2010	2009
Machinery and equipment	5-7 yrs	$ 955	$ 831
Vehicles	2-5 yrs	559	561
Other	5 yrs	64	64
Total		1,578	1,456
Less accumulated depreciation		(1,270)	(1,150)
Other property and equipment-net		$ 308	$ 306

The Company uses the straight-line method of depreciation for other property and equipment.

9. Long-Term Debt

Long-term debt to unrelated entities consisted of the following: *(in thousands)*

December 31,	2010	2009
Note payable to a financial institution, with interest only payment until maturity. (See Note 19 Bank Debt)	$9,501	$ 9,900
Installment notes bearing interest at the rate of 5.5% to 8.25% per annum collateralized by vehicles with monthly payments including interest, insurance and maintenance of approximately $20,000	192	281
Total long-term debt	9,693	10,181
Current maturities	129	119
Long-term debt, less current maturities	$9,564	$10,062

10. Commitments and Contingencies

The Company is a party to lawsuits in the ordinary course of its business. The Company does not believe that it is probable that the outcome of any individual action will have a material adverse effect, or that it is likely that adverse outcomes of individually insignificant actions will be significant enough, in number or magnitude, to have in the aggregate a material adverse effect on its financial statements. On March 1, 2010, the Company entered into a lease for office space in Knoxville, Tennessee. The term of the lease is 41 months (five of which are free) and expires on July 31, 2013. The payment on this lease is $7,284 per month.

Future non-cancellable commitments related to this lease are as follows (in thousands):

Year	
2011	73
2012	80
2013	51
	$204

Office rent expense for each of the three years ended December 31, 2010, 2009 and 2008 was $0.1 million.

11. Fair Value Measurements

FASB ASC 820, "Fair Value Measurements and Disclosures", establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markers for identical assets and liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets. Level 2 Inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets; Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liability;
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The assets or liabilities fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. Following is a description of the valuation methodologies used for assets measured at fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Company's liabilities at fair value as of December 31, 2010. (in thousands)

	Level 1	Level 2	Level 3
Derivative liabilities	$-	$687	$-
Total liabilities at fair value	$-	$687	$-

12. Derivatives

On July 28, 2009 the Company entered into a two-year agreement on crude oil pricing applicable to a specified number of barrels of oil that then constituted about two-thirds of the Company's daily production. Due to increased production levels as well as a drop in the specified monthly barrels from 9,500 to 7,375 in 2011, these numbers of barrels now constitutes less than half of the Company's daily production.

This "costless collar" agreement was effective beginning August 1, 2009 and has a $60.00 per barrel floor and an $81.50 per barrel cap on a volume of 9,500 barrels per month during the period from August 1, 2009 through December 31, 2010, and 7,375 barrels per month from January 1 through July 31, 2011. The prices referenced in this agreement are WTI NYMEX. While the agreement is based on WTI NYMEX prices, the Company receives a price based on Kansas Common plus bonus, which results in approximately $7 per barrel less than current WTI NYMEX prices. The average price per barrel received by the Company in the first quarter 2010 was $71.24, $70.78 for the second quarter 2010, $68.64 for the third quarter 2010 and $77.90 for the fourth quarter 2010.

Under a "costless collar" agreement, no payment would be made or received by the Company, as long as the settlement price is between the floor price and cap price ("within the collar"). However, if the settlement price is above the cap, the Company would be required to pay the counterparty an amount equal to the excess of the settlement price over the cap times the monthly volumes hedged. If the settlement price is below the floor, the counterparty would be required to pay the Company the deficit of the settlement price below the floor times the monthly volumes hedged.

This agreement is primarily intended to help maintain and stabilize cash flow from operations if lower oil prices return, while providing at least some upside if prices increase above the cap. If lower oil prices return, this agreement may allow the Company to maintain production levels of crude oil by enabling the company to perform some ongoing polymer or other workover treatments on then existing producing wells in Kansas.

As of December 31, 2010, the Company's open forward positions on our outstanding "costless collar" agreements, all of which are with Macquarie Bank Limited ("Macquarie"), were as follows *(Fair value is based on methodology described in Footnote 11 Fair Value measurement):*

Period	Monthly Volume	Total Volume	Floor/Cap NYMEX	Fair Value at December 31, 2010 (in thousands)
	Oil (Bbls)	Oil (Bbls)	$ per Bbl	
1st Qtr 2011	7,375	22,125	$60.00-$81.50	$ (253)
2nd Qtr 2011	7,375	22,125	$60.00-$81.50	$ (319)
3rd Qtr 2011	7,375	7,375	$60.00-$81.50	$ (115)
				$ (687)
			Current Liability	$ (687)

Management has engaged Risked Revenue Energy Associates to perform an independent valuation of the Fair Value of the Company's open forward positions. The Company records changes in the unrealized derivative asset or liability as a "Gain or (loss) on derivatives" in the Consolidated Statements of Operations.

The following settlement payments were made by the Company related to 2010 production months (in thousands):

Payments	Production Month	Payment Month
$ 29.2	April 2010	May 2010
4.5	October 2010	November 2010
26.7	November 2010	December 2010
73.5	December 2010	January 2011
$ 133.9		

These realized losses were recorded as a "Gain (loss) on derivatives" in the consolidated statements of operations.

13. Asset Retirement Obligation

The Company follows the requirements of FASB ASC 410, "Asset Retirement Obligations and Environmental Obligations". Among other things, FASB ASC 410 requires entities to record a liability and corresponding increase in long-lived assets for the present value of material obligations associated with the retirement of tangible long-lived assets. Over the passage of time, accretion of the liability is recognized as an operating expense and the capitalized cost is depleted over the estimated useful life of the related asset. The Company's asset retirement obligations relate primarily to the plugging, dismantling and removal of wells drilled to date. The Company's calculation of Asset Retirement Obligation used a credit-adjusted risk free rate of 12%, when the original liability for wells drilled prior to 2009 was recognized. In 2009, the retirement obligations for new wells were recognized using a credit adjusted risk free rate of 8%. The retirement obligations for new wells drilled in January through July 2010 were recognized using a credit adjusted risk free rate of 6%. The retirement obligations for new wells drilled after July 2010 were recognized using a credit adjusted risk free rate of 5.25%. The Company used an estimated useful life of wells ranging from 30-40 years and an estimated plugging and abandonment cost of $11,000 per well in Kansas and $7,500 per well in Tennessee. Management continues to periodically evaluate the appropriateness of these assumptions.

The following is a roll-forward of activity impacting the asset retirement obligation for the years ended December 31, 2009 and 2010: *(in thousands):*

Balance December 31, 2008	$ 656
Accretion expense	48
Liabilities incurred	2
Revision in estimated liabilities	(256)
Balance December 31, 2009	$ 450
Accretion expense	112
Liabilities incurred	11
Liabilities settled	(75)
Revisions in estimated liabilities	939
Balance December 31, 2010	$1,437

The liabilities incurred in 2009 relate to the Albers #2 SWD. In 2009, the revisions in estimated liabilities resulted primarily from reducing the estimated plugging and abandonment costs for the Kansas properties from $10,000 per well to $5,000 per well based on historical plugging costs. The liabilities incurred in 2010 related to the Albers A#2, Albers B#1, Veverka B#3, Veverka C#2, and the Zerger #2. The liabilities settled in 2010 relate to plugging of 15 wells in Kansas. In 2010, the revisions in estimated liabilities resulted primarily from increasing estimated plugging cost on Kansas wells to $11,000 per well and Tennessee wells to $7,500. The Kansas increase was based on the actual cost incurred on the 15 wells plugged in 2010. The Tennessee increase was based on recent bids received to plug certain Tennessee wells.

14. Stock Options

In October 2000, the Company approved a Stock Incentive Plan. The Plan is effective for a ten-year period commencing on October 25, 2000 and ended on October 24, 2010. The aggregate number of shares of Common Stock as to which options and Stock Appreciation Rights may be granted to participants under the Plan shall not exceed 7,000,000. The most recent amendment to the Plan increasing the number of shares that may be issued under the Plan by 3,500,000 shares and extending the Plan for another ten years was approved by the Company's Board of Directors on February 1, 2008 and approved by the Company's shareholders at the Annual Meeting of Stockholders held on June 2, 2008. Options are not transferable, are exercisable for 3 months after voluntary resignation from the Company, and terminate immediately upon involuntary termination from the Company. The purchase price of shares subject to this Plan shall be determined at the time the options are granted, but are not permitted to be less than 85% of the fair market value of such shares on the date of grant. Furthermore, a participant in the Plan may not, immediately prior to the grant of an Incentive Stock Option hereunder, own stock in the Company representing more than ten percent of the total voting power of all classes of stock of the Company unless the per share option price specified by the Board for the Incentive Stock Options granted such a participant is at least 110% of the fair market value of the Company's stock on the date of grant and such option, by its terms, is not exercisable after the expiration of 5 years from the date such stock option is granted.

Stock option activity in 2010, 2009, and 2008 is summarized below:

	2010		2009		2008	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding, beginning of year	3,021,000	$0.42	2,931,000	$0.38	2,441,000	$0.30
Granted	396,000	$0.44	500,000	$0.54	500,000	$0.74
Exercised	(1,831,000)	$0.27	(410,000)	$0.27	(10,000)	$0.27
Expired/cancelled	(15,000)	$0.58	-	-	-	-
Outstanding end of year	1,571,000	$0.60	3,021,000	$0.42	2,931,000	$0.38

The following table summarizes information about stock options outstanding and exercisable at December 31, 2010:

Weighted Average Exercise Price	Options Outstanding (shares)	Weighted Average Remaining Contractual Life (years)	Options Exercisable (shares)
$0.58	95,000	0.1	95,000
$0.81	80,000	1.0	80,000
$0.57	400,000	2.1	240,000
$1.44	100,000	2.4	100,000
$0.70	100,000	3.0	100,000
$0.50	400,000	4.8	80,000
$0.43	100,000	4.1	100,00
$0.44	296,000	4.7	-
	1,571,000		795,000

During 2010, the Company issued options to purchase 25,000 shares at $0.43 per share to each of the non-executive directors. These options vested upon grant date (February 8, 2010) and expire February 7, 2015. In addition, the Company issued options to purchase 296,000 shares at $0.44 per share to various employees, including 127,000 options to Jeffrey R. Bailey, Chief Executive Officer, and 74,000 options to Cary V. Sorensen, General Counsel. These options vest on August 31, 2011 and expire on August 29, 2015.

The weighted average fair value per share of options granted in 2010 was $0.24 and 2009 was $0.42, calculated using the Black Scholes option pricing model.

Compensation expense related to stock options was $ 0.1 million in 2010 and was $0.2 million in 2009 and 2008. At December 31, 2010, there was $0.1 million of total unrecognized compensation costs related to unvested options that is expected to be recognized over a weighted average period of approximately 1.4 years.

The fair value of stock options used to compute share based compensation is the estimated present value at grant date using the Black Scholes option pricing model with weighted average assumptions for 2010 of expected volatility of 62.4%, a risk free interest rate of 3.77% and an expected option life remaining from 2.1 to 4.7 years.

The weighted average assumptions used for 2009 and 2008 were expected volatility of 100%, a risk fee interest rate of 3.67%, and an expected option life remaining for 0.3 years to 5.7 years.

On March 17, 2011, the Company issued options to purchase 100,000 common shares at $1.08 per share to the non-executive directors. These options vested upon grant date and will expire on March 16, 2016.

15. Income Taxes

The Company had taxable income for the years ended December 31, 2010 and 2008, but had no taxable income for the year ended December 31, 2009.

A reconciliation of the statutory U.S. Federal income tax and the income tax provision included in the accompanying consolidated statements of operations is as follows (in thousands):

	December 31,		
	2010	**2009**	**2008**
Statutory rate	34%	34%	34%
Tax (benefit) / expense at statutory rate	$ (964)	$ (744)	$(2,323)
State income tax (benefit) expense	(125)	(97)	(302)
Net Change in deferred tax asset valuation allowance	-	672	(4,376)
Total income tax provision (benefit)	$ (1,089)	$ (169)	$(7,001)

Management has evaluated the positions taken in connection with the tax provisions and tax compliance for the years included in these financial statements as required by ASC 740. The Company does not believe that any of its positions it has taken will not prevail on a more likely than not basis. As such no disclosure of such positions was deemed necessary. Management continuously estimates its ability to recognize a deferred tax asset related to prior period net operating loss carry forwards based on its anticipation of the likely timing and adequacy of future net income. As of December 31, 2010, the Company had available approximately $18.3 million of net operating loss carryforwards to offset future taxable income.

During the year ended December 31, 2010, Management, using the "more likely than not" criteria for recognition, elected to recognize a deferred tax asset of $1.1 million. The recognition of the deferred tax asset in 2010 relates to net operating loss carryforwards, impairment of pipeline in 2010, and will provide a better matching of income tax expense with taxable income in future periods.

At December 31, 2010 and 2009, the deferred tax asset balance was $10.4 million and $9.3 million, respectively.

As of December 31, 2010, the Company had net operating loss carry forwards of approximately $18.3 million which will expire between 2013 and 2024 if not utilized. Our open tax years include all returns filed for 2006 and later.

The Company's deferred tax assets and liabilities are as follows:
(in thousands)

	Year Ended December 31,	
	2010	**2009**
Net deferred tax assets (liabilities) - current:		
Unrealized derivative loss - current	$ 264	$ 288
Total deferred tax assets (liabilities) – current	$ 264	$ 288
Net deferred tax assets (liabilities) – noncurrent:		
Net operating loss carryforwards	$ 7,040	$ 7,217
Tax basis of oil and gas properties in excess of book basis	4,165	4,461
Tax basis of pipeline assets in excess of book basis	1,591	(199)
Book basis of methane facility and other PP&E in excess of tax basis	(960)	(973)
Unrealized derivative loss - noncurrent	-	217
Valuation allowance	(1,741)	(1,741)
Total deferred tax assets (liabilities) – noncurrent	$ 10,095	$ 8,982
Net deferred tax asset (liability)	$ 10,359	$ 9,270

16. Supplemental Cash Flow Information

The Company paid approximately $0.56 million, $0.63 million, and $0.45 million for interest in 2010, 2009, and 2008 respectively. No interest was capitalized in 2010, 2009, or 2008. In addition, the Company financed vehicles in the amounts of $0.04 million and $0.2 million during 2010 and 2009, respectively.

17. Litigation Settlement

On May 10, 2004 the Court entered its final order approving the fairness of the settlement to the class, dismissing the action pursuant to a Settlement Stipulation, and fully releasing the claims of the class members in *Paul Miller v. M. E. Ratliff and Tengasco, Inc.* No. 3:02-CV-644 in the Unites States District Court for the Eastern District of Tennessee, Knoxville, Tennessee. This action sought certification of a class action to recover on behalf of a class of all persons who purchased shares of the Company's common stock between August 1, 2001 and April 23, 2002, unspecified damages allegedly caused by violations of the federal securities laws. In January, 2004 all parties reached a settlement subject to court approval. The Court entered its order approving the settlement on May 10, 2004. Under the settlement, the Company paid into a settlement fund the amount of $37,500 to include all costs of administration and contribute 150,000 warrants to purchase a share of the Company's common stock for a period of three years from date of issue at $1 per share subject to adjustments. These warrants expired on September 12, 2008.

18. Bank Debt

At December 31, 2010, the Company had a revolving credit facility with F&M Bank & Trust Company ("F&M Bank").

Under the credit facility, loans and letters of credit are available to the Company on a revolving basis in an amount outstanding not to exceed the lesser of $20 million or the Company's borrowing base in effect from time to time. The credit facility is secured by substantially all of the Company's producing and non-producing oil and gas properties and pipeline and the Company's Methane Project assets. The credit facility includes certain covenants in which the Company is required to comply. These covenants include leverage, interest coverage, minimum liquidity, and general and administrative coverage ratios.

As of September 30, 2009, the Company was out of compliance on the Leverage Ratio and Interest Coverage Ratio covenants under the credit facility prior to the assignment of the credit facility to F&M Bank. The Company was in compliance with the remaining financial covenants under the credit facility. The noncompliance occurred primarily as a result of the low commodity prices in the last quarter of 2008 and first and second quarters of 2009 that are included in the covenant compliance calculations. The Company received a waiver for noncompliance of these covenants for the quarter ended September 30, 2009. As of December 31, 2010, the Company was in compliance with all covenants. There can be no assurances that the lender will waive noncompliance of covenants should future instances occur.

On July 30, 2010, the Company and F&M Bank entered into an amendment to the credit facility as assigned to F&M Bank which increased the borrowing base from $11 million to $14 million, set the interest rate to the greater of prime plus 0.25% or 5.25% per annum, eliminated the monthly commitment reduction, and changed the maturity date to January 27, 2012.

On February 22, 2011, the Company and F&M Bank entered into an amendment to the credit facility which increased the borrowing base from $14 million to $20 million, increased the maximum line of the Company's credit amount from $20 million to $40, million, and extended the term of the facility to January 27, 2013.

The next borrowing base review will take place in June 2011. The total borrowing by the Company under the facility at December 31, 2010 and December 31, 2009 was $ 9.5 million and $9.9 million, respectively.

19. Methane Project

On October 24, 2006, the Company signed a twenty-year Landfill Gas Sale and Purchase Agreement (the "Agreement") with BFI Waste Systems of Tennessee, LLC ("BFI"), an affiliate of Allied Waste Industries ("Allied"). In 2008, Allied merged into Republic Services, Inc. ("Republic"). The Company assigned its interest in the Agreement to MMC and provides that MMC will purchase the entire naturally produced gas stream being collected at the Carter Valley municipal solid waste landfill owned and operated by Republic in Church Hill, Tennessee serving the metropolitan area of Kingsport, Tennessee. Republic's facility is located about two miles from the Company's pipeline. The Company installed a proprietary combination of advanced gas treatment technology to extract the methane component of the purchased gas stream. Methane is the principal component of natural gas and makes up about half of the purchased raw gas stream by volume. The Company has constructed a pipeline to deliver the extracted methane gas to the Company's existing pipeline (the "Methane Project").

The total cost for the Methane Project, including pipeline construction, was approximately $4.5 million. The costs of the Methane Project were funded primarily by (a) the money received by the Company from Hoactzin to purchase its interest in the Ten Well Program which exceeded the Company's actual costs of drilling the wells in that Program by more than $1 million; (b) cash flow from the Company's operations; and (c) $0.8 million of the funds the Company borrowed under its then credit facility with Sovereign Bank of Dallas, Texas ("Sovereign Bank"). Methane gas produced by the project facilities was initially mixed in the Company's pipeline and delivered and sold to Eastman under the terms of the Company's natural gas purchase and sale agreement with Eastman. At current gas production rates in the landfill itself and expected extraction efficiencies, the Company estimates it has the capability to be able to produce and deliver about 400 Mcfd of methane sales gas. The gas supply from this landfill is projected to grow over the years as the underlying operating landfill continues to expand and generate additional naturally produced gas, and for several years following the closing of the landfill, estimated by Republic to occur in 2041. At December 31, 2009 Republic had estimated the landfill closure would occur in 2021. Gas production will continue in commercial quantities up to 10 years after closure of the landfill.

As part of the Methane Project agreement, the Company agreed to install a new force-main water drainage line for Republic, the landfill owner, in the same two-mile pipeline trench as the gas pipeline needed for the Project, reducing overall costs and avoiding environmental effects to private landowners resulting from multiple installations of pipeline. Republic paid the additional material costs for including the water line of approximately $0.7 million. As a certificated utility, the Company's pipeline subsidiary, TPC, required no additional permits for the gas pipeline construction.

Initial test volumes of methane were produced in late December 2008. During the first two months of 2009, Eastman was reviewing its current air quality permits with regard to MMC's methane production and deliveries did not occur during that review.

MMC declared startup of commercial operations on April 1, 2009. During the month of April, the facility produced and sold 14 MMcf of methane gas to Eastman and was online about 91% of the calendar month. System maintenance and landfill supply adjustments accounted for the remainder of the time. On May 1, 2009, Eastman advised MMC that it was suspending deliveries of the methane gas stream pending approval by the federal Environmental Protection Agency ("EPA") of Eastman's petition for inclusion of treated methane gas as natural gas within the meaning of the EPA's continuous emission monitoring rules applicable to Eastman's large boilers during the annual "smog season" beginning May 1 of each year. Although Eastman had begun seeking this approval in February, 2009, with the assistance of the Air Quality Department of the Tennessee Department of Environment and Conservation, the EPA had not acted by May 1. Eastman furnished to the EPA information provided by MMC that establishes that the methane gas stream is better fuel under the rule standards than even "natural" gas, which is technically defined in the smog season rules to include gas being "found in geologic formations beneath the earth's surface". Methane sales to Eastman were intended to resume upon EPA's formal approval of Eastman's petition or expansion of the regulatory definition, or both. However, as of July 31, 2009 neither of these actions has been taken by EPA, despite the existence of EPA's own established agency initiative, the Landfill Methane Outreach Program, which is intended to encourage beneficial use of the methane component of raw landfill gas. Because approval was not received, MMC was forced to seek alternative markets for the methane gas stream.

The Company concluded an agreement for sale of the methane gas to Hawkins County Gas Utility, a local utility commencing August 1, 2009 on a month to month basis until either sales to Eastman may resume or other customers were located by the Company.

Effective September 1, 2009 the Company began sales of its Swan Creek gas production to Hawkins County Gas Utility District, because the physical mixing of Swan Creek natural gas with MMC's methane gas caused Eastman to suspend deliveries of both categories of gas as mixed.

On August 27, 2009, the Company entered into a five-year fixed price gas sales contract with Atmos Energy Marketing, LLC, ("AEM") in Houston, Texas, a nonregulated unit of Atmos Energy Corporation (NYSE: ATO) for the sale of the methane component of landfill gas produced by MMC at the Carter Valley Landfill. The agreement provides for the sale of up to 600 MMBtu per day. The contract was effective beginning with September 2009 gas production and ends July 31, 2014. The agreed contract price of over $6 per MMBtu was a premium to the then current five-year strip price for natural gas on the NYMEX futures market.

MMC's plant is capable of producing a daily average of about 400 MMBtu/day of methane from the Carter Valley landfill at the current raw gas volumes being generated underground and collected in Republic's piping and collection system. However, in order to produce 400 MMBtu, the plant needs to remain in operation for a full 24 hours per day. Daily production is less than 400 MMBtu on such days when the plant operates less than a full 24 hours, whether due to any equipment or collection system supply issue. The primary reason experienced for less-than-full-24-hour operation since April 2009 has been frequent spiking in the oxygen content in the raw gas collected by Republic and delivered to the plant, and not to equipment malfunctions in MMC's plant. Oxygen spikes shut down MMC's equipment for safety reasons as high oxygen gas is explosive in our treatment process. In mid 2010 the oxygen spikes increased from occasional spikes to an almost constant level of oxygen that caused longer downtime to our equipment. MMC's plant at Carter Valley had minimal production of sales methane during the fourth quarter of 2010 of approximately 5,500 MMBTU of methane gas for an average of 60 MMBTU per day. The MMC plant had no production of sales methane during the third quarter 2010. During the second quarter in 2010, the facility produced approximately 27,000 MMBtu of methane, an average of 300 MMBtu per day. In the first quarter of 2010, the facility had produced about 19,600 MMBtu, an average of 220 MMBtu per day.

Low production in the second half of 2010 was primarily due to the effects of ongoing repairs being made by Republic to its gas collection system to prevent the oxygen intrusion which, as noted above, shuts down MMC's treatment facility to assure safety and reduce risk of explosion. However, water intrusion and weather related issues in July 2010 did cause MMC equipment shutdowns for repair through early August 2010 that also contributed to periods of low production. Those items were remedied by MMC in August 2010 and low production for the period September through December was due to collection system repair issues by Republic, and not MMC's equipment or other factors. The Company anticipates that Republic's collection system repairs will be completed at some point so that production will be able to resume, but no assurances can be made concerning when Republic's system repairs will be concluded until such time that the repairs are completed, the Company anticipates that only intermittent and minimal volumes will be produced.

On September 17, 2007, Hoactzin, simultaneously with subscribing to participate in the Ten Well Program (the "Program"), pursuant to a separate agreement with the Company was conveyed a 75% net profits interest in the Methane Project. Any net profits from the Methane Project, if received by Hoactzin, would be applied towards the determination of the Payout Point (as defined above) for the Ten Well Program. When the Payout Point is reached from either the revenues from the wells drilled in the Program or the Methane Project or a combination thereof, Hoactzin's net profits interest in the Methane Project will decrease to 7.5%. The agreed method of calculation of net profits takes into account specific costs and expenses as well as gross revenues for the project. As a result of the startup costs and ongoing operating expenses, and reduced production levels discussed above, no net profits as defined have been generated from project startup in April, 2009 through December 31, 2010 for payment to Hoactzin under the net profits interest conveyed.

As stated above, the Purchase Price paid by Hoactzin for its interest in the Program exceeded the Company's anticipated and actual costs of drilling the ten wells in the Program. Those excess funds provided by Hoactzin were used to pay for approximately $1 million of equipment required for the Methane Project, or about 22% of the Project's capital costs. The availability of the funds provided by Hoactzin eliminated the need for the Company to borrow those funds, to have to pay interest to any lending institution making such loans or to dedicate Company revenues or revenues from the Methane Project to pay such debt service. Accordingly, the grant of a 7.5% interest in the Methane Project to Hoactzin was negotiated by the Company as a favorable element to the Company of the overall transaction.

20. Restricted Cash

As security required by Tennessee oil and gas regulations, the Company placed $120,500 in a Certificate of Deposit to cover future asset retirement obligations for the Company's Tennessee wells.

21. Quarterly Data and Share Information (unaudited)

The following tables sets forth for the fiscal periods indicated, selected consolidated financial data
(In thousands, except per share data)

Fiscal Year Ended 2010	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr
Revenues	$ 2,851	$ 3,291	$ 3,286	$ 3,788
Net income (loss)	268	736	188	(2,937)
Net income (loss) attributable to common shareholders	268	736	188	(2,937)
Income (loss) per common share	$ 0.00	$ 0.01	$ 0.00	$ (0.05)

Fiscal Year Ended 2009	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr
Revenues	$ 1,900	$ 2,355	$ 2,585	$ 2,891
Net income (loss)	(402)	(81)	(449)	(1,086)
Net income (loss) attributable to common shareholders	(402)	(81)	(449)	(1,086)
Income (loss) per common share	$ (0.01)	$ (0.00)	$ (0.01)	$ (0.02)

22. Supplemental Oil and Gas Information (unaudited)

Information with respect to the Company's oil and gas producing activities is presented in the following tables. Estimates of reserves quantities, as well as future production and discounted cash flows before income taxes, were determined by LaRoche Petroleum Consultants Ltd. All of the Company's reserves were located in the United States.

Capitalized Costs Related to Oil and Gas Producing Activities

The table below reflects our capitalized costs related to our oil and gas producing activities at December 31, 2010 and 2009 (in thousands):

	Years Ended December 31,	
	2010	2009
Proved oil and gas properties	$ 27,837	$ 24,182
Unproved properties	189	109
Total proved and unproved oil and gas properties	$ 28,026	$ 24,291
Less accumulate depreciation, depletion and amortization	13,869	11,931
Net oil and gas properties	$ 14,157	$ 12,360

Oil and Gas Related Costs

The following table sets forth information concerning costs incurred related to the Company's oil and gas property acquisition, exploration and development activities (in thousands):

	Years Ended December 31,		
	2010	2009	2008
Property acquisitions proved	$ -	$ -	$ 5,350
Property acquisitions unproved	-	-	-
Exploration cost	80	-	-
Development cost	3,453	1,020	6,614
Total	$ 3,533	$ 1,020	$ 11,964

Results of Operations from Oil and Gas Producing Activities

The following table sets forth the Company's results of operations from oil and gas producing activities. (in thousands)

	Year Ended December 31,		
	2010	2009	2008
Revenues	$ 12,876	$ 9,711	$15,570
Production costs and taxes	(5,308)	(5,225)	(5,731)
Depreciation, depletion and amortization	(1,938)	(1,800)	(1,374)
Income from oil and gas producing activities	$ 5,630	$ 2,686	$ 8,465

In the presentation above, no deduction has been made for indirect costs such as corporate overhead or interest expense. No income taxes are reflected above due to the Company's operating tax loss carry-forwards.

Estimated Quantities of Oil and Gas Reserves

The following table sets forth the Company's net proved oil and gas reserves and the changes in net proved oil and gas reserves for the years ended December 31, 2010, 2009 and 2008.

	Oil (MBbls)	Gas (MMcf)	MBOE
Proved reserves at December 31, 2007	**2,276**	**1,134**	**2,465**
Revisions of previous estimates (1)	(1,313)	(120)	(1,333)
Improved recovery	59	-	59
Purchase of reserves in place	234	-	234
Extensions and discoveries	154	-	154
Production	(162)	(104)	(180)
Sales of reserves in place	-	-	
Proved reserves at December 31, 2008	**1,248**	**910**	**1,399**
Revisions of previous estimates (2)	1,203	(721)	1,084
Improved recovery	-	-	-
Purchase of reserves in place	-	-	-
Extensions and discoveries	-	-	-
Production	(171)	(73)	(183)
Sales of reserves in place	(7)	--	(7)
Proved reserves at December 31, 2009	**2,273**	**116**	**2,293**
Revisions of previous estimates	360	(64)	350
Improved recovery			
Purchase of reserves in place			
Extensions and discoveries	37		35
Production	(174)	(25)	(178)
Sales of reserves in place			
Proved reserves at December 31, 2010	**2,496**	**27**	**2,500**
Proved developed reserves at:			
December 31, 2008	1,240	907	1,391
December 31, 2009	1,579	116	1,598
December 31, 2010	1,800	27	1,804
Proved undeveloped reserves at:			
December 31, 2008	-	-	-
December 31, 2009	694	-	694
December 31, 2010	696	-	696

1. The proved undeveloped reserve volumes decreased 664 MBbl from December 31, 2007 to December 31, 2008. At 2008 price levels, cash flows generated from oil and gas properties as well as availability under the Company's credit facility were insufficient to develop the Company's proved undeveloped prospects that existed at December 31, 2008 within a five year period and therefore the associated proved undeveloped reserves were required to be and were dropped for our report. The remaining 649 MBbl downward revision in oil reserves was primarily due to lower oil prices used at December 31, 2008 compared to prices used at December 31, 2007. The lower oil prices decreased the economic life of Company wells. In addition, certain wells that were economic at higher prices would not be able to be produced economically at decreased price levels. Therefore, the decremental volumes resulting from a shorter economic production period as well as the decreased number of economically producible wells were excluded from the reserve report.

2. The proved undeveloped reserve volumes increased 694 MBbl from December 31, 2008 to December 31, 2009. At 2009 price levels, cash flows generated from oil and gas properties were sufficient to develop the Company's proved undeveloped prospects within a five year period and therefore the associated proved undeveloped reserves were included in our report at December 31, 2009. The remaining 509 MBbl upward revision in oil reserves were primarily due to higher oil prices used at December 31, 2009 compared to prices used at December 31, 2008. The higher oil prices extended the economic life of certain Company wells. In addition, certain wells that were uneconomic at lower prices were able to be produced economically at increased price levels. Therefore, the incremental volumes resulting from a longer production period as well as the increased number of economically producible wells were included in the reserve report. The 721 MMcf downward revision in gas reserves was primarily due to lower gas prices used at December 31, 2009 compared to prices used at December 31, 2008. The lower gas prices decreased the economic life of certain Company wells. In addition, certain wells that were economic at higher prices were not able to be produced economically at decreased price levels. Therefore, the decremental volumes resulting from a shorter production period as well as the decreased number of economically producible wells were excluded from the reserve report.

Tengasco, Inc. and Subsidiaries
Notes to Consolidated Financial Statements

The following table identifies the reserve value by category and the respective values as a percentage of total proved reserves (in thousands):

(amounts in thousands)	**Year Ended 12/31/10**			**Year Ended 12/31/09**			**Year Ended 12/31/08**		
	Oil	**Gas**	**Total**	**Oil**	**Gas**	**Total**	**Oil**	**Gas**	**Total**
Total proved reserves year-end reserve report	$48,331	$13	$48,344	$27,964	$223	$28,187	$9,177	$1,116	$10,293
Proved developed producing reserves (PDP)	$28,974	$13	$28,987	$15,476	$223	$15,699	$9,020	$1,114	$10,134
% of PDP reserves to total proved reserves	60%	-	60%	55%	1%	56%	87%	11%	98%
Proved developed non-producing reserves	$7,476	-	$7,476	$5,185	-	$5,185	$157	$2	$159
% of PDNP reserves to total proved reserves	15%	-	15%	18%	-	18%	2%	-	2%
Proved undeveloped reserves (PUD)	$11,881	-	$11,881	$7,303	-	$7,303	-	-	-
% of PUD reserves to total proved reserves	25%	-	25%	26%	-	26%	-	-	-

Standardized Measure of Discounted Future Net Cash Flows

The standardized measure of discounted future net cash flows from the Company's proved oil and gas reserves is presented in the following table (in thousands):

	December 31,		
	2010	2009	2008
Future cash inflows	$ 180,569	$ 122,844	$ 51,388
Future production costs and taxes	(70,771)	(56,550)	(36,491)
Future development costs	(13,283)	(11,039)	(309)
Future income tax expenses	-	-	-
Net future cash flows	96,515	55,255	14,588
Discount at 10% for timing of cash flows	48,171	(27,068)	(4,295)
Discounted future net cash flows from proved reserves	$ 48,344	$ 28,187	$ 10,293

The following are the principal sources of change in the standardized measure of discounted future net cash flows from the Company's proved oil and gas reserves (in thousands):

	December 31,		
	2010	2009	2008
Balance, beginning of year	$ 28,187	$10,293	$53,627
Sales, net of production costs and taxes	(7,568)	(4,486)	(9,839)
Discoveries and extensions, net of costs	2,099	-	1,492
Purchase of reserves in place	-	-	1,642
Sale of reserves in place	-	(109)	-
Net changes in prices and production costs	15,554	10,433	(30,890)
Revisions of quantity estimates	8,873	17,705	(9,373)
Accretion of discount	2,598	1,029	1,029
Net change in income taxes	-	-	-
Previously estimated development cost incurred during the year	3,806	28	-
Changes in future development costs	(3,168)	(5,489)	3,251
Changes in production rates and other	(2,037)	(1,217)	(646)
Balance, end of year	$ 48,344	$28,187	$10,293

Estimated future net cash flows represent an estimate of future net revenues from the production of proved reserves using current sales prices, along with estimates of the operating costs, production taxes and future development and abandonment cost (less salvage value) necessary to produce such reserves. The prices used for December 31, 2010, 2009, and 2008 were $72.30, $53.81, $33.96 per barrel of oil and $4.89, $4.61, $7.76 per MCF of gas, respectively. The Company's proved reserves as of December 31, 2010 and 2009 were measured by using commodity prices based on the twelve month unweighted arithmetic average of the first day of the month price for the period January through December 2010. The Company's proved reserves as of December 31, 2008 were measured by using end of year prices. No deduction has been made for depreciation, depletion or any indirect costs such as general corporate overhead or interest expense.

ASSIGNMENT OF NOTE AND LIENS

THIS ASSIGNMENT OF NOTE AND LIENS (this "Assignment"), dated effective as of July 27, 2010 (the "Effective Date"), is executed and delivered by **SOVEREIGN BANK**, a Texas state bank, as a Bank (as hereinafter defined and in such capacity, "Sovereign"), as agent (in such capacity, the "Assignor") on behalf of the Banks party to the Loan Agreement (as hereinafter defined) before the effectiveness hereof (collectively, the "Banks"), and as collateral agent (in such capacity, the "Collateral Agent") on behalf of Macquarie Bank Limited, an Australian bank ("Macquarie") under that certain Intercreditor Agreement (the "Intercreditor Agreement") dated as of July 28, 2009, among the Borrower (as hereinafter defined), Sovereign and Macquarie, to and in favor of **THE F&M BANK & TRUST COMPANY**, a state chartered bank ("F&M"), as successor Agent (in such capacity, the "Assignee Agent") under the Loan Agreement on behalf of the Banks party to the Loan Agreement after the effectiveness hereof (collectively, the "Assignee Banks").

RECITALS:

A. Reference is here made to that certain Loan and Security Agreement dated as of June 29, 2006, among Tengasco, Inc., a Tennessee corporation (the "Borrower") and Citibank, N.A., a national banking association ("Citibank"), formerly known as Citibank Texas, N.A., predecessor to the Assignor and Sovereign, as amended by First Amendment to Loan and Security Agreement dated as of April 13, 2007, as amended by Second Amendment to Loan and Security Agreement dated as of December 17, 2007, as amended by Third Amendment to Loan and Security Agreement dated as of June 2, 2008, as amended by Fourth Amendment to Loan and Security Agreement dated as of January 19, 2009, as amended by Fifth Amendment to Loan and Security Agreement dated as of July 9, 2009, as amended by the Sixth Amendment to Loan and Security Agreement dated as of September 18, 2009, and as amended by Seventh Amendment to Loan and Security Agreement dated as of February 23, 2010 (collectively, and as further amended or modified, the "Loan Agreement"). Under the terms of the Loan Agreement, the Borrower executed and delivered to Citibank that certain promissory note (the "Note") dated June 29, 2006, in the original principal amount of $50,000,000, which Note was previously assigned to Sovereign through that certain Assignment of Notes and Liens dated as of December 17, 2007, from Citibank, as assignor, and Sovereign, as assignee.

B. The Note is governed and secured by, among other documents, (a) the Loan Agreement and (b) the documents listed on Schedule 1 to this Assignment (hereinafter collectively referred to as the "Scheduled Documents"). The Loan Agreement, the Scheduled Documents, and all other mortgages, deeds of trust, financing statements, guaranties, assignments, consents, certificates, resolutions, agreements, pledges and security instruments, if any, of whatever kind or character specifically securing the Loan Rights (as defined below) and covering any of the Collateral (as defined below) are herein collectively called the "Security Documents."

C. Reference is further made to that certain Eighth Amendment to Loan and Security Agreement dated as of July 27, 2010 (the "Eighth Amendment"), among the Assignee Agent, the Assignee Banks and the Borrower, which shall be executed as of the Effective Date.

ASSIGNMENTS AND AGREEMENTS:

1. **Definitions**. Capitalized terms used but not otherwise defined herein (including within the introductory paragraph and the Recitals hereto) shall have the meanings assigned in the Loan Agreement, as amended by the Eighth Amendment. As used in this Assignment, the following terms shall have the meanings set forth below:

"Assigned Documents" means the Security Documents, the Note, and all other Loan Documents assigned to the Assignee Agent under this Assignment.

"Collateral" means any property, whether real or personal, movable or immovable, tangible or intangible, corporeal or incorporeal, of any kind and wherever located, whether now owned or hereafter acquired or created, in or over which a lien, encumbrance or security interest has been, or is purported to have been, granted to or for the benefit of the Assignor, the Banks or the Collateral Agent pursuant to the Security Documents.

"Loan Documents" has the meaning assigned such term in the Loan Agreement, except such term shall not include the ISDA Master Agreement (as defined in the Loan Agreement).

"Loan Rights" shall mean all of the Assignor's and each Bank's right, title and interest in, to and under the Revolver Loans and the Loan Documents, including without limitation (a) all claims (including claims as defined in Section 101(5) of the United States Bankruptcy Code), suits, cause of action and other rights of the Assignor and each Bank, whether known or unknown, against Borrower or any guarantor or other obligor of the Revolver Loans (each an "Obligor") to the extent, and only to the extent such claims, suits, causes of action and other rights are based upon, arise out of or are related to the Revolver Loans or any of the Loan Documents, (b) all liens against, security interests in and assignments of Collateral of any kind for or in respect of the Revolver Loans or the Loan Documents, but only to the extent the same secure the Revolver Loans; (c) all of the Assignor's and each Bank's rights under any property, liability, and other insurance policies relating to the Loan Documents (to the extent transferable and assignable); (d) all insurance and condemnation proceeds and any rights to any insurance and condemnation proceeds, relating to the Loan Documents to the extent not applied by the Assignor or any Bank to any sums outstanding under the Loan Documents prior to the Effective Date; and (e) all products and proceeds of the foregoing to the extent not applied by the Assignor or any Bank to any sums outstanding under the Loan Documents prior to the Effective Date; provided, however, that notwithstanding the foregoing or any inference to the contrary, "Loan Rights" shall not include any indemnification provisions or reimbursement obligations contained in the Loan Agreement, the Loan Documents and the Security Documents relating to any period prior to the Effective Date, all of which provisions and obligations remain in full force and effect and are fully binding upon Borrower and enforceable by the Assignor and Sovereign.

"Revolver Loans" has the meaning assigned such term in the Loan Agreement.

2. **Assignment**. For good and valuable consideration paid to the Assignor, the receipt and sufficiency of which are hereby acknowledged (including the consideration set forth in a separate payoff letter delivered by the Assignor to the Assignee Agent and also including the Borrower's payment of an assignment fee in the amount of $5,000.00 to the Assignor), and subject to the terms hereof, the Assignor has TRANSFERRED, ASSIGNED, GRANTED and CONVEYED and by these presents TRANSFERS, ASSIGNS, GRANTS and CONVEYS unto the Assignee Agent (a) the Security Documents, (b) all other Loan Rights held by the Assignor and (c) all other Assigned Documents and all indebtedness and obligations owing to the Assignor pursuant to the Assigned Documents, along with all rights, benefits, remedies and privileges under the Assigned Documents, to the extent not included in clauses (a) and (b), "AS IS, WITH ALL FAULTS" AND WITHOUT RECOURSE, REPRESENTATION OR WARRANTY, EITHER EXPRESS, IMPLIED, STATUTORY OR OTHERWISE, EXCEPT FOR THE EXPRESS REPRESENTATIONS AND WARRANTIES OF THE ASSIGNOR SET FORTH BELOW. All such rights, titles and interests hereby assigned are hereinafter collectively referred to as the "Assigned Interests".

3. **Assignment of Note**. For good and valuable consideration paid to Sovereign, the receipt and sufficiency of which are hereby acknowledged, Sovereign has TRANSFERRED, ASSIGNED, GRANTED and CONVEYED and by these presents does hereby TRANSFER, ASSIGN, GRANT and CONVEY unto F&M, as the Assignee Bank, (a) the Note and (b) all other Loan Rights held by Sovereign "AS IS, WITH ALL FAULTS" AND WITHOUT RECOURSE, REPRESENTATION OR WARRANTY, EITHER EXPRESS, IMPLIED, STATUTORY OR OTHERWISE, EXCEPT FOR THE EXPRESS REPRESENTATIONS AND WARRANTIES OF SOVEREIGN SET FORTH BELOW.

4. **Acceptance and Assumption**. Assignee Agent accepts the foregoing assignment of the Assigned Interests and agrees to assume, as of the Effective Date, all obligations of the Assignor in its capacities as Agent and a Bank under or pursuant to the Loan Agreement and the other Assigned Documents. Furthermore, the Assignee Agent agrees to assume, as of the Effective Date, the obligations of the Assignor in its capacities as the mortgagee, secured party, grantee, named beneficiary and holder of security under or pursuant to the Loan Agreement and the other Assigned Documents.

5. **Limited Representations and Warranties of the Assignor**. The Assignor hereby represents and warrants to the Assignee Agent as follows: (a) the Assignor is the sole, legal and beneficial owner and holder and has good title to its interest in the Security Documents and the Loan Rights and indebtedness held by the Assignor, and the liens and security interests granted to the Assignor to secure such Loan Rights and indebtedness, all free and clear of any lien, encumbrance or security interest or claim created by, through and under the Assignor, but not otherwise, (b) the Assignor has not assigned, participated, released, subordinated or granted a lien, encumbrance or security interest in any of the Security Documents or the Loan Rights, except for any Collateral released of record, (c) the Assignor has the full power and authority, and has taken all action necessary, to transfer and convey each of the Assigned Documents and the indebtedness evidenced thereby, and to execute this Assignment, (d) except as described in the recitals of this Assignment, no renewal or extension of the Note or the Loan Agreement has been given and (e) the Assignor has not received or issued any written notice of any Event of Default under the Assigned Documents that has not been provided to the Assignee Agent. The

Assignor shall deliver the original stock certificates of the Borrower's subsidiaries to the Assignee Agent upon the Effective Date, and the Assignor shall promptly deliver to the Assignee Agent the original counterparts of the Assigned Documents, to the extent that such original counterparts are in the possession or control of the Assignor.

6. **Representations and Warranties of Sovereign**. Sovereign hereby represents and warrants to F&M, as the Assignee Bank, as follows: (a) it is the sole, legal and beneficial owner and holder of and has good title to the Note and its interest in the Loan Rights, all free and clear of any lien, encumbrance or security interest or claim created by, through or under Sovereign, but not otherwise, (b) Sovereign has not assigned, participated, released, subordinated or granted a lien, encumbrance or security interest in the Note or the Loan Rights, except for any Collateral released of record, (c) Sovereign has the full power and authority, and has taken all action necessary, to transfer and convey the Note and the indebtedness evidenced thereby, and to execute this Assignment and (d) except as described in the recitals of this Assignment, no renewal or extension of the Note has been given.

7. **Endorsement and Delivery of the Note**. Promptly following the execution hereof, Sovereign will deliver to the Assignee Agent, the Note duly endorsed by an allonge endorsement as follows:

> Pay to the order of The F&M Bank & Trust Company, WITHOUT RECOURSE, REPRESENTATION OR WARRANTY, EITHER EXPRESS, IMPLIED, STATUTORY OR OTHERWISE, except for the express representations and warranties of the undersigned set forth in that certain Assignment of Note and Lien dated as of July 27, 2010, to which the undersigned endorser, among others, is a party.

8. **Representations and Warranties of the Assignee Agent and each Assignee Bank**. The Assignee Agent and each Assignee Bank represent and warrant to the Assignor and each Bank that: (a) the Assignee Agent and each Assignee Bank each conducted its own due diligence with respect to the acquisition of the Note, Security Documents, any other Assigned Documents and the Loan Rights, including without limitation, (i) the terms, provisions, validity and enforceability of the Loan Documents, (ii) the perfection or priority of any lien against, security interests in and assignment of any and all of the Collateral, (iii) the value, condition, quality, sufficiency of the description and amount of the Collateral purportedly covered and affected by the Loan Documents and (iv) the financial condition, creditworthiness or other condition of the Borrower and any other Obligor; (b) except as expressly set forth in this Assignment, neither the Assignee Agent nor any Assignee Bank has relied on any statements of the Assignor or the Banks and each is relying solely upon the results of its own due diligence; (c) each has full power and authority, and has taken all action necessary, to execute and deliver this Assignment and to consummate the transactions contemplated hereby.

9. **INDEMNITY; NON-ASSUMPTION**. THE ASSIGNEE AGENT AND EACH ASSIGNEE BANK HEREBY AGREES TO INDEMNIFY, DEFEND AND HOLD HARMLESS THE ASSIGNOR AND EACH BANK AND THEIR RESPECTIVE SUBSIDIARIES, AFFILIATES, OFFICERS, DIRECTORS, SHAREHOLDERS, EMPLOYEES, AGENTS, REPRESENTATIVES AND ATTORNEYS (COLLECTIVELY THE

"INDEMNIFIED PARTIES"), FROM AND AGAINST ANY AND ALL LOSS, LIABILITY, CLAIM, JUDGMENT, DAMAGE AND EXPENSE WHATSOEVER (INCLUDING ATTORNEYS' FEES AND AMOUNTS PAID IN SETTLEMENT) DIRECTLY OR INDIRECTLY ARISING OUT OF, BASED UPON, RESULTING FROM OR OTHERWISE RELATING TO ANY ENFORCEMENT ACTION TAKEN BY THE ASSIGNEE AGENT, ANY ASSIGNEE BANK, OR ANY OF THEIR RESPECTIVE AFFILIATES OR SUBSIDIARIES, IN CONNECTION WITH THE REVOLVER LOANS OR ANY LOAN DOCUMENTS, EXCEPT AND TO THE EXTENT CAUSED BY THE ASSIGNOR'S OR ANY BANK'S GROSS NEGLIGENCE OR WILLFUL MISCONDUCT OR RESULTING FROM A MATERIAL INACCURACY OR BREACH OF THE ASSIGNOR'S OR ANY BANK'S EXPRESS REPRESENTATIONS OR WARRANTIES DESCRIBED IN THIS ASSIGNMENT. BY ITS ACCEPTANCE OF THIS ASSIGNMENT, THE ASSIGNEE AGENT AND EACH ASSIGNEE BANK EXPRESSLY DOES NOT ASSUME AND HEREBY DISCLAIMS ANY LIABILITY OR OBLIGATION FOR ANY LOSS, CLAIM, JUDGMENT, DAMAGE OR EXPENSE WHATSOEVER DIRECTLY OR INDIRECTLY ARISING OUT OF, BASED UPON, RESULTING FROM OR OTHERWISE RELATING TO ANY ACT OR OMISSION BY THE ASSIGNOR, ANY BANK, OR ANY OF THEIR RESPECTIVE AFFILIATES, SUBSIDIARIES OR PREDECESSORS, IN CONNECTION WITH THE REVOLVER LOANS OR ANY LOAN DOCUMENTS, EXCEPT TO THE EXTENT CAUSED BY THE ASSIGNEE AGENT'S OR ANY ASSIGNEE BANK'S GROSS NEGLIGENCE OR WILLFUL MISCONDUCT OR RESULTING FROM A MATERIAL INACCURACY OR BREACH OF THE ASSIGNEE AGENT'S OR ANY ASSIGNEE BANK'S EXPRESS REPRESENTATIONS AND WARRANTIES DESCRIBED IN THIS ASSIGNMENT.

10. **Disclaimer**. EXCEPT AS EXPRESSLY SET FORTH, THE ASSIGNOR AND EACH BANK HEREBY SPECIFICALLY DISCLAIM ANY AND ALL REPRESENTATIONS AND WARRANTIES OF ANY KIND OR CHARACTER, EXPRESS, IMPLIED, STATUTORY OR OTHERWISE, INCLUDING WITHOUT LIMITATION, (A) THE COLLECTABILITY OF THE REVOLVER LOANS, (B) THE ASSETS, LIABILITIES, FINANCIAL CONDITION, RESULTS, PROSPECTS OR CREDITWORTHINESS OF THE BORROWER OR ANY OTHER OBLIGOR, (C) THE VALIDITY AND ENFORCEABILITY OF, OR NON-EXISTENCE OF OFFSETS OR DEFENSES TO, THE LOAN DOCUMENTS; (D) THE VALIDITY, PERFECTION, ENFORCEABILITY OR PRIORITY OF THE LIENS, SECURITY INTERESTS AND ASSIGNMENTS CONTAINED IN THE LOAN DOCUMENTS; (E) THE PROPER RECORDATION OF THE LOAN DOCUMENTS WHICH ARE RECORDED; AND (F) THE VALUE, CONDITION OR USE WHICH MAY BE MADE OF ANY COLLATERAL, THE OPERATIONAL POTENTIAL THEREOF, THE SUITABILITY FOR THE INTENDED PURPOSES, THE CONDITION OF ANY ENVIRONMENTAL MATTERS OR ISSUES, OR THE COMPLIANCE THEREOF WITH GOVERNMENTAL CODES, RULES, REGULATIONS, ORDERS AND LAWS.

11. **Representations, Warranties and Certain Waivers of the Borrower**. To induce the Assignor to sell, and the Assignee Agent to purchase, the Assigned Interests, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Borrower hereby represents, warrants and acknowledges to the Assignor and the Assignee Agent, and agrees that, as of the date hereof:

(a) There are no claims, offsets, defenses or counterclaims against the enforcement of its obligations under the Assigned Documents, and the Assignor is not in default under any of the Assigned Documents. The Borrower hereby waives any and all such claims, offsets, defenses, counterclaims or defaults, whether known or unknown, arising on or prior to the Effective Date.

(b) No release or subordination relating to the Assigned Interests has been executed, and all of the Assigned Interests (except to the extent amended or modified as of the Effective Date) are in full force and effect as described in the Assigned Documents.

(c) It fully understands the terms of this Assignment and the consequences of the execution and delivery of this Assignment, including the waivers and releases provided for herein.

(d) It has the full power and authority and has taken all action necessary to execute this Assignment and each other document related hereto.

(e) It has been afforded an opportunity to have this Assignment reviewed by such attorneys and other persons as Debtor may wish.

12. **Authorization**. The Assignor and the Banks hereby authorize the Assignee Agent to record this Assignment in each jurisdiction where the Security Documents have been recorded and to file any UCC-3 assignment or transfer documentation in each jurisdiction in which the Security Documents have been recorded in order to provide third parties with constructive notice of the assignments evidenced by this Assignment.

13. **Resignation as Collateral Agent**. Sovereign hereby resigns as Collateral Agent under those Security Documents executed by Sovereign in such capacity. F&M has been appointed as successor collateral agent on behalf of Macquarie under that certain Intercreditor Agreement dated as of even date herewith by and among F&M, Macquarie and the Borrower.

14. **Borrower Consent**. The Borrower hereby (a) consents to the terms and provisions of this Assignment and assumption, (b) ratifies and confirms the Assigned Interests and the Assigned Documents and (c) releases the Assignor from any and all obligations under the Loan Agreement, including, but not limited to obligations to make loans, issue letters of credit or otherwise extend credit.

15. **Governing Law**. This Assignment is entered into and shall be governed by the laws of the State of Texas, excluding its conflict of laws rules, except to the extent that the assignment of any liens or security interests is mandatorily governed under the laws of the jurisdiction in which the properties subject thereto are located.

16. **Counterparts**. This Assignment may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same instrument.

17. **Additional Documents**. Each of the Assignor, Assignee Agent and Borrower hereby agree to, from time to time and upon reasonable request, execute and deliver to the requesting party any documents which are reasonably necessary to carry out more effectively the purposes of this Assignment, including, without limitation, any financing statements or assignments, properly completed.

18. **Construction**. The parties hereto acknowledge and agree that neither this Assignment nor the other documents executed pursuant hereto shall be construed more favorably in favor of one than the other based upon which party drafted the same, it being acknowledged that all parties hereto contributed substantially to the negotiation and preparation of this Assignment and the other documents executed pursuant hereto or in connection herewith.

19. **Entire Agreement**. THIS ASSIGNMENT EMBODIES THE ENTIRE AGREEMENT AMONG THE PARTIES HERETO AND SUPERSEDES ALL PRIOR AGREEMENTS, UNDERSTANDINGS, REPRESENTATIONS OR WARRANTIES, WHETHER ORAL OR WRITTEN, IF ANY, RELATING TO THE SUBJECT MATTER HEREOF, AND MAY BE AMENDED ONLY BY AN INSTRUMENT IN WRITING EXECUTED JOINTLY BY AN AUTHORIZED OFFICER OF EACH OF THE PARTIES HERETO. THERE ARE NO UNWRITTEN ORAL AGREEMENTS AMONG THE PARTIES.

EXECUTED EFFECTIVE as of the 27th day of July, 2010.

[This space is left intentionally blank. Signature pages follow.]

SOVEREIGN BANK,
as the Assignor and a Bank

By: s/Ronda Garrett
Name: Ronda Garrett
Title: Vice President

THE F&M BANK AND TRUST COMPANY,
as the Assignee Agent and an Assignee Bank

By: s/Christina Kitchens
Name: Christina Kitchens
Title: SVP

TENGASCO, INC.,
as the Borrower

By: s/Jeffrey R. Bailey
Name: Jeffrey R. Bailey
Title: CEO

SCHEDULE 1

Scheduled Documents

1. Kansas Mortgage, Assignment of Production, Security Agreement and Financing Statement dated as of June 29, 2006, executed by Tengasco, Inc. and Tennessee Land & Mineral Corporation in favor of Citibank Texas, N.A. (now known as Citibank, N.A.), covering the properties described on Exhibit A attached hereto, recorded as follows:

Jurisdiction	Recording Date	Recording Data
Barton County, KS	7/14/06	Book 613, Page 4913
Ellis County, KS	7/19/06	Book 650, Page 572
Graham County, KS	7/13/06	Book 221, Page 932
Graham County, KS (re-recorded)	7/17/06	Book 222, Page 23
Osborne County, KS	7/14/06	Book 122, Page 65
Pawnee County, KS	7/18/06	Book MG 197, Page 95
Rooks County, KS	7/10/06	Book 360, Page 97
Rush County, KS	7/13/06	Mtg Book 71, Page 895
Russell County, KS	7/17/06	Book 163, Page 558
Stafford County, KS	7/13/06	Book 192, Page 670
Trego County, KS	7/13/06	Book 140, Page 138

as amended by Amendment to Kansas Mortgage, Assignment of Production, Security Agreement and Financing Statement dated as of December 17, 2007, executed by Tengasco, Inc. and Tennessee Land & Mineral Corporation in favor of Sovereign Bank, recorded as follows:

Jurisdiction	Recording Date	Recording Data
Barton County, KS	12/31/07	Book 614, Page 4466
Ellis County, KS	12/27/07	Book 684, Page 650
Graham County, KS	12/27/07	Book 230, Page 105
Osborne County, KS	12/26/07	Book MISC 65, Page 207
Pawnee County, KS	12/27/07	Book MG 202, Page 143
Rooks County, KS	12/28/07	Book 379, Page 272
Rush County, KS	12/27/07	Mtg. Book 74, Page 165
Russell County, KS	12/28/07	Book 169, Page 590
Stafford County, KS	12/28/07	Book 201, Page 490
Trego County, KS	12/27/07	Book 149, Page 525

as amended by Amendment to Kansas Mortgage, Assignment of Production, Security Agreement and Financing Statement, and Negative Pledge dated as of September 18, 2009, executed by Tengasco, Inc., Tennessee Land & Mineral Company, Tengasco Pipeline Corporation and Manufactured Methane Corporation in favor of Sovereign Bank, acting as a lender on its own behalf and as collateral agent on behalf of Macquarie Bank Limited, recorded as follows:

Jurisdiction	Recording Date	Recording Data
Barton County, KS		
Ellis County, KS		
Graham County, KS		
Osborne County, KS		
Pawnee County, KS		
Rooks County, KS		
Rush County, KS		
Russell County, KS		
Stafford County, KS		
Trego County, KS		

2. Deed of Trust, Mortgage, Assignment of Production, Security Agreement and Financing Statement dated as of June 29, 2006, executed by Tengasco, Inc., Tengasco Pipeline Corporation and Tennessee Land & Mineral Corporation in favor of Citibank Texas, N.A. (now known as Citibank, N.A.), recorded as follows:

Jurisdiction	Recording Date	Recording Data
Hancock County, TN	7/11/06	Book 19, Page 565
Hawkins County, TN	7/11/06	Book 813, Page 420
Sullivan County, TN	7/12/06	Book 2422C, Page 1

as amended by Amendment to Deed of Trust, Mortgage, Assignment of Production, Security Agreement and Financing Statement dated as of December 17, 2007, executed by Tengasco, Inc., Tennessee Land & Mineral Corporation and Tengasco Pipeline Corporation in favor of Sovereign Bank, recorded as follows:

Jurisdiction	Recording Date	Recording Data
Hancock County, TN	12/27/07	Book 27, Page 651
Hawkins County, TN	12/27/07	Book 889, Page 594
Sullivan County, TN	12/27/07	Book 2619C, Page 630

3. Negative Pledge dated as of December 17, 2007, executed by Tengasco, Inc. and Tennessee Land & Mineral Company in favor of Sovereign Bank, recorded as follows:

Jurisdiction	Recording Date	Recording Data
Barton County, KS	12/31/07	Book 614, Page 4468
Ellis County, KS	12/27/07	Book 684, Page 706
Graham County, KS	12/27/07	Book 230, Page 161
Osborne County, KS	12/26/07	Book MISC 65, page 208
Pawnee County, KS	12/27/07	Book MA2, Page 384
Rooks County, KS	12/28/07	Book 379, Page 293
Rush County, KS	12/27/07	Mtg Book 74, Page 221
Russell County, KS	12/28/07	Book 169, Page 646

Jurisdiction	Recording Date	Recording Data
Stafford County, KS	12/28/07	Book 201, Page 549
Trego County, KS	12/27/07	Book 149, Page 581

4. Negative Pledge dated as of December 17, 2007, executed by Tengasco, Inc., Tennessee Land & Mineral Company, Tengasco Pipeline Corporation and Manufactured Methane Corporation in favor of Sovereign Bank, recorded as follows:

Jurisdiction	Recording Date	Recording Data
Hancock County, TN	12/27/07	Book 27, Page 668
Hawkins County, TN	12/27/07	Book 889, Page 611
Sullivan County, TN	12/27/07	Book 2619C, Page 647

5. UCC-1 Financing Statement with respect to the mortgage described in item 1 above, recorded as follows:

Jurisdiction	Recording Date	Recording Data
Barton County, KS	7/14/06	UCC #8500
Ellis County, KS	7/19/06	UCC #71
Graham County, KS	7/13/06	PS #2006-028
Osborne County, KS	7/14/06	UCC #06-20
Pawnee County, KS	7/18/06	UCC #06-00065
Rooks County, KS	7/10/06	UCC #2006-31
Rush County, KS	7/13/06	UCC #38
Russell County, KS	7/17/06	UCC #06-54
Stafford County, KS	7/13/06	Book 2006, Page 51
Trego County, KS	7/13/06	UCC Fixture Filing #2006-21

as amended by UCC Financing Statement Amendment, recorded as follows:

Jurisdiction	Recording Data
Barton County, KS	UCC #8797
Ellis County, KS	UCC #Page T
Graham County, KS	#2007-040
Osborne County, KS	#07-36
Pawnee County, KS	UCC # 07-00136
Rooks County, KS	#2007-64
Rush County, KS	UCC #56
Russell County, KS	Book FS-4, Page T-53
Stafford County, KS	Book 2006, Page 51ASG
Trego County, KS	Amendment #22006-21

6. UCC-1 Financing Statement with respect to the deed of trust described in item 2 above, filed as follows:

Jurisdiction	Recording Date	Recording Data
Tennessee Secretary of State	8/3/06	UCC1 306-147547

CONSENT OF INDEPENDENT PETROLEUM ENGINEERS

We consent to the incorporation by reference in the registration statements on Form S-1, Form S-3 and Form S-8 of Tengasco, Inc. of the references to our name as well as to the references to our third party report for Tengasco which appears in the December 31, 2010 annual report on Form 10-K and/or 10-K/A of Tengasco.

LAROCHE PETROLEUM CONSULTANTS, LTD.

By: s/Stephen W. Daniel
Stephen W. Daniel
Senior Partner

Dallas, Texas
March 28, 2011


R^2

Risked Revenue
Energy Associates

March 11, 2011

Mike Rugen
Chief Financial Officer
Tengasco, Inc.
10215 Technology Drive
Knoxville, TN 37932

RE: Authorization to cite R^2 in Tengasco's SEC filing for 12/31/2010.

Dear Mr. Rugen,

Thank you for choosing R^2 to provide valuations for Tengasco's portfolio of derivative hedge transactions. You have the consent of R^2 to reference our company in Tengasco's SEC filing for the analytical work we provided as of 12/31/2010.

Sincerely,

Wayne Penello
President
ANOVA Management, Inc.
General Partner of
Risked Revenue Energy Associates

Risked Revenue Energy Associates
2029 Woodhead St. • Houston, Texas • 77019
Phone: 713-522-6161 • www.riskedrevenue.com

I, Jeffrey R. Bailey, certify that:

1. I have reviewed this annual report on Form 10-K of Tengasco, Inc.

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-(f) for the registrant and we have:

(a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The Registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated: March 31, 2011

S/Jeffrey R. Bailey
Jeffrey R. Bailey,
Chief Executive Officer

I, Michael J. Rugen, certify that:

1. I have reviewed this annual report on Form10-K of Tengasco, Inc.

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-(f) for the registrant and we have:

(a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The Registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated: March 31, 2011

S/Michael J. Rugen
Michael J. Rugen,
Principal Financial and Accounting Officer

CERTIFICATION

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 I hereby certify that:

I have reviewed the Annual Report on Form 10-K;

to the best of my knowledge, this Annual Report on Form 10-K (i) fully complies with the requirements of section 13 (a) or 15 (d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m(a) or 78o(d); and (ii) the information contained in this Report fairly presents, in all material respects, the financial condition and results of operation of Tengasco, Inc. and its subsidiaries during the period covered by this Report.

Dated: March 31, 2011

S/Jeffrey R. Bailey
Jeffrey R. Bailey,
Chief Executive Officer

CERTIFICATION

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 I hereby certify that:

I have reviewed the Annual Report on Form 10-K;

to the best of my knowledge, this Annual Report on Form 10-K (i) fully complies with the requirements of section 13 (a) or 15 (d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m (a) or 78o(d); and (ii) the information contained in this Report fairly presents, in all material respects, the financial condition and results of operation of Tengasco, Inc. and its subsidiaries during the period covered by this Report.

Dated: March 31, 2011

S/Michael J. Rugen
Michael J. Rugen,
Principal Financial and Accounting Officer

March 14, 2011

Mr. Jeff Bailey, CEO
Tengasco, Inc.
10215 Technology Drive, Suite 301
Knoxville, TN 37932

Dear Mr. Bailey:

At your request, LaRoche Petroleum Consultants, Ltd. (LPC) has estimated the proved reserves and future cash flow, as of December 31, 2010, to the Tengasco, Inc. (Tengasco) interest in certain properties located in Kansas and Tennessee. The work for this report was completed as of the date of this letter. This report was prepared to provide Tengasco with Securities and Exchange Commission (SEC) compliant reserve estimates. It is our understanding that the properties evaluated by LPC comprise 100 percent (100%) of Tengasco's proved reserves. We believe that the assumptions, data, methods, and procedures used in preparing this report, as set out below, are appropriate for the purpose of this report. This report has been prepared using constant prices and costs and conforms to our understanding of the SEC guidelines, reserves definitions, and applicable accounting rules.

Summarized below are LPC's estimates of net reserves and future net cash flow. Future net revenue is prior to deducting estimated production and ad valorem taxes. Future net cash flow is after deducting these taxes, operating expenses, and future capital expenditures but before consideration of federal income taxes. The discounted cash flow values included in this report are intended to represent the time value of money and should not be construed to represent an estimate of fair market value. We estimate the net reserves and future net cash flow to the Tengasco interest, as of December 31, 2010, to be:

	Net Reserves		Future Net Cash Flow ($)	
Category	Oil (Barrels)	Gas (Mcf)	Total	Present Worth at 10%
Proved Developed				
Producing	1,554,260	27,220	$ 54,464,253	$ 28,986,527
Non-Producing	245,399	0	$ 12,974,301	$ 7,476,513
Proved Undeveloped	695,998	0	$ 29,076,514	$ 11,881,210
Total Proved[1]	2,495,657	27,220	$ 96,515,068	$ 48,344,250

[1] The total proved values above may or may not match those values on the total proved summary page that follows this letter due to rounding by the economics program.

The oil reserves include crude oil and condensate. Oil reserves are expressed in barrels, which are equivalent to 42 United States gallons. Gas reserves are expressed in thousands of standard cubic feet (Mcf) at the contract temperature and pressure bases.

The estimated reserves and future cash flow shown in this report are for proved developed producing reserves and, for certain properties, proved developed non-producing and proved undeveloped reserves. This report does not include any value that could be attributed to interests in undeveloped acreage beyond those tracts for which undeveloped reserves have been estimated.

Estimates of reserves were prepared using standard geological and engineering methods generally accepted by the petroleum industry. The reserves in this report have been estimated using deterministic methods. The method or combination of methods utilized in the evaluation of each reservoir included consideration of the stage of development of the reservoir, quality and completeness of basic data, and production history. Recovery from various reservoirs and leases was estimated after consideration of the type of energy inherent in the reservoirs, the structural positions of the properties, and reservoir and well performance. In some instances, comparisons were made to similar properties where more complete data were available. We have used all methods and procedures that we considered necessary under the circumstances to prepare this report. We have excluded from our consideration all matters to which the controlling interpretation may be legal or accounting rather than engineering or geoscience.

The estimated reserves and future cash flow amounts in this report are related to hydrocarbon prices. Historical prices through December 2010 were used in the preparation of this report as required by SEC guidelines; however, actual future prices may vary significantly from the SEC prices. In addition, future changes in environmental and administrative regulations may significantly affect the ability of Tengasco to produce oil and gas at the projected levels. Therefore, volumes of reserves actually recovered and amounts of cash flow actually received may differ significantly from the estimated quantities presented in this report.

Benchmark prices used in this report are based on the twelve-month unweighted arithmetic average of the first day of the month price for the period January through December 2010. Gas prices used in this report are referenced to a Henry Hub price of $4.38 per MMBtu, as posted by Platts Gas Daily, adjusted for energy content, transportation fees, and regional price differentials. Oil prices used in this report are referenced to a West Texas Intermediate (WTI) crude oil price of $75.96 per barrel, as posted by Plains All American Pipeline, L.P., adjusted for gravity, crude quality, transportation fees, and regional price differentials. These reference prices are held constant in accordance with SEC guidelines. The weighted average prices after adjustments over the life of the properties are $72.30 per barrel for oil and $4.89 per Mcf for gas.

Lease and well operating expenses are based on data obtained from Tengasco. Expenses for the properties operated by Tengasco include allocated overhead costs, direct lease and field level costs as well as compression costs and marketing expenses. Wells operated by others include all direct expenses as well as general and administrative costs and overhead costs allowed under the specific joint operating agreements. Lease and well operating costs are held constant in accordance with SEC guidelines.

Capital costs and timing of all investments have been provided by Tengasco and are included as required for workovers, new development wells, and production equipment. Tengasco has represented to us that they have the ability and intent to implement their capital expenditure program as scheduled. Tengasco's estimates of the cost to plug and abandon the wells net of salvage value are included and scheduled at the end of the economic life of individual properties. These costs are also held constant.

LPC made no investigation of possible gas volume and value imbalances that may have been the result of overdelivery or underdelivery to the Tengasco interest. Our projections are based on the Tengasco interest receiving its net revenue interest share of estimated future gross oil and gas production.

Technical information necessary for the preparation of the reserve estimates herein was furnished by Tengasco or was obtained from state regulatory agencies and commercially available data sources. No special tests were obtained to assist in the preparation of this report. For the purpose of this report, the individual well test and production data as reported by the above sources were accepted as represented together with all other factual data presented by Tengasco including the extent and character of the interest evaluated.

An on-site inspection of the properties has not been performed nor has the mechanical operation or condition of the wells and their related facilities been examined by LPC. In addition, the costs associated with the continued operation of uneconomic properties are not reflected in the cash flows.

The evaluation of potential environmental liability from the operation and abandonment of the properties is beyond the scope of this report. In addition, no evaluation was made to determine the degree of operator compliance with current environmental rules, regulations, and reporting requirements. Therefore, no estimate of the potential economic liability, if any, from environmental concerns is included in the projections presented herein.

The reserves included in this report are estimates only and should not be construed as exact quantities. They may or may not be recovered; if recovered, the revenues therefrom and the costs related thereto could be more or less than the estimated amounts. These estimates should be accepted with the understanding that future development, production history, changes in regulations, product prices, and operating expenses would probably cause us to make revisions in subsequent evaluations. A portion of these reserves are for behind-pipe zones, undeveloped locations, and producing wells that lack sufficient production history to utilize performance-related reserve estimates. Therefore, these reserves are based on estimates of reservoir volumes and recovery efficiencies along with analogies to similar production. These reserve estimates are subject to a greater degree of uncertainty than those based on substantial production and pressure data. It may be necessary to revise these estimates up or down in the future as additional performance data become available. As in all aspects of oil and gas evaluation, there are uncertainties inherent in the interpretation of engineering and geological data; therefore, our conclusions represent informed professional judgments only, not statements of fact.

The results of our third party study were prepared in accordance with the disclosure requirements set forth in the SEC regulations and intended for public disclosure as an exhibit in filings made with the SEC by Tengasco.

Tengasco makes periodic filings on Form 10-K with the SEC under the 1934 Exchange Act. Furthermore, Tengasco has certain registration statements filed with the SEC under the 1933 Securities Act into which any subsequently filed Form 10-K is incorporated by reference. We have consented to the incorporation by reference in the registration statements on Form S-3 and Form S-8 of Tengasco of the references to our name, together with references to our third party report for Tengasco which appears in the December 31, 2010 annual report on Form 10-K and/or 10-K/A of Tengasco. Our written consent for such use is included as a separate exhibit to the filings made with the SEC by Tengasco.

We have provided Tengasco with a digital version of the original signed copy of this report letter. In the event there are any differences between the digital version included in filings made by Tengasco and the original signed report letter, the original signed report letter shall control and supersede the digital version.

The technical persons responsible for preparing the reserve estimates presented herein meet the requirements regarding qualifications, independence, objectivity, and confidentiality set forth in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers. The technical person primarily responsible for overseeing the preparation of reserves estimates herein is Stephen W. Daniel. Mr. Daniel is a Professional Engineer licensed in the State of Texas who has forty years of engineering experience in the oil and gas industry. Mr. Daniel earned a Bachelor of Science degree in Petroleum Engineering from the University of Texas at Austin and has prepared reserves estimates throughout his career. He has prepared and overseen preparation of reports for public filings for LPC for the past ten years. LPC is an independent firm of petroleum engineers, geologists, and geophysicists and are not employed on a contingent basis. Data pertinent to this report are maintained on file in our office.

Very truly yours,

LaRoche Petroleum Consultants, Ltd.
State of Texas Registration Number F-1360

Stephen W. Daniel
Licensed Professional Engineer
State of Texas No. 58581

SWD:pt
Job 10-908

Areas of Operation:


Kansas
Tennessee

BOARD OF DIRECTORS

Jeffrey R. Bailey
Chief Executive Officer, Director

Peter E. Salas
Chairman

Carlos P. Salas
Director

Dr. John Clendening
Director

Hughree F. Brooks
Director

Matthew K. Behrent
Director

CORPORATE OFFICERS

Jeffrey R. Bailey
Chief Executive Officer

Cary V. Sorensen
Vice President,
General Counsel, Secretary

C. Patrick McInturff
Vice President

Michael J. Rugen
Chief Financial Officer

CORPORATE HEADQUARTERS

11121 Kingston Pike
Suite E
Knoxville, TN 37934
865-675-1554
Fax 865-675-1621

INDEPENDENT AUDITORS

Rodefer Moss & Co, PLLC
608 Mabry Hood Road
Knoxville, TN 37932

TRANSFER AGENT AND REGISTRAR

Continental Stock Transfer &
Trust Company
17 Battery Place
New York, NY 10004-1123
212-509-4000

COUNSEL

Kenneth N. Miller
Frost & Miller, LLP
260 Madison Avenue, 16th Floor
New York, NY 10016

STOCK EXCHANGE LISTING

NYSE Amex LLC
Ticker Symbol: TGC

FORM 10-K

Management's discussion and analysis of financial conditions and results of its 2010 operations, along with the quantitative and qualitative market risks faced by the Company are discussed in the Company's Annual Report on Form 10-K for the year ended December 31, 2010, a copy of which is included in this Annual Report.

ANNUAL MEETING

The Annual Meeting of the Stockholders will be held at 9:00 a.m. Monday, June 20, 2011 at the Homewood Suites by Hilton in Knoxville, Tennessee.

WORLD WIDE WEB

For more information about Tengasco, visit our website at http://www.tengasco.com

Annual Report Design by Curran & Connors, Inc. / www.curran-connors.com


TENGASCO